Exhibit 99.1

MAG SILVER CORP.
Suite 770, 800 West Pender Street
Vancouver, British Columbia  V6C 2V6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR

relating to the

2014 ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 24, 2014

Dated May 20, 2014

THIS PAGE INTENTIONALLY LEFT BLANK

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of MAG Silver Corp. (the “Company”) will be held at The Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia, Canada V6C 3L5 at 9:00 a.m. (Pacific time) on Tuesday, June 24, 2014 for the following purposes:

•	To receive the report of the directors of the Company;

•	To receive the audited financial statements of the Company for the financial year ended December 31, 2013 and accompanying report of the auditor;

•	To set the number of directors of the Company at seven;

•	To elect the seven nominees of the Company standing for election as directors of the Company to hold office for the ensuing year;

•	To appoint Deloitte LLP, Chartered Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

•	To approve the adoption of the Second Amended and Restated Stock Option Plan of the Company;

•	To approve the adoption of the Share Unit Plan of the Company;

•	To approve the adoption of the Directors’ Deferred Share Unit Plan of the Company; and

•	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the management information circular accompanying this Notice of Meeting.  At the Meeting, shareholders will be asked to approve each of the foregoing items.

The directors of the Company have fixed May 20, 2014 as the record date for the Meeting (the “Record Date”).  Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 by 9:00 a.m. (Pacific time) on Friday, June 20, 2014 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chairman of the Meeting at the Chairman’s discretion without notice.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia May 20, 2014.

MAG SILVER CORP.

by: “George Paspalas”
      George Paspalas
      President and Chief Executive Officer

MAG SILVER CORP.
SUITE 770, 800 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA  V6C 2V6

MANAGEMENT INFORMATION CIRCULAR

Dated May 20, 2014

This Management Information Circular (“Information Circular”) accompanies the Notice of Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of MAG Silver Corp. (the “Company”) to be held on Tuesday, June 24, 2014 at the time and place and for the purposes set out in the accompanying Notice of Meeting.  This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment or postponement of the Meeting.

PROXIES AND VOTING RIGHTS

General

It is expected that solicitations of proxies will be made primarily by mail but proxies may also be solicited by telephone or other personal contact by directors, officers and employees of the Company without special compensation.  The Company may reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals.  The Company will be using the services of Kingsdale Shareholder Services (“Kingsdale”) to provide the following services in connection with the Meeting: review and analysis of the information circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone.  Shareholders needing assistance completing a form of proxy or voting instruction form should contact Kingsdale toll free in North America at 1-866-481-2532.  The estimated cost to the Company of such service is $75,000 plus charges for any telephone calls.  The costs of solicitation will be borne by the Company.

Only a shareholder whose name appears on the certificate(s) representing its shares (a “Registered Shareholder”) or its duly appointed proxy nominee is permitted to vote at the Meeting.  A shareholder is a non-registered shareholder (a “Non-Registered Shareholder”) if its shares are registered in the name of an intermediary, such as an investment dealer, brokerage firm, bank, trust company, trustee, custodian, administrators of self-administered RRSPs, RRIFs, RESPs and similar plans or other nominee, or a clearing agency in which the intermediary participates (each, an “Intermediary”).  Accordingly, most shareholders of the Company are “Non-Registered Shareholders” because the shares they own are not registered in their names but are instead registered in the name of the Intermediary through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the shares; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which acts as nominee for many Canadian brokerage firms. Shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares held for Non-Registered Shareholders.

These proxy solicitation materials are being sent to both Registered Shareholders and Non-Registered Shareholders.  If the Company or its agent has sent these materials directly to a Non-Registered Shareholder, such Non-Registered Shareholder’s name and address and information about its holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the securities on such Non-Registered Shareholder’s behalf.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain information about them to the Company are referred to as “NOBOs”, whereas Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about them to the Company are referred to as “OBOs”.  In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the Notice of Meeting, this Information Circular and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly to the OBOs through their Intermediaries.  By choosing to send the Meeting Materials directly to NOBOs, the Company (and not the Intermediary holding shares on behalf of the NOBOs), has assumed responsibility for (i) delivering the Meeting Materials to the NOBOs, and (ii) executing their proper voting instructions.

Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company’s management. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for and on the Shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the Shareholder must either:

(a)	on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the Shareholder’s nominee in the blank space provided; or

(b)           complete another proper form of proxy.

In either case, to be valid, a proxy must be dated and signed by the Shareholder or by the Shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of, or attorney for, the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed, or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. (“Computershare”), 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, or by telephone, internet or facsimile (in accordance with the instructions provided in the form of proxy delivered herewith), by 9:00 a.m. (Pacific time) on Friday, June 20, 2014 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.  The deadline for the deposit of proxies may be waived or extended by the Chairman of the Meeting at the Chairman’s discretion without notice.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders for Registered Shareholders are permitted to vote at the Meeting.  Non-Registered Shareholders (whether NOBOs or OBOs) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.

Non-Registered Shareholders that are NOBOs should complete and return the voting instruction form (as opposed to the form of proxy) accompanying this Information Circular as specified in the voting instruction form.

With respect to Non-Registered Shareholders that are OBOs, the Intermediary holding shares on behalf of an OBO is required to forward the Meeting Materials to such OBO (unless such OBO has waived its right to receive the Meeting Materials) and to seek such OBO’s instructions as how to vote its shares in respect of each of the matters described in this Information Circular to be voted on at the Meeting.  Each Intermediary has its own procedures which should be carefully followed by OBOs to ensure that their Shares are voted by the Intermediary on their behalf at the Meeting.  The instructions for voting will be set out in the form of proxy or voting instruction form provided by the Intermediary.  OBOs should contact their Intermediary and carefully follow the voting instructions provided by such Intermediary.  Alternatively, OBOs who wish to vote their Shares in person at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the Intermediary and following the Intermediary’s instructions for return of the executed form of proxy or voting instruction form.

All references to shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to shareholders of record unless specifically stated otherwise.

Shareholders needing assistance completing and returning a proxy or VIF may call Kingsdale Shareholder Services toll free at 1-866-481-2532.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

(i)	signed by the Shareholder, the Shareholder’s legal personal representative or trustee in bankruptcy or, where the Shareholder is a corporation, a duly authorized representative of the corporation; and

(ii)
delivered to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 or to the registered office of the Company located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting;

(b)
by sending another proxy form with a later date to Computershare before 9:00 a.m. (Pacific time) on Friday, June 20, 2014 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting;

(c)	by attending the Meeting and notifying the Chairman of the Meeting prior to the commencement of the Meeting that the Shareholder has revoked its proxy; or

(d)	in any other manner provided by law.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting and Exercise of Discretion by Proxyholders

A Shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, it is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s board of directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares.  As at May 20, 2014, the Company had 60,286,586 common shares issued and outstanding.

In accordance with applicable laws, the board of directors of the Company has provided notice of and fixed the record date as of May 20, 2014 (the “Record Date”) for the purposes of determining shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are Registered Shareholders at the close of business on the Record Date and the number of common shares registered in the name of each Registered Shareholder on that date.  Each Registered Shareholder as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each common share registered in his or her name as it appears on the list.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, only the following Shareholders beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying 10% or more of the voting rights attached to all outstanding voting securities of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
Industrias Penoles, S.A.B. DE C.V. (1)(2)	9,746,193	16.2%(4)
Mason Hill Advisors LLC(1)(3)	7,354,873	12.2%(4)
Notes:
(1)	The information above has been obtained by the Company from the System for Electronic Disclosure by Insiders (SEDI) as of the date of this Information Circular.
(2)	These shares are held by Industrias Penoles, S.A.B. DE C.V. and affiliates including Fresnillo plc (“Fresnillo”)
(3)	These shares are held by Mason Hill Advisors LLC and affiliates including Equinox Partners LP
(4)	The percentage shown has been calculated based on the number of issued and outstanding common shares of the Company as at May 20, 2014.

RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

The Directors’ Report and the consolidated financial statements of the Company for the financial year ended December 31, 2013 and accompanying auditor’s report will be presented at the Meeting and have been previously filed under the Company’s profile on SEDAR at www.sedar.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

Size of the Board

In October 2013, Mr. George Paspalas joined the Company as President, CEO and a director, bringing the size of board of directors of the Company (the “Board”) to ten (10) members.  The Governance and Nomination Committee recently completed a thorough director interview process and determined that the Board could benefit from larger independence complimented further by fewer non-independent members.  The consequence of reducing the number of non-independent members is a reduction in the total number of board members.  Accordingly, with a view to creating a Board comprised of 75% independent directors, the Board plans for eight (8) members in total to be comprised of six (6) independent directors and two (2) non-independent directors.  At present there are seven (7) board nominees (as noted below), five (5) of whom are independent and two (2) non-independent.  The Board will be seeking out further nominees during the course of the next year, with concentration on gender diversity needs. Therefore, management proposes that the number of directors on the Company’s board be decreased from ten (10) to seven (7).  Shareholders will be asked at the Meeting to approve an ordinary resolution that the number of directors elected be set at seven (7) for the ensuing year, subject to the articles of the Company and the provisions of the Business Corporations Act (British Columbia).  The Company’s board of directors recommends a vote “FOR” the approval of the resolution setting the number of directors at seven (7).  In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the resolution setting the number of directors at seven (7).

Election of Directors

The term of office of each of the present directors expires at the Meeting. The Board proposes to nominate the persons named in the table below for election as directors of the Company. The nominees include each of the existing directors of the Company other than Frank R. Hallam, Peter K. Megaw and Eric H. Carlson, whom are not seeking re-election. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

Pursuant to the advance notice policy of the Company adopted by the Board on August 13, 2012, any additional director nominations for the Meeting must have been received by the Company in compliance with the advance notice policy no later than the close of business on May 6, 2014.  As no such nominations were received by the Company prior to such date, management’s nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting. A copy of the Company’s advance notice policy may be obtained under the Company’s profile on SEDAR at www.sedar.com.

The Board adopted a majority voting policy in 2013.  This policy provides that any nominee for election as a director who has more votes withheld than votes for his or her election at the Meeting must tender his or her resignation to the Chairman following the meeting.  This policy applies only to uncontested elections.  The Board shall consider any resignation tendered pursuant to the policy and whether or not it should be accepted.  The Board will disclose its decision via press release within 90 days of the Meeting.  If a resignation is accepted, the Board may appoint a new director to fill any vacancy created by the resignation.  A copy of the Company’s majority voting policy may be obtained under the Company’s profile on SEDAR at www.sedar.com.

The table below sets forth for each management nominee for election as director, (i) their name, (ii) the province or state and country where they reside, (iii) all offices of the Company now held by each of them, including committees on which they serve, (iv) their principal occupations, businesses or employments, (v) the period of time during which each has been a director of the Company, and (vi) the number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed by them, as of the date of this Information Circular.  Management of the Company does not contemplate that any of the proposed nominees will be unable to serve as a director. The Board recommends a vote “FOR” the appointment of each of the following nominees as directors.

Name, Position, Province / State and Country of Residence(1)	Principal Occupation and Occupations during the past 5 years (1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed (1)
George N. Paspalas (5)(7) British Columbia, Canada President, CEO and Director	President and CEO of the Company since October 15, 2013. August 2011 to June 2013 President and Chief Executive Officer of Aurizon Mines; June 2007 to January 2011 Chief Operating Officer, Silver Standard Resources Inc. Mr. Paspalas is also a director of Pretivm Resources Inc. (since 2013)	October 15, 2013	20,000
Daniel T. MacInnis (8) British Columbia, Canada Director	Founder and President of MacXplore Consulting Services Ltd., a consultant to the Company from October 15, 2013 to present. Former President and CEO of the Company from February 1, 2005 to October 15, 2013. Mr. MacInnis is also a director of MAX Resources Corp. (since 2005) and Balmoral Resources Ltd. (since 2014)	February 1, 2005	301,300
Jonathan A. Rubenstein LL.B (4) British Columbia, Canada Chairman and Director	Professional Director (Accredited director ISA; Member ICD). Director of Detour Gold (since 2009); director of Eldorado Gold (since 2009); director of Dalradian Resources Inc. (since 2013); director of Roxgold Inc. (since 2012).	February 26, 2007	6,938

Name, Position, Province / State and Country of Residence(1)	Principal Occupation and Occupations during the past 5 years (1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed (1)
Richard M. Colterjohn (2)(3)(6) Ontario, Canada Director	Managing Partner at Glencoban Capital Management Inc., a merchant banking firm, since 2002. Mr. Colterjohn was also a director of Explorator Resources Ltd. from 2009 to 2011 and currently serves as a director of AuRico Gold Inc. (since 2010) and Roxgold Inc. (since 2012).	October 16, 2007	26,406
Derek C. White (2) British Columbia, Canada Director
CEO and President since September 2012, and Executive Vice President – Corporate Development since September 2007, of KGHM International Limited, a company constructing and operating mines in Canada, the USA and Chile.  Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant.  Mr. White was also a director of Laurentian Goldfields Ltd. from 2008 to 2013 and currently serves as a director of Magellan Mineral Limited (since 2006).
		October 16, 2007	Nil
Peter D. Barnes (2)(4)(6) British Columbia, Canada Director	Corporate Director and a private investor. Director of CB Gold Inc. since April 2010, where he is the non-executive Chairman and a member of the Audit Committee and the Governance Committee. Former CEO and director of Silver Wheaton Corp., a silver streaming company, from 2006 to 2011, and one of Silver Wheaton’s founders in 2004. Formerly a director of Avanti Mining Inc. from June 2007 to April 2012. Member of the Institute of Corporate Directors and was a member of the Silver Institute’s Board of Directors from 2009 to 2011.	October 5, 2012	10,000

Name, Position, Province / State and Country of Residence(1)	Principal Occupation and Occupations during the past 5 years (1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed (1)
Richard P. Clark(3)(5) British Columbia, Canada Director
Mr. Clark is a lawyer who practiced mining and securities law in British Columbia from 1987 to 1993. In 2004, he became President and CEO of Red Back Mining Inc. and under his leadership Red Back grew into one of the top performing gold companies which ultimately resulted in a $9.2 billion takeover by Kinross Gold in 2010. Mr. Clark served as a director of Kinross Gold Corporation from November 2010 until July 2011, Fortuna Silver Mines Inc. from August 2008 to June 2010, and Corriente Resources Inc. from 1996 until its acquisition in 2010. In 2011, Mr. Clark was appointed President and CEO of Sirocco Minerals Inc., which merged with Canada Lithium in early 2014 to form RB Energy Inc.  Mr. Clark continues to serve as President, CEO and a director of RB Energy Inc.  Mr. Clark also currently serves as director of Lucara Diamond Corp. (since 2010) and Orca Gold Inc. (since 2013).
		October 5, 2012	Nil

Notes:
(1)
Information as to the place of residence, principal occupation and shares beneficially owned, directly or indirectly, or controlled or directed has been furnished by the respective nominees individually.

(2)	Member of the Company’s Audit Committee.
(3)	Member of the Company’s Compensation Committee.
(4)	Member of the Company’s Governance and Nomination Committee.
(5)	Member of the Company’s Disclosure Committee.
(6)	Member of the Company’s Finance Committee.
(7)	Mr. Paspalas joined the Company on October 15, 2013 as President, CEO and director.
(8)	Mr. MacInnis retired as the Company’s President and CEO effective October 15, 2013 and remained a director.

None of the management nominees is currently, or has been within the past ten years, (A) a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting as a director, chief executive officer or chief financial officer, or (B) a director or executive officer of any company that, while such person was acting in such capacity, or within a year of such person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.  None of the management nominees has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person. None of the management nominees has been subject to (1) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (2) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such person.

Appointment and Remuneration of Auditor

The Shareholders will be asked to vote for the appointment of Deloitte LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of Shareholders and to authorize the directors to fix their remuneration.  The Board recommends a vote “FOR” the appointment of Deloitte LLP, Chartered Accountants, as the auditor of the Company to hold office until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.  In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the appointment of Deloitte LLP, Chartered Accountants, as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.

Approval of Equity Compensation Plans

The Company is seeking approval of the Second Amended and Restated Stock Option Plan, as approved by the Board on May 13, 2014 (the “Stock Option Plan”), as the Company’s prior stock option plan (the Amended and Restated Stock Option Plan, as approved by Shareholders in 2011 (the “Prior Plan”)) is a rolling plan which requires Shareholder approval once every three years.  The terms of the Stock Option Plan have also been amended from the Prior Plan, in part and as further described below, to create certain additional limitations on grants of Options under the Stock Option Plan.

The Company is also seeking Shareholder approval for the issuance of common shares from treasury pursuant to each of the Company’s new Share Unit Plan (the “Share Unit Plan”) and new Directors’ Deferred Share Unit Plan (the “DSU Plan”). In addition to the specific purposes set out in each plan, the intent of each of the proposed Share Unit Plan and the DSU Plan is to encourage share ownership by certain employees and consultants, in the case of the Share Unit Plan, and non-executive directors, in the case of the DSU Plan, to provide a more flexible mix of compensation components to attract, retain, and incentivize the performance of the participants in alignment with the success of the Company and its Shareholders, and to preserve cash where possible.

Approval of Second Amended and Restated Stock Option Plan

Background

The Stock Option Plan is designed to encourage share or equity ownership and entrepreneurship on the part of the officers, employees and consultants of the Company. The Compensation Committee of the Board believes that the Stock Option Plan aligns the interests of those persons eligible to participate in the Stock Option Plan with the interests of shareholders, by linking a component of compensation to the longer term performance of the Company’s common shares. Importantly for an exploration stage company, the Stock Option Plan also allows the Company to provide long term incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

The Stock Option Plan provides that options (“Options”) to purchase common shares may be granted to any director, employee or consultant of the Company or a subsidiary of the Company (each, an “Eligible Person”). The Compensation Committee or such other committee of the Board as may be designated by the Board (the “Committee”) has the authority to administer the Stock Option Plan and to determine, among other things, the vesting period and the exercise period (subject to a maximum term of five years from the date of grant and the Committee’s discretion in the event that it accelerates vesting for any reason). The Board has the ability to revoke any of the powers conferred on the Committee under the Stock Option Plan.

As at the date hereof, 3,560,090 Options are currently issued and outstanding under the Stock Option Plan (excluding an additional 600,000 Inducement Options issued outside of the Stock Option Plan), which underlying common shares represent approximately 5.9% of the issued and outstanding common shares of the Company.

The Stock Option Plan must be approved by a majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting. In the event that the Second Amended and Restated Option Plan is not approved by the Shareholders, (i) all unallocated options, rights or other entitlements under the Stock Option Plan will be cancelled and the Company will not be permitted to make further grants until security holder approval for an option plan is obtained; (ii) any outstanding options will remain outstanding and unaffected; and (iii) any outstanding options subsequently terminated, cancelled or which expire, shall not be available for re-issuance.

Amendments

In connection with the adoption by the Board of the DSU Plan for the benefit of the Company’s non-executive directors and consultants, and the adoption of the Share Unit Plan for the benefit of the Company’s employees and consultants, the Board has approved certain amendments to the Prior Plan, which amendments are reflected in the Stock Option Plan.

The amendments to the Prior Plan include:

(a)
an amendment to the definition of Share Compensation Arrangement to clarify that such arrangements include share unit plans and deferred share unit plans, but excludes any options, Shares, share units, deferred share units or award involving the issuance or potential issuance of Shares granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual;

(b)
an amendment to Section 4.1, to provide that the maximum number of common shares that may be issuable under the Stock Option Plan shall be 8% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under all Share Compensation Arrangements (as defined in the Stock Option Plan, which includes the Share Unit Plan and the DSU Plan) shall not exceed 8% of the number of issued and outstanding common shares on a non-diluted basis;

(c)
an amendment to Section 5.3, to provide a restriction on the grant of Options during a “black-out period” (as defined in the Stock Option Plan), except where the black-out period has continued for at least three months prior to the grant date and the Committee has determined that such grant of Options is necessary to achieve the purposes of the Stock Option Plan (and such Options are otherwise granted in accordance with the Stock Option Plan, including that the exercise price fixed for any Options granted during a black-out period shall be equal to the greater of (i) the Market Price (as defined below) of the common shares at the date of the grant of the Options, and (ii) the Market Price of the common shares on the first business day following the end of the black-out period);

(d)
an amendment to Section 5.8, to provide an additional limit on the issuance of Options under the Stock Option Plan, such that the equity award value (based on grant date fair value) of any grant of Options to non-employee directors under the Stock Option Plan shall not exceed $100,000 to each non-employee director per year.

(e)
inserting a new Section 5.11 in the Stock Option Plan, which provides that, notwithstanding any other provision under the Stock Option Plan, at the discretion of the Board, non-employee directors may receive a grant of Options under the Stock Option Plan upon such non-employee director’s first election or appointment to the Board provided that the equity award value (based on grant date fair value) in connection with such grant of Options, when combined with any common shares issuable to such non-employee director under any other Share Compensation Arrangement, may not have an aggregate equity award value in excess of $150,000; and

(f)	certain other amendments of a “housekeeping” nature.

The Stock Option Plan will remain otherwise unchanged from the terms of the Prior Plan, and the terms of the Stock Option Plan are further described below.  The full text of the Stock Option Plan reflecting all of the proposed amendments (the Second Amended and Restated Option Plan) is attached as Appendix A to this Information Circular.

Maximum Number of Common Shares Issuable

As described above in part, the maximum number of common shares that may be issuable under the Stock Option Plan shall be 8% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that (i) the number of common shares issued or issuable under all Share Compensation Arrangements (as defined in the Stock Option Plan) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis and (ii) the aggregate number of common shares issued to insiders within any one-year period, and issuable to insiders at any time under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding common shares; provided that for the purposes of determining whether the limitation in item (ii) has been met any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the Stock Option Plan, be included (and not excluded).

In addition, the equity award value (based on grant date fair value) of any grant of Options to non-employee directors under the Stock Option Plan shall not exceed $100,000 to each non-employee director per year.

Exercise Price

Options may be granted from time to time by the Committee at an exercise price equal to the Market Price of the common shares at the time the Option is granted. “Market Price” means:

(a)	if the common shares are listed on one organized trading facility, the closing trading price of the common shares on the business day immediately preceding the grant date,

(b)
if the common shares are listed on more than one organized trading facility, the market price as determined in accordance with (a) above for the primary organized trading facility on which the common shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary regulatory approvals,

(c)
if the common shares did not trade on the business day prior to the grant date, the average of the bid and ask prices in respect of such common shares at the close of trading on such date on the primary organized trading facility on which the common shares are listed, and

(d)
if the common shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Committee to be the fair value of the common shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the common shares in private transactions negotiated at arms’ length, provided that the Market Price will in no event be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the grant date in question.

Cashless Exercise

In lieu of paying the aggregate exercise price to purchase common shares, the Committee may, in its sole and absolute discretion, permit an Option holder to elect to receive, without payment of cash or other consideration except as otherwise required by the Stock Option Plan, upon surrender to the Company of the applicable portion of a then vested and exercisable Option, that number of common shares, disregarding fractions, equal to the number obtained by dividing (a) the difference between the Market Price of one Common Share, determined as of the date of delivery by the Option holder of a notice of exercise to the Company, and the exercise price for such Option, multiplied by the number of common shares in respect of which the Option would otherwise be exercised with payment of the aggregate exercise price, by (b) the Market Price of one Common Share determined as of the date of delivery of the notice of exercise.

Termination of Options

Each Option will expire and terminate immediately upon the holder thereof ceasing to be an Eligible Person except as otherwise provided in the Stock Option Plan. The Stock Option Plan provides that where an employee whose employment terminates for any reason other than for cause (but including termination without cause and voluntary resignation), any exercisable Options will continue to be exercisable for a period of 90 days following the termination date, subject to the discretion of the Committee to extend such period (provided that in no event may such period be extended beyond the expiration date of such options).

In addition, in the event that the employment of an employee is terminated by reason of death or disability, such Option holder or his or her estate or legal representative, as the case may be, is entitled to exercise any Options that were vested and exercisable as of the date of death or the date such Option holder’s employment was terminated by reason of disability, as the case may be, for a period of 12 months after the date of death or the termination date, as applicable, subject to the discretion of the Committee to extend such period (but in no event beyond the expiration date of such options).

Under the Stock Option Plan, where an Option holder’s employment or term of office is terminated for cause, any Options held by such Option holder will immediately expire and be cancelled upon termination unless the Committee determines otherwise.

The exercise of Options granted to a consultant of the Company or its subsidiaries will be treated in a similar manner to that described above for employees.

Options During Blackout Periods

As amended, the Stock Option Plan disallows the grant of Options during a black-out period (during which trading of securities of the Company by a holder of Options is restricted by the Company), except where the black-out period has continued for at least three months prior to the grant date and the Committee has determined that such grant of Options is necessary to achieve the purposes of the Stock Option Plan (and such Options are otherwise granted in accordance with the Stock Option Plan).

For any Options that are granted during a black-out period, the exercise price for each Option must be equal to the greater of the Market Price at the time of grant and the Market Price at the close of trading on the first business day following the expiry of the black-out period.

If the term of an Option expires during or within 10 business days of the expiration of a black-out period applicable to such Option Holder, then the term of the Option (or the unexercised portion of the Option) will be extended to the close of business on the tenth business day following the expiration of the black-out period.

Transferability

Each Option is personal to the holder of such Option and is non-assignable and non-transferable. No Option granted under the Stock Option Plan may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option holder, whether voluntarily or by operation of law, other than by testate succession, will or the laws of descent and distribution.

Amendment Procedure

Under the Stock Option Plan, the Committee will be entitled to make any amendments to the Stock Option Plan that are not material. Some examples of amendments that would not be considered material, and which could therefore be made without shareholder approval, include the following: (a) ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange; (b) amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the Stock Option Plan which may be incorrect or incompatible with any other provision thereof; (c) a change to provisions on transferability of Options for normal estate settlement purposes; (d) a change in the process by which an Option holder who wishes to exercise his or her Option can do so, including the required form of payment for the common shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; (e) changing the vesting and exercise provisions of the Stock Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Committee’s discretion; (f) changing the termination provisions of the Stock Option Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option; (g) adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying common shares from the Stock Option Plan reserve; and (h) adding a conditional exercise feature which would give the Option holders the ability to conditionally exercise in certain circumstances determined by the Committee, at its discretion, at any time up to a date determined by the Committee, at its discretion, all or a portion of those Options granted to such Option holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in such circumstances.

Any material amendments to the Stock Option Plan will require shareholder approval. Some examples of material amendments that would require shareholder approval include the following: (a) any amendment to the amending provisions of the Stock Option Plan other than amendments made to ensure compliance with existing laws, regulations, rules or policies or amendments of a “housekeeping” nature; (b) any increase in the maximum number of common shares available for purchase pursuant to Options other than in accordance with the provision of the Stock Option Plan that entitles the Committee to make adjustments to give effect to certain adjustments made to the common shares in the event of certain capital reorganizations and other transactions; (c) any reduction in the exercise price (except in the event of certain corporate transactions, pursuant to the Stock Option Plan’s adjustment provisions) or extension of the period during which an Option may be exercised; (d) any amendment to permit the re-pricing of Options; (e) the cancellation and reissue of any Options; (f) any amendments to remove or exceed the limitations on grants to Insiders and non-employee directors set out in Section 5.8 of the Plan; and (g) any amendment that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

Stock Option Plan Resolution

The text of the resolution approving the amendments to the Stock Option Plan (the “Option Plan Resolution”) which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows:

“BE IT RESOLVED, as an ordinary resolution, that:

1.
the Company is hereby authorized to adopt the Second Amended and Restated Option Plan (the “Stock Option Plan”) in the form attached as Appendix A to the Information Circular, as further described in the Information Circular;

2.	all unallocated options, rights and entitlements under the Stock Option Plan be and are hereby authorized and approved;

3.
the Company’s ability to grant Options under the Stock Option Plan until June 24, 2017 (or such date that is three years after the date of the meeting at which shareholder approval is being sought or any adjournment or postponement thereof), be and is hereby authorized and approved; and

4.
any one officer or director of the Company be and is hereby authorized, for and in the name of and on behalf of the Company, to execute and deliver, or cause to be executed and delivered, all such further agreements, instruments, amendments, certificates and other documents and to do or cause to be done all such other acts and things as such officer or director may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution by such officer or director and delivery of any such agreement, instrument, amendment, certificate or other document or the doing of any such other act or thing being conclusive evidence of such determination.”

The Board recommends that Shareholders vote FOR the Stock Option Plan Resolution, and the Company has been advised that the directors and senior officers of the Company intend to vote all common shares held by them in favour of the Stock Option Plan Resolution. In the absence of contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the Stock Option Plan Resolution.

Approval of Share Unit Plan

Background

The Board has adopted the Share Unit Plan for the benefit of the Company’s employees and other persons rendering services to the Company or any subsidiary, partnership, trust or other entity controlled by the Company (collectively, the “MAG Entities”). The Share Unit Plan has been established to promote a further alignment of interests between employees and consultants and the Shareholders of the Company, to associate a portion of employees’ and consultants’ compensation with the returns achieved by Shareholders of the Company, and to attract and retain employees and consultants with the knowledge, experience and expertise required by the Company.

The Board intends to use Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) granted under the Share Unit Plan, as well as options issued under the Stock Option Plan, as part of the Company’s overall executive compensation plan. Since the RSUs and PSUs represent rights, subject to satisfaction of certain vesting conditions, to receive common shares, RSUs and PSUs reflect a philosophy of aligning the interests of employees and consultants with those of the Shareholders by tying the value of long-term compensation to the value of the common shares. In addition, RSUs and PSUs are subject to vesting conditions, which assists in the retention of qualified and experienced employees and consultants by rewarding those individuals who make a long term commitment.

There currently are no RSUs or PSUs issued or outstanding.

At the Meeting, Shareholders will be asked to approve a resolution to approve the Share Unit Plan as a treasury based plan and to reserve common shares from treasury for issuance under the Share Unit Plan (the “Share Unit Plan Resolution”), the text of which is set forth below. In order to be approved, the Share Unit Plan Resolution must be passed by a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting. Unless such authority is withheld, the management representatives designated in the enclosed form of proxy intend to vote FOR the approval of Share Unit Plan Resolution.

Summary of the Share Unit Plan

Set out below is a summary of the Share Unit Plan. A complete copy of the Share Unit Plan is attached to this Information Circular as Appendix B.

Eligible Participants

The Share Unit Plan is administered by the Committee. Employees and consultants of the Company and the MAG Entities are eligible to participate in the Share Unit Plan.  In accordance with the terms of the Share Unit Plan, the Committee will determine those employees and consultants who are entitled to receive RSUs and PSUs, the number of RSUs and PSUs to be awarded to each participant and the conditions and vesting provisions of those RSUs and PSUs. RSUs and PSUs awarded to participants are credited to them by means of an entry in a notional “share unit” account in their favour on the books of the Company.

Vesting

The vesting of RSUs is conditional upon the expiry of a time-based vesting period.  The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee.

The vesting of PSUs is conditional upon the satisfaction of certain performance conditions, as set forth at the time of the grant of the PSU, which performance conditions can be any financial, personal, operational or transaction-based performance criteria as may be determined by the Committee in accordance with the Share Unit Plan.  Performance conditions may apply to the Company, a MAG Entity, the Company and MAG Entities as a whole, a business unit of the Company or group comprised of the Company and some MAG Entities or a group of MAG Entities, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years’ results or to a designated comparator group, or otherwise, and may result in the percentage of vested PSUs in a grant exceeding 100% of the PSUs initially determined in respect of such grant.

The expiry date of RSUs and PSUs will be determined by the Committee at the time of grant, provided that where no expiry date is specified in a grant agreement for a grant, the expiry date of such grant shall be the fifth anniversary of the grant date.  Unless otherwise determined by the Committee, the vesting period for any RSUs and PSUs shall not be later than December 15 of the third year following the year in which the participant performed the services to which the grant of the RSU or PSU relates.

Maximum Number of Common Shares Issuable

RSUs and PSUs may be granted in accordance with the Share Unit Plan provided the aggregate number of RSUs and PSUs outstanding pursuant to the Share Unit Plan from time to time shall not exceed 0.75% of the number of issued and outstanding common shares from time to time, provided further that the number of common shares issued or issuable under all Share Compensation Arrangements (as defined in the Share Unit Plan) shall not exceed 8% of the number of issued and outstanding common shares on a non-diluted basis.  It is proposed that the maximum number of common shares which may be reserved, set aside and made available for issuance under the Share Unit Plan is a variable number equal to 0.75% of the issued and outstanding common shares of the Company as of the date of the grant on a non-diluted basis; therefore, should the Company issue additional common shares in the future, the number of common shares issuable pursuant to RSUs and PSUs will increase accordingly. All common shares that are subject to RSUs or PSUs that terminate or are cancelled prior to settlement are available for future grants.

The Share Unit Plan provides that the (a) maximum number of common shares issuable to insiders (as that term is defined by the TSX) pursuant to the Share Unit Plan, together with any common shares issuable pursuant to any other Share Compensation Arrangement of the Company (which includes the DSU Plan and the Stock Option Plan), and (b) the maximum number of common shares issued to insiders under the Share Unit Plan, together with any common shares issued to insiders pursuant to any other Share Compensation Arrangement within any one year period, will not exceed 10% of the total number of outstanding common shares;  provided that for the purposes of determining whether the limitation set out in items (a) and (b) has been met any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the Share Unit Plan, be included (and not excluded).  The Share Unit Plan does not otherwise provide for a maximum number of common shares which may be issued to an individual pursuant to the Share Unit Plan and any other Share Compensation Arrangement (expressed as a percentage or otherwise).

Cessation of Entitlement

Subject to the terms of a participant’s written employment agreement with the Company or a MAG Entity and the relevant grant agreement, in the event a Share Unit Plan participant’s services as an employee or consultant with the Company or a MAG Entity is terminated by the Company or a MAG Entity without cause, the participant voluntarily terminates his or her services, or the services are otherwise terminated as set forth in the Share Unit Plan, all RSUs or PSUs of such participant that are not then vested shall be forfeited unless otherwise determined by the Committee.

Subject to the terms of a person’s employment agreement with the Company or a MAG Entity, and unless otherwise determined by the Committee in accordance with the Share Unit Plan, if a participant’s services as an employee or consultant are terminated for cause by the Company or any MAG Entity, all RSUs and PSUs, whether or not vested, shall terminate and be forfeited.

If a participant’s RSUs or PSUs would be exercised within a “blackout period” (as defined in the Share Unit Plan) applicable to such participant, such settlement shall be postponed until the first trading day following the date on which the relevant blackout period has expired.

Change of Control

In the event of a Change of Control, subject to the terms of a participant’s written employment agreement with the Company or a MAG Entity and the grant agreement in respect of the grant of a RSU or PSU, the Committee may determine, in its sole discretion: (a) that all RSUs and/or PSUs that have not previously vested shall vest on the effective date of the Change in Control, provided that, in the case of a grant of PSUs, the total number of PSUs that vest shall be the number of PSUs covered by such grant without giving effect to any potential increase or decrease in such number as a result of graduated performance conditions permitting vesting of more or less than 100% of such PSUs (which vested RSUs and/or PSUs will be settled through the issuance of common shares immediately prior to the effective time of the Change of Control, as determined by the Committee in its sole discretion); or (b) that for any RSU or PSU there shall be substituted an entitlement to such other securities into which common shares are changed, or are convertible or exchangeable, or a cash payment based on the value of such other securities, on a basis proportionate to the number of common shares to which the participant would otherwise be entitled or some other appropriate basis.

For the purposes of the Share Unit Plan, “Change of Control” means (i) an amalgamation, merger or consolidation of the Company with any other corporation (otherwise than pursuant to an internal corporate reorganization that would not affect control of the Company); (ii) the liquidation, dissolution or wind-up of the Company; (iii) the sale or conveyance of all or substantially all of the property or assets of the Company; (iv) the acquisition of shares, or the right to acquire shares, of the Company as a result of which any person or group would beneficially own shares entitling such person or group to cast more than 50% of the votes attaching to all shares in the capital of the Company, by way of an offer, an arrangement or otherwise; or (v) any other transaction the Board deems to be a Change of Control for the purposes of the Share Unit Plan.

Transferability

RSUs and PSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to an individual who has been designated by a participant, in such form and manner as the Committee may determine, to receive benefits payable under the Share Unit Plan upon the death of the participant, or, where no such designation is validly in effect at the time of death, the participant’s legal representative.

Dividends

On any payment date for dividends paid on common shares, a participant in the Share Unit Plan will be granted dividend equivalent RSUs or PSUs as of the record date for payment of dividends.  The number of such additional RSUs and PSUs will be calculated based on the fair market value of a common share on the date that the dividend is paid.

Amendments to the Share Unit Plan

The Share Unit Plan and any grant of an RSU or PSU made pursuant to the Share Unit Plan may be amended, modified or terminated by the Board without approval of Shareholders, provided that no amendment to the Share Unit Plan or grants made pursuant to the Share Unit Plan may be made without the consent of a participant if it adversely alters or impairs the rights of the participant in respect of any grant previously granted to such participant under the Share Unit Plan (except that participant consent shall not be required where the amendment is required for purposes of compliance with applicable law).  In addition, the following amendments may not be made without shareholder approval:

1.	an increase in the number of common shares reserved for issuance pursuant to the Share Unit Plan;

2.	changes to the amendment provisions granting additional powers to the Board to amend the Share Unit Plan or entitlements thereunder;

3.	changes to the insider participation limits;

4.	any extension of the expiry date of any RSUs or PSUs;

5.	any change to the categories of individuals eligible for grants of RSUs or PSUs where such change may broaden or increase the participation of Insiders under the Share Unit Plan; or

6.	an amendment that would permit RSUs or PSUs to be transferrable or assignable other than for normal estate settlement purposes.

For greater certainty and without limiting the foregoing, shareholder approval shall not be required for the following amendments and the Board may make the following changes without shareholder approval, subject to any regulatory approvals including, where required, the approval of the TSX or other applicable stock exchange:

1.	amendments of a “housekeeping” nature;

2.	a change to the vesting provisions of any grants;

3.	a change to the termination provisions of any grant that does not entail an extension beyond the original term of the grant; or

4.	amendments to the provisions relating to a Change of Control.

Share Unit Plan Resolution

The TSX has conditionally approved the treasury-based aspects of the Share Unit Plan, subject to approval of the Shareholders.

The text of the Share Unit Plan Resolution which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows:

“BE IT RESOLVED, as an ordinary resolution, that:

1.
that the Share Unit Plan allowing for the issuance of a maximum of  that number of common shares from treasury equal to 0.75% of the common shares if the Company issued and outstanding from time to time, a copy of which is attached to the Information Circular as Appendix B, be and is hereby approved;

2.
the unallocated entitlements are hereby approved and the Company will have the ability to issue, until June 24, 2017 (or such date that is three years after the date of the meeting at which shareholder approval is being sought or any adjournment or postponement thereof), Restricted Share Units and Performance Share Units which may be settled in common shares from treasury; and

3.
any one officer or director of the Company be and is hereby authorized, for and in the name of and on behalf of the Company, to execute and deliver, or cause to be executed and delivered, all such further agreements, instruments, amendments, certificates and other documents and to do or cause to be done all such other acts and things as such officer or director may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution by such officer or director and delivery of any such agreement, instrument, amendment, certificate or other document or the doing of any such other act or thing being conclusive evidence of such determination.”

Recommendation

The Board recommends that Shareholders vote FOR the Share Unit Plan Resolution, and the Company has been advised that the directors and senior officers of the Company intend to vote all common shares held by them in favour of the Share Unit Plan Resolution. In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intent to vote FOR the Share Unit Plan Resolution, including for the common shares to be taken from treasury and set aside for issuance under the Share Unit Plan.

Approval of Directors’ Deferred Share Unit Plan

Background

The Board has adopted the DSU Plan for the benefit of the Company’s non-executive directors, including any non-executive Chair of the Board and any individual providing services to the Company as a consultant or independent contractor (“eligible directors”). The DSU Plan has been established to promote a greater alignment of long-term interests between such eligible directors and the shareholders of the Company and to provide a compensation system for eligible directors that, together with the other director compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying board membership and the performance of the duties required of the various committees of the Board.

The Board intends to use the Deferred Share Units (“DSUs”) issued under the DSU Plan as part of the Company’s overall director compensation plan. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board.  Since the value of DSUs increase or decrease with the price of the common shares, DSUs reflect a philosophy of aligning the interests of eligible directors with those of the Shareholders by tying compensation to share price performance.

There currently are no DSUs issued or outstanding.

At the Meeting, Shareholders will be asked to approve a resolution to approve the DSU Plan as a treasury-based plan and to reserve common shares from treasury for issuance under the DSU Plan (the “DSU Plan Resolution”), the text of which is set forth below. In order to be approved, the DSU Plan Resolution must be passed by a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting. Unless such authority is withheld, the management representatives designated in the enclosed form of proxy intend to vote FOR the approval of the DSU Plan Resolution.

Summary of the DSU Plan

Set out below is a summary of the DSU Plan. A complete copy of the DSU Plan is attached to this Information Circular as Appendix C.

Administration of Plan

The DSU Plan provides that eligible directors may elect to receive all or a portion of their annual compensation amount, which would otherwise be payable in cash, in DSUs. A DSU is a unit credited to a participant by way of a bookkeeping entry (in a notional account in favour of the participant (a “DSU Account”)) in the books of the Company, the value of which is equivalent to a Common Share (based on the closing trading price of the common shares on the TSX on the immediately preceding trading date, being the “fair market value” as defined in the DSU Plan, on the date on which the DSUs are credited).  The eligible director’s DSU Account will be credited with the number of DSUs (including fractional DSUs) calculated by dividing the portion of the annual compensation the eligible director has elected to be satisfied in DSUs by the fair market value on that date.

Additionally, the Board may award such number of DSUs to an eligible director as the Board deems advisable to provide such director with appropriate equity-based compensation for the services he or she renders to the Company.  The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to the eligible director’s DSU Account.  The aggregate equity award value (based on grant date fair value) of any grants of DSUs under the DSU Plan that are eligible to settled in common shares, in combination with the aggregate equity award value (based on grant date fair value) of any grants under any other Share Compensation Arrangement (as defined in the DSU Plan) that may be made to an eligible director for a year, shall not exceed $150,000. The Company and an eligible director who receives such an additional award of DSUs shall enter into a DSU award agreement to evidence the award and the terms applicable thereto.

Notwithstanding any other provision under the DSU Plan, at the discretion of the Board, eligible directors may receive a grant of DSUs under the Plan upon such eligible director’s first election or appointment to the Board, provided that, where such DSU may be settled in common shares, the equity award value (based on grant date fair value) of such grant of DSUs, in combination with the equity award value (based on grant date fair value) of any grant made to such eligible director in respect of his or her first election or appointment to the Board under any other Share Compensation Arrangement shall not exceed $150,000.

To the extent that an eligible director’s DSUs are subject to U.S. federal income tax and to taxation under the Income Tax Act (Canada), DSUs awarded under the DSU Plan are intended to comply with Section 409A of the Internal Revenue Code and to avoid adverse tax consequences under paragraph 6801(d) of the regulations under the Income Tax Act (Canada).

Redemption of DSUs

Generally a participant in the DSU Plan who is not a US taxpayer shall be entitled to elect, by filing a notice with the Secretary of the Company, up to two dates (each an “Entitlement Date”): following the date of  his or  her death or retirement from, or loss of office or employment with the Company or a corporation related to the Company for purpose of the Income Tax Act (Canada) (the “Termination Date”) as of which the DSUs credited to such participant shall be redeemed. A participant’s elected Entitlement Date(s) shall not be later than December 15 of the calendar year following the year in which his or her Termination Date occurs, or earlier than three months after such Termination Date. Where a participant is eligible to file one or more election notices to redeem his or her DSUs but fails to do so, such participant’s Entitlement Date shall be deemed to be December 15 of the calendar year following the year in which his or her Termination Date occurs.

Notwithstanding anything contrary in the DSU Plan, the Entitlement Date of a US taxpayer shall be the first trading day of the common shares that is more than six months after the eligible director’s Termination Date and all DSUs credited to such US taxpayer’s DSU Account on such date shall be redeemed and settled in accordance with the DSU Plan within 90 days following such Entitlement Date.

In no event will any common shares be issued or cash payments made to or in respect of a participant in the DSU Plan prior to such participant’s Termination Date or after December 31 of the calendar year commencing after such Termination Date.

Maximum Number of Common Shares Issuable

DSUs may be granted in accordance with the DSU Plan, provided the aggregate number of DSUs outstanding pursuant to the DSU Plan from time to time that are eligible to be settled through the issuance of common shares does not exceed 0.75% of the issued and outstanding common shares from time to time, provided that the number of common shares issued or issuable under all Share Compensation Arrangements shall not exceed 8% of the number of issued and outstanding common shares on a non-diluted basis.  It is proposed that the maximum number of common shares which may be reserved, set aside and made available for issuance under the DSU Plan is a variable number equal to 0.75% of the issued and outstanding common shares of the Company as of the date of the grant on a non-diluted basis; therefore, should the Company issue additional common shares in the future, the number of common shares issuable pursuant to DSUs will increase accordingly. All common shares subject to DSUs that terminate or are cancelled without being settled shall be available for any subsequent grant.

The DSU Plan provides that the (a) maximum number of common shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any common shares issuable pursuant to any other Share Compensation Arrangement (which includes the RSU Plan and the Option Plan), and (b) the maximum number of common shares issuable to insiders under the DSU Plan, together with any common shares issuable to insiders pursuant to any other Share Compensation Arrangement within any one year period, will not exceed 10% of the issued and outstanding common share;  provided that for the purposes of determining whether the limitation set out in paragraphs (a) and (b)  has been met options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the DSU Plan, be included (and not excluded).

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any participant under the DSU Plan except by will or laws of descent and distribution.

Suspension of Entitlement

If an eligible director should become an officer (other than non-executive chairman) or employee of the Company while remaining as a director, such director’s eligibility for the DSU Plan shall be suspended effective the date of the commencement of his employment and shall resume upon termination of such employment, provided such director continues as a director of the Company.  During the period of such ineligibility, such individual shall not be entitled to receive or be credited with any DSUs under the DSU Plan, other than additional DSUs credited in connection with the payment of dividends on the common shares, as outlined below under “Dividends”.

Adjustments and Reorganizations

Notwithstanding any other provision of the DSU Plan, in the event of any change in the common shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of common shares or any other form of corporate reorganization whatsoever, an equitable adjustment permitted under applicable law shall be made to any DSUs then outstanding.  Such adjustment shall be made by the Board, subject to applicable law, shall be conclusive and binding for all purposes of the DSU Plan.

Dividends

On any payment date for dividends paid on common shares, an eligible director who is a participant in the DSU Plan will be credited with dividend equivalents in respect of any DSUs credited to such eligible director’s account as of the record date for payment of dividends.  Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the fair market value as of the date on which the dividends on the common shares are paid.

Amendments to the DSU Plan

The Board may without shareholder approval amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that: (a) any approvals required under applicable law or the rules and policies of the TSX are obtained; (b) shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of common shares issuable from treasury under the DSU Plan; (ii) a change in the definition of “fair market value” (as defined in the DSU Plan) which would result in an increase in the value of DSUs redeemed under the DSU Plan; (iii) a change in the term of any DSUs; (iv) an amendment to the amending provisions of the DSU Plan so as to increase the Board’s ability to amend the DSU Plan without shareholder approval; (v) a reduction in the fair market value in respect of any DSUs benefitting a participant; (vi) any change to the categories of individuals eligible to be selected for grants of DSUs where such change may broaden or increase the participation of insiders under the DSU Plan; (vii) any amendment to remove or exceed the insider participation limits set out in Section 2.4(c) of the DSU Plan; or (viii) an amendment that would permit DSUs to be transferrable or assignable other than for normal estate settlement purposes; and (c) no such amendment shall, without the consent of the eligible director or unless required by law, adversely affect the rights of an eligible director with respect to any amount in respect of which an eligible director has then elected to receive DSUs or DSUs which the eligible director has then been granted under the DSU Plan.

Notwithstanding the foregoing, any amendment of the DSU Plan shall be such that the DSU Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as may apply to eligible participants under the DSU Plan who are US taxpayers.

DSU Plan Resolution

The TSX has conditionally approved the treasury-based aspects of the DSU Plan, subject to approval of the Shareholders.

The text of the DSU Plan Resolution which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows:

“BE IT RESOLVED, as an ordinary resolution, that:

1.
that the Directors’ Deferred Share Unit Plan allowing for the issuance of a maximum of that number of common shares from treasury equal to 0.75% of the common shares of the Company issued and outstanding from time to time, a copy of which is attached to the Information Circular as Appendix C be and is hereby approved;

2.
the unallocated entitlements are hereby approved and the Company will have the ability to issue, until June 24, 2017 (or such date that is three years after the date of the meeting at which shareholder approval is being sought or any adjournment or postponement thereof), Deferred Share Units which may be settled in common shares from treasury; and

3.
any one officer or director of the Company be and is hereby authorized, for and in the name of and on behalf of the Company, to execute and deliver, or cause to be executed and delivered, all such further agreements, instruments, amendments, certificates and other documents and to do or cause to be done all such other acts and things as such officer or director may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution by such officer or director and delivery of any such agreement, instrument, amendment, certificate or other document or the doing of any such other act or thing being conclusive evidence of such determination.”

Recommendation

The Board recommends that Shareholders vote FOR the DSU Plan Resolution, and the Company has been advised that the directors and senior officers of the Company intend to vote all common shares held by them in favour of the DSU Plan Resolution. In the absence of contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the DSU Plan Resolution.

Other Business

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Information Circular.

STATEMENT OF EXECUTIVE COMPENSATION

A.           Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)
each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company’s NEOs for the fiscal year ending December 31, 2013 were:

•	George Paspalas, President and CEO;

•	Daniel MacInnis, former CEO;

•	Larry Taddei, CFO;

•	Michael Curlook, Vice President Investor Relations and Communications (“VP Investor Relations”), who joined the Company as VP Investor Relations effective March 4, 2013; and

•	Jody Harris, Corporate Secretary.

Hiring of a new CEO

Effective October 15, 2013, Mr. Paspalas was appointed CEO and member of the Board.  Mr. Paspalas succeeded Mr. MacInnis who retired as CEO effective the same date (Mr. MacInnis remains on the Board).  The appointment was made after a broad international search conducted by an industry leading mining search firm and the Company’s Governance and Nominating Committee.  The search firm’s mandate was to seek to identify and recommend qualified candidates for the position, without specific reference to gender.  With the Company transitioning from a successful exploration company into a preproduction and ultimately a producing company, an extensive production-focused skill set was the overriding criteria identified to qualify candidates.  The Board was searching for an individual capable of growing the Company into a significant silver producing company going forward.

Once qualified candidates were identified, the Company’s Governance and Nominating Committee performed a series of interviews culminating in a recommendation to the Board to hire Mr. Paspalas.  Each director met with Mr. Paspalas prior to a formal offer being made, and the Company’s Compensation Committee was involved in the compensation negotiations.

Mr. Paspalas was formerly President and CEO of Canadian based gold producer Aurizon Mines Ltd. which was acquired by Hecla Mining Company in 2013. Mr. Paspalas brings a wealth of technical, operating and capital market experience to the Company having been not only CEO of Aurizon, but also holding senior management positions at Silver Standard where he was Chief Operating Officer for 4 years, and at Placer Dome where he held several senior positions including Senior Vice President of Projects - Technical Development and President and CEO, Placer Dome Africa. Mr. Paspalas brings to the Company a strong background covering the full spectrum from early stage development, mine construction and commissioning, and with significant experience in Latin America, including Mexico.

B.           Compensation Discussion and Analysis

The Compensation Committee of the Board, which is comprised exclusively of independent directors, is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers. The Compensation Committee has a pay-for-performance philosophy and its compensation programs are designed to attract and retain executive officers with the talent and experience necessary for the success of the Company.  The Compensation Committee ensures that the total compensation paid to all NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Company’s compensation philosophy includes fostering entrepreneurship at all levels of the organization by making long term equity-based incentives a significant component of executive compensation. This has been accomplished through the granting of stock options, and effective 2014 as proposed herein, also through the granting of common shares pursuant to the Company’s proposed new Share Unit Plan.  This approach is based on the assumption that the performance of the Company’s common share price over the long term is an important indicator of long term performance.

The Company’s principal goal is to create value for its Shareholders.  The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	Compensation programs align with shareholder interests – the Company aligns the goals of executives with maximizing long term shareholder value;

2.	Performance sensitive – compensation for executive officers should fluctuate and be linked to:

(a)	operating performance of the Company, considering ongoing exploration and development, and corporate successes; and

(b)	market performance of the Company, considering current market conditions and market performance against peers; and

3.
Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

The objectives of the compensation program in compensating all NEOs were developed based on the above-mentioned compensation philosophy and are as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with Shareholders’ interests and with the execution of the Company’s business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive aggregate compensation.  As discussed more fully below, the Compensation Committee reviews compensation practices of similarly situated companies in determining the Company’s compensation policy. Although the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on a particular NEO’s role within the Company, it is primarily focused on remaining competitive in the market with respect to overall compensation.

The Compensation Committee reviews data related to compensation levels and programs of various companies that are both similar in size to the Company and operate within the mining exploration and development industry, prior to making its decisions.  These companies are used as the Company’s primary peer group because they have similar business characteristics or because they compete with the Company for employees and investors.  The Compensation Committee also periodically engages independent executive compensation consulting firms to conduct peer group compensation analysis, and provide comparative analysis of relevant industry compensation levels. Lastly, the Compensation Committee relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Company in assessing compensation levels.  These other companies are identified below under the heading “Disclosure of Corporate Governance Practices – Directorships”.  The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar operations and business characteristics;

•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Comparator Group

Comparative data for the Company’s peer group is accumulated by the Compensation Committee from a number of external sources including the use of independent compensation consultants.

The Compensation Committee has engaged Lane Caputo Compensation Inc. (“Lane Caputo”) on multiple occasions. In July 2012, Lane Caputo worked with the Compensation Committee to assemble a comparable industry peer group, and prepared a comparative 2011 compensation analysis of the peer group (including director compensation), and reported back to the Compensation Committee with an ‘Executive & Director Compensation Report’ (“2012 Compensation Report”). The Compensation Committee re-engaged Lane Caputo in April 2013 to update the 2012 Compensation Report for a comparison of the Company’s 2012 executive and board compensation against peers (the “2013 Compensation Report”).  Both the 2012 and 2013 Compensation Reports used the same peer group of comparator companies (the “Peer Group”).

Lane Caputo used various considerations in establishing the Peer Group, including similar stage of development, industry focus and range of market capitalization. Based on these considerations, Lane Caputo determined the Company’s Peer Group to be comprised of the following 21 companies:

Alexco Resources Inc.* Asanko Gold Inc. Banro Corp. Bear Creek Mining Corp. Chesapeake Gold Corp. Colossus Minerals Inc.* Continental Gold Ltd.	Copper Fox Metals Inc.* Extorre Gold Mines Ltd.* Guyana Goldfields Inc. NovaGold Resources Inc. Premier Gold Mines Ltd. Pretivm Resources Inc. Queenston Mining Inc.*	Rainy River Resources Ltd.* Rio Alto Mining Ltd. Romarco Minerals Inc. Rubicon Minerals Corp. Sabina Gold & Silver Corp. Seabridge Gold Inc. Torex Gold Resources Inc.
* Italicized Companies were removed from the peer group as determined in the 2014 Compensation Report (see below).

The content of the 2012 and 2013 Compensation Reports were used by and assisted the Compensation Committee in establishing the NEO 2013 compensation levels and annual incentives (bonuses).

Subsequent to the December 31, 2013 year end, the Compensation Committee re-engaged Lane Caputo in February 2014 to provide an updated 2014 ‘Executive & Director Compensation Report’ (“2014 Compensation Report”). The 2014 Compensation Report updated the peer group of comparator companies to exclude various companies no longer applicable or in existence (see * above) and to better reflect the evolving business of the Company and the emergence of new comparators.  Three new companies were added to the update peer group (the “2014 Peer Group”):

Gabriel Resources Ltd.;

Platinum Group Metals Ltd.; and

Sulliden Gold Corp.

The content of the 2014 Compensation Report has been used by the Compensation Committee in establishing the proposed equity incentive plans included in this Information Circular (see “Approval of Equity Compensation Plans” in “Particulars of Other Matters to be Acted Upon” above), and will be used to establish 2014 equity incentive grant levels and 2015 compensation levels.

Aligning the Interests of the NEOs with the Interests of the Company’s Shareholders

The Company believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs.  The Company’s objective is to establish benchmarks and targets for its NEOs which, if achieved, will enhance shareholder value.

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals.  For the 2013 financial year, the three basic components of the executive officer compensation program were:

•	Base (fixed) salary;

•	Annual incentives (cash bonus); and

•	Long term (equity based) compensation.

Base salary comprises a portion of the total cash-based compensation and is paid semi-monthly; however, annual incentives and option based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; (ii) whether the Company has met its operational performance targets; and (iii) market performance of the Company’s common shares relative to the market and peer common share performance.

To December 31, 2013, no specific formulae have been developed to assign a specific weighting to each of these components. Instead, the Compensation Committee meets at least twice annually to consider performance targets and the Company’s performance, and assigns compensation based on its subjective assessment of the accomplishments of the executive relative to these performance metrics and makes recommendations to the Board for consideration.

Base Salary

The base salary for each NEO is reviewed annually by the Compensation Committee, with recommendations made to the Board for final approval.  The base salary review for each NEO is based on an assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

The Compensation Committee, using the 2012 and 2013 Compensation Reports and other available peer group information, together with budgetary guidelines and other internally generated planning and forecasting tools, performed annual assessments of the compensation of all executive and employee compensation levels.

2013 Base Salary

Effective January 1, 2013, Mr. MacInnis, Mr. Taddei and Ms. Harris were awarded base salary increases of 12.5%, 9.5% and 4.0%, respectively, in order to better align their respective salary levels with those of peers with similar roles and responsibilities.

Upon Mr. MacInnis’ retirement on October 15, 2013, he ceased to be a NEO and his base salary was no longer in effect. Mr. MacInnis then entered into a consulting agreement effective October 16, 2013 with the Company in the amount of $45,686 per month for services to be provided through December 31, 2014 (see “Interests of Informed Persons in Material Transactions” below).

The initial base salaries of Mr. Paspalas and Mr. Curlook were determined at the time they joined the company during 2013 (see “Summary Compensation Table” below), and were negotiated with the respective candidates based on competitive market terms.  In the case of Mr. Paspalas, with the Company transitioning from exploration into preproduction and ultimately production, the Board recognized the need to increase the CEO compensation level from prior years, in order to attract qualified candidates.  Mr. Paspalas was hired as CEO effective October 15, 2014 at a base salary of $500,000 per annum, and brings with him an extensive production-focused skill set, and the ability to grow the Company into a significant silver producing company.

2014 Base Salary

Since April 2013, there has been significant volatility and a negative trend in the market prices for silver, gold and various base metals.  In addition, poor market conditions prevailed in much of 2013 and looked to continue into 2014.  The Compensation Committee did not feel this current market environment warranted any salary increases for 2014, and as a result no increases were provided to the NEOs on January 1, 2014, with the exception of Michael Curlook.  In the case of Mr. Curlook, the Compensation Committee recommended to the Board that he be awarded a 19% increase in base salary effective January 1, 2014 in order to reflect the more senior role and increased responsibilities taken on by Mr. Curlook than had originally been envisioned when he was hired.  All other NEO base salaries remained at 2013 levels.

Annual Incentives

To motivate executives to achieve short-term corporate goals, the NEOs participate in an annual incentive plan.  Awards under the annual incentive plan are made by way of cash bonuses which are based in part on the Company’s success in reaching its objectives and in part on individual performance. In 2013, a target bonus was set for each of the CEO, CFO, and VP Investor Relations, based on a percentage of Base Salary, and a provision was in place for a discretionary bonus for the Corporate Secretary.  The Compensation Committee and the Board approve all annual incentives.

Executive management together with the Compensation Committee set certain individual and corporate performance objectives each year.  These corporate objectives to date have been generally qualitative in nature given the exploration and predevelopment stage of the Company.  In 2013, the principal individual and corporate objectives related primarily to the continued advancement of the Company’s two principal projects (the 44% owned Juanicipio project and the 100% owned Cinco de Mayo project), and maintaining an adequate treasury for the Company to fund such advancement.  Specific objectives included:

CEO

1.
Advancement of the 44% owned Juanicipio Project, in conjunction with the Company’s Joint Venture partner, Fresnillo plc, including execution of an approved 2013 mine permitting and underground development budget, and continued exploration on the Juanicipio Project;

2.
Resolution of the permitting and access difficulties with the local Ejido in connection with the Company’s 100% owned Cinco de Mayo project, allowing for the resumption of drilling in an effort to  expand and delineate the high grade Upper Manto and the deeper Pegaso Zone; and

3.	Increasing investor interest in, and analyst coverage with respect to, the Company.

CFO

1.	Evaluate and monitor and identify the financial needs of the Company;

2.	Review the financing structures available to the Company and ensure financing strategies are in place for both the short (current year) and intermediate terms (1-3 years); and

3.	Manage the Company’s corporate structure and analyze and implement any changes thereto as deemed advisable by the Board.

VP Investor Relations

1.	Develop investor relations marketing strategy, plan and budget;

2.	Manage the day to day institutional investor communications program; and

3.	Increasing investor interest in, and analyst coverage with respect to, the Company.

Corporate Secretary

1.	Support the Board and Board Committees; and

2.	Oversee the Company’s corporate governance efforts and achievement of good governance.

The CEO and CFO review the performance of the VP Investor Relations and the Corporate Secretary and recommend bonus amounts to the Compensation Committee based on their subjective assessment of these NEO’s performance. The Compensation Committee can then choose to accept, reject or modify the bonus recommended by the CEO and CFO. In addition, the CEO provides the Compensation Committee with his assessment and recommendations for the CFO.

The Compensation Committee does not set “share price targets” and hold the NEOs accountable to such targets, given the numerous uncontrollable factors that can affect the Company’s share price (commodity prices, threats of global economic country failures, etc.).  However the Compensation Committee and the other board members are aware of the Company’s share price performance against peer performance and against various market indices (see “Performance Graph” below).  In addition, the Company’s financial advisor is often asked to provide insight into the Company’s share performance, including share price as a multiple of the Company’s “Net Asset Value” (“NAV”) relative to peers. This information provides the backdrop against which the corporate successes achieved by the NEOs are evaluated, and subjectively is factored into the discretionary compensation rewards earned by the NEOs.

The more objective factors considered in the determination of annual bonus are the success of NEOs in achieving their individual objectives and their respective contributions to the Company in reaching its overall goals. The Compensation Committee assesses the performance of each NEO on the basis of his or her respective contribution to the achievement of the predetermined objectives, as well as to needs of the Company that arise on a day to day basis (see “Compensation and Measurements of Performance” below).  This assessment is used by the Compensation Committee in developing its recommendations to the Board with respect to the determination of annual bonuses for the NEOs.  Where the Compensation Committee cannot unanimously agree, the matter is referred to the full Board for decision.  The Board relies heavily on the recommendations of the Compensation Committee in granting annual incentives.

The Compensation Committee, by recommendation to the Board, may increase the bonus payment beyond the targeted amount in circumstances where the NEO achieves all targets and exceeds the expectations for his or her position.

Compensation and Measurements of Performance

The targeted bonus amounts are pre-determined by the Compensation Committee based on market research and an assessment of compensation levels within the Company’s peer group (using the 2012 Executive Compensation Report and other data available to the Compensation Committee).  The targeted cash bonus that an executive officer can earn is expressed as a percentage of base salary. The percentage increases with the level of responsibility and ability of the individual to affect the Corporation’s performance.

Based on the recommendations from the Compensation Committee, the Board approves targeted annual incentives for all NEO’s for each financial year. The following were the total eligible bonuses available for 2013 for each NEO.

NEO	Target as % of Base Salary	2013 Targeted Bonus ($)
George Paspalas – CEO (1)	100%	106,096
Daniel MacInnis – former CEO (1)	40%	115,600
Larry Taddei – CFO	30%	69,000
Michael Curlook - VP Investor Relations	25%	27,083
Jody Harris – Corporate Secretary (2)	n/a (2)	n/a (2)
Notes:
(1)
Mr. Paspalas joined the Company as CEO coinciding with the retirement of Mr. MacInnis, both effective October 15, 2013. The target bonus for each has prorated to reflect the period of time served as CEO in the year.

(2)
A target bonus was not set for Ms. Harris, the Corporate Secretary, in 2013.  The Compensation Committee referred to the CEO and CFO to provide them with their evaluation and bonus recommendations for Ms. Harris, after which they made a final bonus payout for her.  In 2014, a target bonus of 27.5% has been established for Ms. Harris.

The achievement of individual and corporate objectives, along with general performance in day to day corporate activities, would generally lead to payment of the target bonus, while performance above or below target would correspondingly result in a bonus payment above or below the target level. The NEOs will receive a partial or full incentive payment depending on the achievement of targets and the Compensation Committee’s and the Board’s assessment of overall performance. Included in this assessment, is an evaluation of how the NEO’s managed any unexpected or unforeseen events during the period, if applicable.  The Board and Compensation Committee retain the discretion to increase or decrease bonus payments, regardless of attainment of objectives, due principally to their recognition that the achievement of milestones and objectives relating to its Juanicipio Project are heavily co-dependent on the actions of Fresnillo, its joint venture partner and operator of the project.

2013 Bonuses

The determination as to whether a target has been met is ultimately made by the Board and the Board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.  The Compensation Committee and the Board concluded that each NEO broadly met or exceeded their target objectives in 2013, including the achievement of the following key milestones:

•
At the Juanicipio Project, the project advanced under an approved initial development budget, culminating with portal preparation and groundbreaking in October 2013, followed by the initial ramp advancement;

•
Undertaking of proactive strategic efforts towards the permitting and access difficulties with the local Ejido in connection with the Cinco de Mayo property. Although surface access resolution was not achieved in the year, the Compensation Committee and board determined that this was due to factors that were ultimately beyond their control;

•
Acquired an option earn in interest of up to 70% on the Salamandra property and finalized a binding Letter Agreement with the project owner.  Initiated the start of a 3,000 metre drill program on the property;

•	Effected a smooth transition for new CEO with positive introductions to shareholders, and to the Company’s Juanicipio joint venture partner, Fresnillo plc; and

•	Increased investor awareness and analyst interest in the Company.

Before paying out the annual incentives, the Compensation Committee and the Board consider all annual incentives carefully in light of the achieved individual and corporate targets and objectives, respective performance, analysis of external market conditions and competitive needs to retain its qualified personnel.  In conducting this assessment, the Board and Compensation Committee retain the discretion to increase or decrease bonus payments, regardless of attainment of objectives.  As noted above, the Compensation Committee does not set “share price targets” and hold the NEOs accountable to such targets (given the numerous uncontrollable factors that can affect the Company’s share price). However, in light of Company’s share price depreciation in 2013 of 45% (see “Performance Graph” below), the Compensation Committee and the Board reduced bonuses by 20% for all NEOs, with the exception of Mr. MacInnis, whose bonus was determined upon the terms of his retirement as CEO.

In 2013, the resulting bonus incentives paid were as follows for each of the NEOs:

NEO	Bonus Achieved ($)	Corporate Performance Adjustment (1)	Actual Bonus ($) Paid
George Paspalas – CEO (2)	106,096	(20%)	84,877
Daniel MacInnis – former CEO (2) (3)	102,575	-	102,575
Larry Taddei – CFO	80,000	(20%)	64,000
Michael Curlook - VP Investor Relations	32,500	(20%)	26,000
Jody Harris – Corporate Secretary	27,500	(20%)	22,000
Notes:
(1)
The Compensation Committee and the Board concluded that while all the NEO’s broadly met or exceeded their target objectives in 2013, bonuses would be reduced by 20% reflective of market conditions and share price performance in 2013, with exception to Mr. MacInnis whose bonus was determined at the time of his retirement and prorated for 2013.

(2)
Mr. Paspalas joined the Company as CEO coinciding with the retirement of Mr. MacInnis, both effective October 15, 2013. The bonus for each has prorated to reflect the period of time served as CEO in the year.

(3)	Mr. MacInnis is not eligible for any annual incentives under his consulting agreement with the Company entered into effective October 15, 2013.

Long Term Compensation

The Company also has a Stock Option Plan which is designed to encourage share or equity ownership and entrepreneurship on the part of the senior management and other employees. The Compensation Committee believes that the Stock Option Plan aligns the interests of the NEOs with Shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares.  Importantly for an exploration and pre-development stage company, the Stock Option Plan also allows the Company to provide long term incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

The Compensation Committee approaches option grants taking into account the level of options granted by comparable companies for similar levels of responsibility, and considers each executive officer or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value and the objectives set for the executive officers.

The scale of option grants is generally commensurate to the appropriate level of base compensation for each level of responsibility, and the Compensation Committee also considers the grant in terms of other factors including:

•	The Black Scholes (an option pricing model) valuations of each grant;

•	The absolute number of options being granted; and

•	The percentage of total outstanding shares represented by the grant (“burn rate”).

Each of the above attributes was plotted against the peer group analysis provided in the 2013 Compensation Report in order to evaluate the percentile range within which the grant falls.  Stock options granted to NEOs during the most recently completed financial year are disclosed below under the heading, “Executive Compensation - Summary Compensation Table”.  The Black Scholes valuation of stock options granted in 2013 are reflected in column (e) in the “Summary Compensation Table” below.  The values in this column attributable to Mr. Paspalas and Mr. Curlook solely reflect their initial employment grants of 500,000 and 100,000 inducement stock options, respectively, issued outside the Company’s Stock Option Plan with the approval of the TSX.  These inducement options were offered as an inducement to each of these individuals to take senior employment with the Company, and were also valued in accordance with the Black Scholes valuation model.

The absolute number of options granted, and percentage of total outstanding shares represented by the 2013 grants to NEOs and all Stock Option Plan participants in 2013, is summarized as follows:

Year	Options Granted (1)	Weighted Average Total Shares Issued and Outstanding (2013)	Burn Rate
2013	872,000	60,132,319	1.45%
Notes:
(1)
Excludes 500,000 and 100,000 inducement options granted outside the Stock Option Plan to Mr. Paspalas, CEO, and Mr. Curlook, VP Investor Relations, respectively, as inducements to join the Company as NEOs.

Stock options are typically granted annually in late June, subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period.

For 2014, the Company is seeking Shareholder approval for the issuance of common shares from treasury pursuant to each of the Company’s new Share Unit Plan and new Directors’ DSU Plan. In addition to the specific purposes set out in each plan, the intent of each of the proposed Share Unit Plan and the DSU Plan is to encourage share ownership by certain employees and consultants, in the case of the Share Unit Plan, and non-executive directors, in the case of the DSU Plan, to provide a more flexible mix of compensation components to attract, retain, and incentivize the performance of the participants in alignment with the success of the Company and its Shareholders, and to preserve cash where possible.

See “Approval of Equity Compensation Plans” in “Particulars of Other Matters to be Acted Upon” above for a summary of each of the three proposed plans.

Group Insurance Benefits

A Group Insurance Plan is extended to all officers and all employees of the Company (excluding directors).  The plan was adopted to provide security to employees and their dependents pertaining to health and welfare risks. The plan premiums are paid by the Company, and coverage includes extended health and dental benefits, long-term disability insurance, $25,000 of life and critical illness insurance, and an employee assistance plan.

Risks Related To Compensation Policies & Practices

The Company is an exploration and pre-development stage company and does not have any operating assets.  Incentive compensation is generally paid in relation to milestones regarding the advancement of projects (drilling success, resource calculations, evaluation activities) which are subject to considerable external review and assessment that is independent of the Company’s NEOs.  As such, the Compensation Committee considers that its compensation practices are unlikely to encourage any NEO from taking inappropriate risks.

The Compensation Committee also believes that its policies and practices include the following characteristics that reduce the likelihood of having a material adverse risk on the Company or excessive risk-taking by employees, including our officers and employees:

•	The compensation mix is balanced among fixed components (salary and group insurance benefits), annual incentive payments and long-term incentives, including stock options;

•	The Compensation Committee and board have ultimate authority to determine, and reduce if appropriate, compensation provided to each of the NEOs;

•
The Compensation Committee, under its charter, has the authority to retain any advisor it deems necessary to fulfill its obligations and has in the past engaged independent compensation consultants which have assisted the Committee in reviewing executive compensation on an as needed basis;

•
The annual incentive program for the executive management team, which includes each of the NEOs, is approved by the Board. Individual payouts are based on a combination of metrics as well as qualitative and discretionary factors;

•	Stock based awards are all recommended by the Compensation Committee and approved by the Board; and

•	The Board approves the compensation for the all NEOs.

Hedging of Company Securities

Certain types of trades in securities of the Company by NEOs and directors can raise particular concerns about potential breaches of applicable securities law or that the interests of the persons making the trade are not aligned with those of the Company. Therefore, the Company has specific conditions outlined in its Timely Disclosure, Confidentiality and Insider Trading Policy prohibiting NEOs and directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director. NEOs and directors are prohibited at any time from, directly or indirectly, undertaking any of the following activities:

•
speculating in securities of the Corporation, which may include buying with the intention of quickly reselling such securities, or selling securities of the Corporation with the intention of quickly buying such securities (other than in connection with the acquisition and sale of shares issued under the Corporation’s stock option plan or any other Corporation benefit plan or arrangement);

•	short selling a security of the Corporation or any other arrangement that results in a gain only if the value of the Corporation’s securities declines in the future;

•	selling a “call option” giving the holder an option to purchase securities of the Corporation; and

•	buying a “put option” giving the holder an option to sell securities of the Corporation.

C.           Performance Graph

The following graph compares the cumulative shareholder return on a $100 investment in common shares of the Company to the cumulative shareholder return of the S&P/TSX Composite Index for the five-year period ended December 31, 2013.

Comparison of Cumulative Total Return (1)

	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2013
MAG Silver Corp.	$100.00	$115.17	$226.51	$122.49	$185.92	$100.55
S&P/TSX Composite Index (with Dividend reinvestment)	$100.00	$135.04	$158.77	$144.93	$155.34	$175.50
Notes:
(1)	Assuming an investment of $100 on December 31, 2008, with a MAG share price of $5.47/share and the TSX S&P index at 8,987.70, with all dividends reinvested.

From December 31, 2008 to December 31, 2013, the share price of the Company increased by 0.6%, compared to an increase in the S&P/TSX Composite Index of 75.5% during the corresponding period.  During the same period, the aggregate compensation of all individuals acting as NEOs increased by 306.5%.  The increase in aggregate compensation for all NEOs over the five-year period can be attributed to several factors, including:

(i)	the ongoing growth and development of the Company;

(ii)	the increase in the effective number of NEOs, as the Company went from a part-time to a full-time CFO in 2010 to coincide with the expanding needs of a developing business;

(iii)	172% of the increase is attributable to inducement stock options granted in 2013 in order to attract a new qualified CEO, and VP Investor Relations; and

(ii)
the high global demand for mining executives leading to an increased need to provide a competitive salary and bonus structure to attract qualified personnel to manage the Shareholders’ investment in the Company.

Although still pertinent, overall current compensation is less correlated with market performance, due to numerous factors outside the control of the Company that can affect the Company’s share price (commodity prices, threats to global economic stability and growth, etc.).  In addition, Fresnillo plc, the Company’s joint venture partner, is the operator of the Company’s 44% interest in the Juanicipio Property and the Company is reliant on Fresnillo plc to advance the project in a timely and efficient fashion.  The Company’s assets, specifically its 44% interest in the Juanicipio Property and its 100% owned Cinco de Mayo property, have both been significantly advanced in the last five years, and significant net asset value has been created which should eventually correlate to increased shareholder returns.

D.           Compensation Governance

Compensation Committee – Members and Skills

The Company’s Compensation Committee consists of three independent directors.  The members of the Compensation Committee are Richard Colterjohn (Chairman), Eric Carlson and Richard Clark. As discussed above under the heading “Compensation Discussion and Analysis”, the Compensation Committee is charged with implementing an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers. In 2013, the Compensation Committee held three meetings, each of which was attended by all three Committee members.  In connection with its mandate, the Compensation Committee keeps the Board apprised of its work by providing regular updates at the Company’s board meetings.

The members of the Compensation Committee have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company’s executive compensation structure. Where necessary, the Compensation Committee obtains input from independent outside compensation consultants. The relevant experience of the Compensation Committee members is summarized below.

Richard Colterjohn
●     Mr. Colterjohn has served as a director of seven other Canadian public mining sector companies: Centenario Copper Corp., Canico Resource Corp., Cumberland Resources Ltd., Viceroy Exploration Ltd., Explorator Resources Inc., AuRico Gold and Roxgold Inc.
●     In his capacity as a director, Mr. Colterjohn currently serves as the Chair of the Compensation Committee of Roxgold Inc., and has served as a former Chair of the Compensation Committee of Cumberland Resources Ltd. and as a former member of the Compensation Committee of Viceroy Exploration Ltd.

Eric Carlson (1)
●     Mr. Carlson has served as a director of four other Canadian public companies: Platinum Group Metals Ltd., West Timmins Mining Inc., West Kirkland Mining Inc., and Nextraction Energy Corp.
●     Mr. Carlson is Founder and CEO of Anthem Properties Group Ltd. where he is actively involved in compensation decisions.
●     Mr. Carlson has made compensation decisions for other private and public companies for staff in similar roles as that for the Company for more than 20 years. In his capacity as a director, Mr. Carlson has served on the Compensation Committee of Platinum Group Metals Ltd. and West Kirkland Mining Inc.

Richard Clark
●     Mr. Clark is a senior executive with the Lundin Group of Companies.  Mr. Clark is, or has served as, a director of nine other public companies: RB Energy Inc. (formerly Sirocco Mining Inc.), Lucara Diamond Corp., Orca Gold Inc., Red Back Mining Inc., Kinross Gold Corporation, Fortuna Silver Mines Inc., Corriente Resources Inc., Minera Andes Inc., Sanu Resources Ltd., and Sunridge Gold Corp.
●     In his capacity as a director, Mr. Clark has served on the Compensation Committees of numerous companies, including, most recently Orca Gold Inc. and Lucara Diamond Corp.

(1)  Following the Meeting, the Governance and Nomination Committee will recommend to the Board an independent director to replace Mr. Carlson on the Compensation Committee.

Policies and Practices Used to Determine Executive and Board Compensation

The Company’s policies and practices for establishing compensation levels for executive officers have been described in the “Statement of Executive Compensation” section commencing on page 23 of this Information Circular. The Compensation Committee determines director compensation with reference to board compensation of comparably sized Canadian companies. See “Director Compensation” commencing on page 46 of this Information Circular.

Responsibilities, Powers and Operation of the Compensation Committee

The Compensation Committee was established to provide the Board with recommendations relating to the compensation of the directors and executive officers of the Company; to establish succession plans for all executive officers other than the CEO; to establish human resources policies for executive officers; and to oversee administration of the Company’s compensation and benefits plans. In doing so, the Compensation Committee is required, among other things, to: (a) review and recommend to the Board the general compensation philosophy and guidelines for all directors and executive officers; (b) review, approve and report to the Board all grants of stock options under the Company’s Stock Option Plan; (c) if approved by the Shareholders herein, review, approve and report to the Board all restricted share units and performance share units granted under the newly proposed Share Unit Plan and deferred share units under the newly proposed DSU Plan; (d) review and recommend to the Board all other executive compensation matters; (e) establish compensation and recruitment policies and practices for the Company’s executive officers with exception to the CEO; (f) administer the Company’s Stock Option Plan, and if approved, the Company’s Share Unit Plan; (g) consider requests for the retention of outside advisors and experts (including compensation consultants and legal counsel); and (h) review compensation disclosure in public documents, including the Compensation Discussion and Analysis, for inclusion in this Information Circular in accordance with applicable rules and regulations.

The CEO may be asked to attend the Compensation Committee’s deliberations regarding NEOs other than himself; however, he does not participate in votes related to NEO compensation.

Executive Compensation Consultant

As previously discussed, the Compensation Committee periodically engages Lane Caputo, an independent executive compensation consulting firm specializing in executive and Board compensation reviews, strategic short and long-term incentive design, executive retention issues and compensation and executive contract issues surrounding mergers and acquisitions.  When engaged, Lane Caputo’s mandate has been to assist the Compensation Committee by providing a review of the compensation arrangements for the Company’s executive management team and independent directors and recommending changes (if any) to various pay elements and/or strategies to ensure alignment with current market practices.  Lane Caputo also provides the Compensation Committee with benchmarking analysis of the Company’s compensation practices as compared to a peer group of companies in the same industry, and of similar size and stage of development.

The Compensation Committee considers the information provided by Lane Caputo, among other factors, when making recommendations to the Board for approval.

Fees for Executive Compensation Analysis

The following table summarizes the executive compensation consulting and other fees charged by Lane Caputo for its services during each of the 2013 and 2012 fiscal years (see “Comparator Group” above under “Compensation Discussion & Analysis”):

Service Provided	Fiscal Year 2013	Fiscal Year 2012
Compensation Reports	$6,000 (1)	$41,200
Other services	Nil	Nil

Note:
(1)  Updated to the 2012 Compensation Report.

In the fiscal years of 2013 and 2012 no additional services were undertaken by Lane Caputo on behalf of the Company.  The Compensation Committee re-engaged Lane Caputo in February 2014 to provide the 2014 Compensation Report, at a fee of $36,000.

The Compensation Committee is required to pre-approve any non-compensation related work by Lane Caputo. Although management may liaise with Lane Caputo to provide information on the Company’s compensation specifics, Lane Caputo reports directly to the Compensation Committee in all engagements undertaken.

E.           Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years.

NEO Name and Principal Position	Year	Salary ($)	Option- based awards(1)(2) ($)	Non-Equity incentive plan compensation Annual incentive plans ($)	All other compensation ($)	Total compensation (2) (Salary, Bonus and non-cash Option-based awards) ($)
(a)	(b)	(c)	(e)	(f1)(6)	(h)	(i)
George Paspalas CEO (3)	2013	106,096 (3)	990,000	84,877	Nil	1,180,973
	2012	n/a	n/a	n/a	Nil	n/a
	2011	n/a	n/a	n/a	Nil	n/a
Daniel MacInnis CEO (4)	2013	257,292	312,000	102,575	114,215 (4)	786,082
	2012	289,000	395,397	130,000	Nil	814,397
	2011	275,000	467,603	110,000	Nil	852,603
Larry Taddei CFO	2013	230,000	187,200	64,000	Nil	481,200
	2012	210,000	237,238	75,000	Nil	522,238
	2011	200,000	280,562	70,000	Nil	550,562
Michael Curlook VP Investor Relations (5)	2013	107,349 (5)	321,999	26,000	Nil	455,348
	2012	n/a	n/a	n/a	Nil	n/a
	2011	n/a	n/a	n/a	Nil	n/a
Jody Harris Corporate Secretary	2013	100,466	62,400	22,000	Nil	184,866
	2012	95,582	79,079	27,500	Nil	202,161
	2011	96,977	74,816	32,500	Nil	204,293

Notes:
(1)
The “grant date fair value” has been determined using the Black-Scholes-Merton model.  This value is the same as the fair value established in accordance with IFRS and was determined using the following assumptions: share price volatility on the grant date taking into account the expected life of the grant of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date.   The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.

(2)
All options are granted with an exercise price equal to the market price of the Company’s common shares on the date of grant.  Accordingly, the above values shown for these option grants does not represent the in-the-money value at the time of grant, but the theoretical value of the options at that time based on the Black-Scholes-Merton option pricing formula.  Notwithstanding the theoretical value of these options, many of the options, if still outstanding, had a nil in-the-money-value on December 31, 2013 (see the table under “Incentive Plan Awards” for the in-the money value of these options on December 31, 2013).

(3)
Mr. Paspalas’ employment with the Company as CEO commenced on October 15, 2013 at an annual base salary of $500,000.  As an incentive to join the Company as CEO, Mr. Paspalas was granted 500,000 inducement stock options, with a term of 5 years and an exercise price of C$5.35, vesting 1/3 immediately, 1/3 after 12 months and 1/3 after 24 months.  Mr. Paspalas was also appointed as a Director of the Company effective the same date, but does not receive additional compensation for his directorship services.

(4)
Mr. MacInnis retired as CEO effective October 15, 2013.  In addition to remaining as a director of the Company, Mr. MacInnis entered into a consulting agreement with the Company in the amount of $45,686 per month which expires on December 31, 2014 (see “Interests of Informed Persons in Material Transactions” below).

(5)
Mr. Curlook’s employment with the Company as VP Investor Relations commenced on March 4, 2013 at an annual base salary of $130,000.  As an incentive to join the Company, Mr. Curlook was granted 100,000 inducement stock options, with a term of 5 years and an exercise price of C$9.61, vesting 1/3 immediately, 1/3 after 12 months and 1/3 after 24 months.

(6)
The dollar amounts under the “Non-Equity Incentive Plan Compensation - Annual Incentive Plans” column represent cash bonus payments made prior to December 31 of the noted fiscal year, for non-equity compensation earned by the NEO in the same fiscal year (as more fully described on page 31 under “2013 Bonuses”).

The Company has calculated the “grant date fair value” amounts for options in column (e) using the Black-Scholes-Merton model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return.

Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation.  In fact, stock options that are well out-of-the-money, may still have had a significant “grant date fair value” based on a Black-Scholes-Merton valuation, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts in column (i) above, which are based in part the grant date fair value amounts set out in column (e) above.    The value of the in-the-money options currently held by each NEO as at the end of the current financial year, is set forth in column (e) of the “Outstanding Option-Based Awards” table below.

F.           Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets out, for each NEO, the incentive stock options (option-based awards) outstanding as at December 31, 2013 and their value as of the same date.  Unless otherwise noted, these incentive stock options were fully vested as at December 31, 2013.  The closing price of the Company’s shares on the TSX on December 31, 2013 was $5.50.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)
George Paspalas	500,000(1)	5.35	10/15/2018	75,000
Total				75,000
Daniel MacInnis	13,125	5.54	4/22/2014	Nil
	12,344	5.32	6/23/2014	2,222
	8,379	6.32	12/15/2014	Nil
	125,000	9.92	11/10/2015	Nil
	125,000	10.44	7/28/2016	Nil
	125,000(2)	9.15	8/2/2017	Nil
	150,000(3)	5.86	24/6/2018	Nil
Total				2,222
Larry Taddei	185,000	6.95	8/15/2015	Nil
	75,000	10.44	7/28/2016	Nil
	75,000(4)	9.15	8/2/2017	Nil
	90,000(5)	5.86	6/24/2018	Nil
Total				Nil
Michael Curlook	100,000(6)	9.61	6/4/2018	Nil
Total				Nil

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)
Jody Harris	15,000	7.42	3/29/2015	Nil
	20,000	9.92	11/10/2015	Nil
	20,000	10.44	7/28/2016	Nil
	25,000(7)	9.15	8/2/2017	Nil
	30,000(8)	5.86	6/24/2018	Nil
Total				Nil
Notes:
(1)      Options 166,667 fully vested as at December 31, 2013 and 166,666 vesting on each of October 15, 2014 and October 15, 2015.
(2)      Options 83,334 fully vested as at December 31, 2013 and 41,666 vesting on August 2, 2014.
(3)      Options 50,000 fully vested as at December 31, 2013, 50,000 vesting on each of June 24, 2014 and June 24, 2015.
(4)      Options 50,000 fully vested as at December 31, 2013 and 25,000 vesting on August 2, 2014.
(5)      Options 30,000 fully vested as at December 31, 2013, 30,000 vesting on each of June 24, 2014 and June 24, 2015.
(6)      Options 66,667 fully vested as at December 31, 2013 and 33,333 vesting on March 4, 2015.
(7)      Options 16,667 fully vested as at December 31, 2013, 8,333 vesting on August 2, 2014.
(8)      Options 10,000 fully vested as at December 31, 2013 and 10,000 vesting on each of June 24, 2014 and June 24, 2015.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2013.  The value of the option-based awards vested during the year in the table below (column (b)) is the difference between the closing price of a common share of the Company on the TSX at the close of the particular 2013 vesting date and the exercise price of the option. The non-equity incentive plan compensation earned during the year in the table below (column (d)) represents the NEOs 2013 annual incentive earned (as discussed above in the “Compensation Discussion & Analysis”), and paid in December 2013.

Name (a)	Option-based awards – Value vested during the year ($) (b)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
George Paspalas	Nil	84,877
Daniel MacInnis	Nil	102,575
Larry Taddei	Nil	64,000
Michael Curlook	Nil	26,000
Jody Harris	Nil	22,000

G.           Employment Agreements

Each of Messrs. Paspalas and Curlook entered into an employment agreements dated October 15, 2013, and March 4, 2013, respectively. Each of Mr. MacInnis and Ms. Harris entered into an employment agreement with the Company, which agreements were amended and restated on October 17, 2008. Mr. Taddei entered into an employment agreement with the Company dated June 22, 2010.  Further amending agreements were executed for Messrs. MacInnis Taddei effective August 1, 2011, and for Ms. Harris effective December 13, 2013, providing for amendments to the entitlements of each NEO upon a dismissal without cause.  Such employment agreements, including all amendments thereto, are collectively referred to in this Information Circular as the “Employment Agreements.”

On October 15, 2013, Mr. MacInnis retired as CEO, and through his personal company, entered into a consulting agreement (the “Consulting Agreement”) with the Company (see “Interests of Informed Persons in Material Transactions” below) rendering his employment agreement no longer effective. As at December 31, 2013, Mr. MacInnis’ services, remuneration and rights under termination are covered under the Consulting Agreement.

The Employment Agreements prescribe the terms of employment for each of Messrs. Paspalas, MacInnis, Taddei, Curlook and Ms. Harris and set out their base salary and eligibility for incentive based awards (annual discretionary bonus and stock options).

The annual salary of each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris are reviewed annually in the manner consistent with the Compensation Discussion and Analysis above.  The payment of bonuses and the granting of stock options are at the discretion of the Board and are determined in accordance with the methodology described in the “Compensation Discussion and Analysis” above.

Subject to the Company’s obligations described below under “Termination and Change of Control Benefits,” the Employment Agreements of Messrs. Paspalas, Taddei, Curlook and Ms. Harris may be terminated by the Company for cause at any time by notice in writing without giving reasonable notice or compensation in lieu of notice.  Each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris may terminate their respective employment with the Company at any time by giving 60 days’ written notice; however, upon receipt of such notice, the Company may elect to terminate their respective employment at any time during the notice period.  As discussed below under “Termination and Change of Control Benefits,” each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris have certain entitlements in the event of a Change of Control (as defined below) of the Company.

H.           Management Share Ownership Requirement

In an effort to align the interests of the NEO’s with those of Shareholders, in 2013 the Company adopted a minimum share ownership requirement for the CEO and CFO (and VP Operations should that role be occupied), pursuant to which they are required to own common shares or equity linked securities other than options (collectively “MAG Securities”) having a value established by the Board. The current minimum share ownership requirements are (i) for the CEO, a value equivalent to three times annual base salary and (ii) for the CFO (and VP Operations should that role be occupied), a value equivalent to one times annual base salary.  Executives must achieve this ownership threshold by the later of (a) three years from the date the individual became an officer, and (b) three years from the date of the minimum equities holding policy (dated May 13, 2013).  Ownership thresholds are calculated from time to time based on the greater of the initial acquisition cost (and in the case where securities are acquired pursuant to the stock option plan, the tax cost of such securities), and the 200-day volume-weighted average price (“VWAP”) of MAG Securities on the TSX as at the date of determination, provided that any other change in the market value of MAG Securities will not be considered in determining the minimum holdings of MAG Securities required by this policy.

Each individual is required to maintain their minimum ownership level throughout his term as an officer.

Under the share ownership requirements and terms as described above, the following table outlines the NEOs standing relative to the requirement as of the date of this Information Circular.

Share Ownership Position and Requirement of NEOs as at May 20, 2014:

	Eligible MAG Securities Holdings		2013 Base Salary ($)	Minimum Equity Holding (“MEH”) ($)	Value of Holdings as Multiple of Base Salary	Deadline to Meet Requirement
Name	Number of Common Shares(1)	Value of Holdings ($) (2)
George Paspalas(3)	20,000	145,600	500,000	1,500,000	0.10x	October 15, 2016 (3)
Dan MacInnis (4)	301,300	2,193,464	n/a (4)	200,000 (4)	10.96x	May 13, 2016
Larry Taddei	6,200	45,186	230,000	230,000	0.20x	May 13, 2016
Notes:
(1)	Common shares held by the NEO as at May 20, 2014.
(2)
Value of holdings is based on number of common shares held multiplied by the value per common share (calculated as the greater of the initial acquisition value per common share and the 200-day volume weighted average common share price on the TSX as at May 20, 2014 of $7.28).

(3)	Mr. Paspalas joined the Company effective October 15, 2013, and under the policy has three years from this date to achieve his share ownership requirement.
(4)	Mr. MacInnis retired as CEO on October 15, 2013 and therefore does not have an NEO share ownership requirement as at December 31, 2013. As a director, Mr. MacInnis has a MEH of $200,000.

I.           Termination and Change of Control Benefits

Pursuant to the Employment Agreements entered into by the Company with each NEO, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation, retirement or in certain circumstances following a change of control, as applicable.  An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on December 31, 2013 is set out in the table below and is more fully described in the section that follows.

	Triggering Event – December 31, 2013
NEO	Resignation or Retirement $	Termination For Cause $	Termination Without Cause $	Change of Control $
George Paspalas	Nil	Nil	2,000,000	2,000,000
Daniel MacInnis (1)	Nil	Nil	548,232	548,232
Larry Taddei	Nil	Nil	230,000	305,000
Michael Curlook	Nil	Nil	32,500	156,000
Jody Harris	Nil	Nil	52,500	132,500
Note:
(1)
Mr. MacInnis retired effective October 15, 2013 and subsequently entered into a consulting agreement with the Company which expires December 31, 2014.  The payments itemized above for Mr. MacInnis represent obligations under the consulting agreement as at December 31, 2013 and will be reduced by monthly payments made per the consulting agreement until the end of the contract at December 31, 2014.

Resignation or Retirement

Mr. Paspalas is entitled to resign at any time by giving the Company at least 90 days’ prior notice (which the Company may shorten or waive entirely).  In the event Mr. Paspalas resigns, the Company is required to pay a lump sum payment equal to his unpaid annual base salary and vacation pay up to and including the last day of the notice period. Such resigning NEO is also entitled to receive his or her benefits to the last day of the notice period.

Messrs. Taddei, Curlook and Ms. Harris are entitled to resign at any time by giving the Company at least 60, 30, and 60 days’ prior notice respectively (which the Company may shorten or waive entirely).  In the event Messrs. Taddei, Curlook or Ms. Harris resigns, the Company is required to pay a lump sum payment equal to: (a) his or her unpaid annual base salary and vacation pay to and including the last day of the notice period; and (b) an amount equal to the annual bonus paid to such person in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO resigns and the date of resignation and the denominator of which is 365.  Such resigning NEO is also entitled to receive his or her benefits to the last day of the notice period.  Because 2013 bonuses were already paid as of December 31, 2013, there would have been no requirement on the part of the Company to pay a 2013 bonus upon the resignation of any of Messrs. Taddei, Curlook or Ms. Harris on December 31, 2013.  The only obligation of the Company would be the payment of salary for their respective notice periods.

In the event that Messrs. Paspalas, Taddei, Curlook or Ms. Harris either retire or die, the retiring or deceased NEO, as applicable, or the named beneficiary, is entitled to receive an amount equal to such NEO’s unpaid annual base salary and vacation pay to the date of termination of employment plus an amount determined by the Company’s board of directors, in its sole discretion, having regard for the amount of bonus such NEO would reasonably be expected to have earned for that year to the date of termination of employment.

Mr. MacInnis may terminate his consulting agreement with the Company by giving 14 days’ notice to the Company, at which time he shall be entitled to receive within ten days of such notice all unpaid Fees to the date of such notice.

Termination for Cause

Upon termination of employment of Messrs. Paspalas, Taddei, Curlook, or Ms. Harris for cause, the Company is not required to make any payments to such NEO, other than for his or her annual base salary, benefits and vacation pay earned up to the date of termination.

Upon termination of Mr. MacInnis’ consulting agreement with the Company for cause, the Company is not required to make any payments to Mr. MacInnis, other than other than with respect to fees earned but not paid as at the date of termination of the agreement by the Corporation.

Termination Without Cause

Upon termination without cause of Mr. Paspalas, the Company is required to pay to Mr. Paspalas a lump sum payment equal to the sum of: (a) his or her unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to two times the sum of (i) his annual base salary and (ii) the target bonus for the year.  Additionally, Mr. Paspalas would continue to receive the benefits he or she was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.

Upon termination without cause of Messrs. Taddei, Curlook and Ms. Harris, the Company is required to pay to each NEO a lump sum payment equal to the sum of: (a) his or her unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to the annual bonus paid to such NEO in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO is terminated and the date of termination and the denominator of which is 365 (assuming the bonus for the current year has not been paid); (c)(i) nine months of his annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Taddei; and (c)(ii) three months of his or her annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Curlook and Ms. Harris. Additionally, the NEO must continue to receive the benefits he or she was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.

Upon termination without cause of Mr. MacInnis’ consulting agreement with the Company, the Company shall pay the Mr. MacInnis the full fees for the remaining balance of the term of the agreement to December 31, 2014.

Change of Control / Change of Responsibilities

For purposes of the Employment Agreements of Messrs. Paspalas, Taddei, Curlook and Ms. Harris, a “Change of Control” includes the acquisition by a person of 50% or more of the common shares of the Company; certain transactions (e.g., reorganization, merger, amalgamation, plan of arrangement, consolidation or sale of all or substantially all of the Company’s assets) that result in a person owning more than 50% of the common shares of the Company or the reorganized entity; a shareholder approved liquidation or dissolution of the Company; and the individuals comprising the Board ceasing to constitute at least a majority of the Company’s board (provided, however, that any subsequent directors whose election is approved by a vote of at least two-thirds of the directors then comprising the incumbent board shall be considered as though such individuals were members of the incumbent board unless assumptions of office occurred as a result of a proxy contest).

The Company recognizes the valuable services that the NEOs provide to the Company and the importance of the continued focus of the NEOs in the event of a possible Change of Control (as defined above).  Because a Change of Control could give rise to the possibility that the employment of a NEO would be terminated without cause or adversely modified, the Board determined that it would be in the best interests of the Company to ensure that any distraction or anxiety associated with a possible Change of Control be alleviated by ensuring that, in the event of a Change of Control, each NEO would have the following guaranteed rights.

In the event that Mr. Paspalas’ employment is terminated by the Company within three months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or Mr. Paspalas terminates his employment within three months of a Change of Control of the Company for good reason (generally being a material adverse change in terms of employment), the Company must pay Mr. Paspalas (i) any unpaid annual base salary for the period to and including the date of termination and an amount equal to, and (ii) an amount equal to two times the sum of (X) his annual base salary then in effect and (Y) the target bonus for the year.

In the event that Messrs. Taddei’s, Curlook’s or Ms. Harris’ employment is terminated by the Company within three months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or in the case that Messrs. Taddei, Curlook or Ms. Harris employment is terminated by one of them within three months of a Change of Control of the Company, the Company must pay that NEO any unpaid annual base salary and vacation for the period up to and including the date of termination, and an amount equal to the sum of the NEOs annual base salary of that fiscal year, plus the annual bonus paid to such NEO for the previously completed fiscal year.

Each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris is entitled, following a Change of Control and termination, to have any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company that he or she holds become immediately fully vested on the date of termination and any unexercised portion of such options or other securities will thereafter be exercisable by him or her for up to 90 days after the date of termination.  These NEOs will also be entitled to ongoing benefits until the earlier of three months after the date of termination, the NEOs normal retirement date and the NEOs commencement of full time employment with a new employer.

Upon termination of Mr. MacInnis’ consulting agreement with the Company due to a Change of Control, within ten days after the termination of the agreement, the Company shall pay the Consultant, the full fees for the remaining balance of the term of the agreement to December 31, 2014.

J.           Pension Plan Benefits

The Company does not provide any pension benefits, and consequently does not have a pension plan or a deferred compensation plan.

K.           Director Compensation

The following table describes director compensation for non-executive directors for the year ended December 31, 2013.

As Mr. MacInnis served as CEO up until October 15, 2013, his compensation is included above under compensation for NEO’s.  No additional compensation was paid in 2013 to Mr. MacInnis in consideration for his continued services as a director of the Company.

No additional compensation is paid to Mr. Paspalas, the Company’s CEO, in consideration for his services as a director of the Company.

Name	Fees earned (1) ($)	Option-based awards(2)(3) ($)	Total compensation (Fees and non-cash Option- based awards) (3) ($)
(a)	(b)	(d)	(h)
Jonathan Rubenstein	75,750	187,200	262,950
Eric Carlson	52,000	124,800	176,800
Peter Megaw	41,000	124,800	165,800
Derek White	53,000	124,800	177,800
Richard Colterjohn	62,000	124,800	186,800
Frank Hallam	48,500	124,800	173,300
Richard Clark	46,500	124,800	171,300
Peter Barnes	81,000	124,800	205,800
Notes:
(1)
The table outlines the compensation paid for board and committee retainer fees, meeting fees and per diem fees as per the schedule below.  Committee positions for each director are outlined in the table found under the heading “Election of Directors” above.

(2)
The “grant date fair value” has been determined by using the Black-Scholes-Merton model.  This value is the same as the fair value established in accordance with IFRS and was determined using the following assumptions: share price volatility on the grant date taking into account the expected life of the grant of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date.  The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.  See discussion below.

(3)
All options shown were granted with an exercise price equal to the market price of the Company’s common shares on the date of grant.  Accordingly, the values shown for these options do not reflect ‘in-the-money’ value at the time of grant, but the theoretical value of the options at that time based on the Black-Scholes-Merton option pricing formula.  Notwithstanding the theoretical value of these options, the ‘in-the-money-value’ on December 31, 2013, differs significantly.  Please see the table under “Option Based Awards to Directors” below for the in-the money value of these options on December 31, 2013.

The Company has calculated the “grant date fair value” amounts in column (d) using the Black-Scholes-Merton model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return.

Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation.  In fact, stock options that are well out-of-the-money may still have had a significant “grant date fair value” based on a Black-Scholes-Merton valuation.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts in column (h) above, which are based in part the grant date fair value amounts set out in column (d) above.  The value of the in-the-money options currently held by each director (based on share price less option exercise price) is set forth in column (e) of the “Outstanding Option-Based Awards” table below.

Option-Based Awards to Directors

The following table sets out for each non-executive director the incentive stock options (option-based awards) outstanding as of December 31, 2013 and their value as of the same date.  Unless otherwise noted, these incentive stock options were fully vested as at December 31, 2013.  The closing price of the Company’s shares on the TSX on December 31, 2013 was $5.50.

Name	Option-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in- the-money options ($)
(a)	(b)	(c)	(d)	(e)
Jonathan Rubenstein	15,938	5.54	4/22/2014	Nil
	16,953	5.32	6/23/2014	3,052
	7,715	6.32	12/15/2014	Nil
	50,000	7.42	3/29/2015	Nil
	75,000	9.92	11/10/2015	Nil
	75,000	10.44	7/28/2016	Nil
	75,000(1)	9.15	8/2/2017	Nil
	90,000(2)	5.86	6/24/2018	Nil
Total				3,052

Name	Option-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in- the-money options ($)
(a)	(b)	(c)	(d)	(e)
Eric Carlson	20,625	5.54	4/22/2014	Nil
	15,469	5.32	6/23/2014	2,784
	6,602	6.32	12/15/2014	Nil
	50,000	9.92	11/10/2015	Nil
	50,000	10.44	7/28/2016	Nil
	50,000(1)	9.15	8/2/2017	Nil
	60,000(2)	5.86	6/24/2018	Nil
Total				2,784
Peter Megaw	11,250	5.54	4/22/2014	Nil
	10,938	5.32	6/23/2014	1,969
	8,203	6.32	12/15/2014	Nil
	50,000	9.92	11/10/2015	Nil
	50,000	10.44	7/28/2016	Nil
	50,000(1)	9.15	8/2/2017	Nil
	60,000(2)	5.86	6/24/2018	Nil
Total				1,969
Derek White	13,281	5.54	4/22/2014	Nil
	9,961	5.32	6/23/2014	1,793
	14,971	6.32	12/15/2014	Nil
	100,000	7.42	3/29/2015	Nil
	50,000	9.92	11/10/2015	Nil
	50,000	10.44	7/28/2016	Nil
	50,000(1)	9.15	8/2/2017	Nil
	60,000(2)	5.86	6/24/2018	Nil
Total				1,793
Richard Colterjohn	9,375	5.54	4/22/2014	Nil
	7,031	5.32	6/23/2014	1,266
	7,774	6.32	12/15/2014	Nil
	50,000	9.92	11/10/2015	Nil
	50,000	10.44	7/28/2016	Nil
	60,000(1)	9.15	8/2/2017	Nil
	60,000(2)	5.86	6/24/2018	Nil
Total				1,266
Frank Hallam	34,761	6.32	12/15/2014	Nil
	50,000	7.42	3/29/2015	Nil
	69,285	9.92	11/10/2015	Nil
	50,000	10.44	7/28/2016	Nil
	50,000(1)	9.15	8/2/2017	Nil
	60,000(2)	5.86	6/24/2018	Nil
Total				Nil

Name	Option-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in- the-money options ($)
(a)	(b)	(c)	(d)	(e)
Peter Barnes	150,000(3)	12.19	10/5/2017	Nil
	60,000(2)	5.86	6/24/2018	Nil
Total				Nil
Richard Clark	150,000(3)	12.19	10/5/2017	Nil
	60,000(2)	5.86	6/24/2018	Nil
Total				Nil
Notes:
(1)    Options 2/3 fully vested as at December 31, 2013 and 1/3 vesting on August 2, 2014.
(2)    Options 1/3 fully vested as at December 31, 2013 and 1/3 vesting on each of June 24, 2014 and June 24, 2015.
(3)	Options 2/3 fully vested as at December 31, 2013, and 1/3 vesting on October 5, 2014.

Schedule of Director Fees

The fees payable to the directors of the Company for their service as directors and as members of committees of the Board at December 31, 2013 were as follows:

Board or Committee Name	Annual Retainer ($)	Meeting Stipend ($)	Per diem fees ($)
Board of Directors	50,000 (chairman) 30,000 (member)	1,000 per meeting	1,000/day
Audit Committee	10,000 (chairman) 5,000 (member)	1,000 per meeting	1,000/day
Compensation Committee	5,000 (chairman) 2,500 (member)	1,000 per meeting	1,000/day
Governance & Nomination committee	5,000 (chairman) 2,500 (member)	1,000 per meeting	1,000/day
Finance Committee	Nil	1,000 per meeting	1,000/day
Notes:
(1)
Per diem fees are to cover work commitments that generally go beyond that typically required of a director and require a significant time commitment outside meeting preparation time and the attendance at meetings.

Director – Change of Control

Each director of the Company has entered into an option compensation agreement (“Option Compensation Agreement”) between the director and the Company, pursuant to which, if the director resigns or is replaced as a director of the Company at any time within the six months following a Change of Control of the Company, any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company (collectively, the “Director Options”) become immediately fully vested and any unexercised portion of such Director Options will thereafter become exercisable by the director, regardless of whether such Director Options are then exercisable, for a term that is the lesser of 90 days after the Date of Termination or the remaining term to expiry for such Director Options.

Value Vested or Earned During the Year

The following table sets forth, for each director of the Company, the value of all incentive plan awards vested or earned during the year ended December 31, 2013. The value of the option-based awards vested during the year in the table below is the difference between the closing price of a common share of the Company on the TSX at the close of the particular 2013 vesting date and the exercise price of the option.

Name (a)	Option-based awards – Value vested during the year ($) (b)
Jonathan Rubenstein	Nil
Eric Carlson	Nil
Peter Megaw	Nil
Derek White	Nil
Richard Colterjohn	Nil
Frank Hallam	Nil
Peter Barnes	Nil
Richard Clark	Nil

A total of 510,000 options were granted to independent directors in 2013 of which 170,000 options vested at the time of grant and the remaining 340,000 options vest over a two year period.

An additional 309,167 options previously granted to independent directors vested during 2013.  The value vested during the year for these options is reflected in the table above.

Director Share Ownership Requirement

In an effort to align the interests of the Board with those of Shareholders, a minimum share ownership requirement was adopted in 2013 for directors, under which directors are required to own MAG Securities having a value established by the Board.  As amended in 2014, the minimum MAG Securities ownership requirement for non-executive directors is $200,000 and in the case of the non-executive Chairman of the Board, $300,000.  Directors are required to achieve these thresholds by the later of (a) three years from the date the individual became a director; and (b) three years from the date of the minimum equities holding policy (dated May 13, 2013).  Ownership thresholds are calculated from time to time based on the greater of the initial acquisition cost (and in the case where securities are acquired pursuant to the stock option plan, the cost base for tax purposes, of such securities), and the 200-day VWAP of MAG Securities on the TSX as at the date of determination, provided that any other change in the market value of MAG Securities will not be considered in determining the minimum holdings of MAG Securities required by this policy.

Each director is required to maintain his or her minimum ownership level throughout his or her tenure as a director.

Given that the Company’s share ownership requirement for directors was adopted May 13, 2013, each of the Company’s directors has until May 13, 2016 under the policy to meet the director share ownership requirement.

Under the share ownership requirements and terms as described above, the following table outlines the directors’ standings relative to the requirement, as of the date of this Information Circular.

Share Ownership Position and Requirement of Non-Executive Directors standing for re-election, as of May 20, 2014:

	Eligible MAG Securities Holdings		Minimum Equity Holding (“MEH”) ($)	Value of Holdings as Multiple of MEH	Deadline to Meet Requirement(3)
Name	Number of Common Shares(1)	Value of Holdings ($)(2)
Jonathan Rubenstein	6,938	57,757	300,000	0.19x	May 13, 2016
Richard Colterjohn	26,406	215,204	200,000	1.08x	May 13, 2016
Derek White	Nil	Nil	200,000	0.0x	May 13, 2016
Peter Barnes	10,000	93,190	200,000	0.47x	May 13, 2016
Richard Clark	Nil	Nil	200,000	0.0x	May 13, 2016
Notes:
(1)	Messrs. Carlson, Hallam and Megaw have been removed from this table as they are not standing for re-election. Messrs. Paspalas and MacInnis’ share holdings appear in the NEO section above.
(2)	Includes common shares held as at May 20, 2014.
(3)	Value per share is calculated as the greater of the initial acquisition value per common share and the 200-day volume weighted average MAG Common Share price on the TSX as at May 20, 2014 of $7.28.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plan under which equity securities of the Company are authorized for issuance as at the end of the Company’s most recently completed financial year December 31, 2013:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	3,704,958	$8.51	1,106,379
Equity compensation plans not approved by security holders (2)	600,000	$6.06	Nil
Total	4,304,958	$8.17	1,106,379
Notes:
(1)
Effective September 15, 2011, the shareholders of the Company approved the Amended and Restated Stock Option Plan (2011) authorizing a maximum of 8% of the Company’s issued and outstanding common shares of options available to be granted to purchase common shares.

(2)
Inducement options granted outside the Company’s Stock Option Plan in 2013, granted to Mr. Paspalas (500,000) and Mr. Curlook (100,000) as inducements to join the Company as CEO and VP Investor Relations, respectively.

Equity Compensation Plans

The Company is seeking Shareholder approval for the issuance of common shares from treasury pursuant to each of the Company’s new Share Unit Plan and new Directors’ DSU Plan. In addition to the specific purposes set out in each plan, the intent of each of the proposed Share Unit Plan and the DSU Plan is to encourage share ownership by certain employees and consultants, in the case of the Share Unit Plan, and non-executive directors, in the case of the DSU Plan, to provide a more flexible mix of compensation components to attract, retain, and incentivize the performance of the participants in alignment with the success of the Company and its Shareholders, and to preserve cash where possible.

The Company is also seeking approval of the Second Amended and Restated Stock Option Plan, as approved by the Board on May 13, 2014, as the Company’s prior stock option plan requires Shareholder approval once every three years.  The terms of the Stock Option Plan have also been amended from the prior plan, in part, to allow for the implementation of the Share Unit Plan and the DSU Plan without increasing the total number of common shares issuable under all equity compensation plans of the Company.

See “Approval of Equity Compensation Plans” in “Particulars of Matters to be Acted Upon” above for a summary of each of the three proposed plans.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Company’s Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore certain guidelines have not been adopted, as outlined in the discussion below.  The Board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose, on an annual basis, its approach to corporate governance.  The following is a description of the Company’s approach to corporate governance.

Board of Directors Composition

The Board is currently comprised of ten directors. As set out in the table under the heading “Election of Directors” above, seven of the current directors are proposed to be nominated for election at the Meeting, while Messrs. Frank Hallam, Peter Megaw and Eric Carlson are not seeking re-election. The Board considers that six of the ten current directors (Messrs. Carlson, Rubenstein, Colterjohn, White, Clark and Barnes) are independent in accordance with the definition of “independence” set out in National Instrument 52-110 Audit Committees (“NI 52-110”), as it applies to the Board.  Messrs. Paspalas, MacInnis and Hallam are not considered to be independent by virtue of the fact that: Mr. Paspalas is an executive officer of the Company; Mr. MacInnis was formerly President and CEO of the Company through October 15, 2013 and now has a consulting agreement with the Company (see Related Party Transactions below); and, Mr. Hallam shares his home with his child, who is employed by Deloitte LLP (the Company’s Auditor).  Mr. Megaw is further not considered independent because of his ownership interest in Minera Cascabel, S.A. de C.V. and IMDEX Inc., both of which have received mineral property acquisition proceeds from the Company and/or have provided geological services and received consulting fees from the Company in prior years (at market and industry standard rates) (see “Related Party Transactions” below).  Accordingly, the Board considers that a majority of the directors are independent.

The Company holds regular quarterly board meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.  Meetings of independent directors are not regularly scheduled however in-camera sessions are periodically held including at the end of each directors meeting, and otherwise as the need arises to facilitate communication amongst the directors without the presence of management and any directors with a conflicted interest in the topic of discussion.  When the Board meets in-camera, any management representatives (including the CEO unless specifically requested to stay) and any person that has an interest with respect to the matter or transaction being discussed is asked to step out of the meeting. The Board therefore believes that adequate structures and processes are in place to facilitate the functioning of the Board with a level of independence from the Company’s management and non-independent directors. While the Board believes it is important, at times, to meet without non-independent directors, there has been no indication that open and candid discussion among independent directors is inhibited by the presence of a non-independent director.  If the Board believes it is necessary to exclude any non-independent directors from a regularly scheduled meeting, those non-independent directors are not invited to attend.

Mr. Jonathan Rubenstein, an independent director, is the non-executive chairman of the Board and presides as such at each meeting.  Mr. Rubenstein facilitates the meetings and actively seeks out the views of the independent directors on all board matters.

The Board conducts extensive budget and business reviews with management and regularly approves the budget and any budget revisions as a means of monitoring Company and management activities.

The Board has not adopted a policy on overboarding, on the belief that the number of board seats is not, in itself, a determinant to a director’s ability to make an effective contribution to the governance of the Company. Overboarding thresholds will be higher, for instance, for directors who are retired from active employment.  During 2013, all of the nominated directors had 100% meeting attendance, regardless of their outside commitments (see “Attendance” below).

Directorships

Each of the current directors is a director of one or more other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction, as set forth below:

Name of Director	Reporting Issuer
George Paspalas	● Pretivm Resources Inc.
Daniel MacInnis	● MAX Resources Corp. ● Balmoral Resources Ltd.
Frank Hallam	● Platinum Group Metals Ltd. ● Lake Shore Gold Corp. ● Nextraction Energy Corp. ● West Kirkland Mining Inc.
Eric Carlson	● Platinum Group Metals Ltd. ● Nextraction Energy Corp. ● West Kirkland Mining Inc.
Peter Megaw	● Candente Gold Corp. ● Minaurum Gold Corp.

Name of Director	Reporting Issuer
Jonathan Rubenstein	● Eldorado Gold Corp. ● Detour Gold Corporation ● Roxgold Inc. ● Dalradian Resources Inc.
Richard Colterjohn	● AuRico Gold Inc. ● Roxgold Inc.
Derek White	● Magellan Minerals Ltd.
Peter Barnes	● CB Gold Inc.
Richard Clark	● RB Energy Inc. (formerly Sirocco Mining Inc.) ● Lucara Diamond Corp. ● Orca Gold Inc.

Attendance

The Company held 9 board meetings during the financial year ended December 31, 2013. The following table sets out the number of meetings held by the Board and committees of the Board for the period commencing January 1, 2013 up to and including December 31, 2013 and the attendance record for each of the Company’s current ten directors:

Summary of Attendance of Directors at Meetings(4)
Directors	Board(1)	Audit Committee	Compensation Committee	Governance & Nomination Committee	Finance Committee	Special Committee
# of meetings held:	9	4	3	8	4	2
George Paspalas(2)	2(of 2)	n/a	n/a	n/a	n/a	n/a
Daniel T. MacInnis(3)	7(of 7)	n/a	n/a	n/a	n/a	n/a
Peter Megaw	9	n/a	n/a	n/a	n/a	n/a
Richard Colterjohn	9	4	3	n/a	4	2
Derek White	9	4	n/a	n/a	n/a	n/a
Eric Carlson(2)	8	n/a	3	7	n/a	n/a
Jonathan Rubenstein	9	n/a	n/a	8	n/a	2
Frank Hallam	9	n/a	n/a	n/a	4	2
Peter Barnes	9	4	n/a	8	4	n/a
Richard Clark	9	n/a	3	n/a	n/a	2
Notes:
(1)	The Board meets on a regular basis and when appropriate, non-independent directors are asked to step out of the meeting.
(2)	Mr. Paspalas joined the Company as President and CEO and director, effective October 15, 2013 after which two Board meetings were held.
(3)
Mr. MacInnis attended 7 of 7 board meetings of the entire board. During 2013, Mr. MacInnis was asked not to attend two of the nine scheduled board meetings due to the conflicted topic of discussion which involved the terms of appointment of Mr. Paspalas and the terms of Mr. MacInnis’ retirement as President and CEO.

(4)
On occasion, directors attend committee meetings as guests.  As directors attending as guests do not participate in the approval of resolutions made by the committees, their guest attendance record is not recorded in the table above.

Board Mandate

The Board adopted a written mandate on May 13, 2014, whereby the Board assumes responsibility to further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a board committee remains with the full board. One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management. The Board also provides guidance to management. The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Such planning takes into account, among other things, the principal opportunities and risks of the Company’s business. Strategic issues are reviewed with management and addressed by the full board at regularly scheduled board meetings and at meetings specifically called for this purpose. The Board’s strategic planning process involves having regular board meetings to review reports on the Company’s operations, exploration and development programs, meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The Board has responsibility to identify the principal risks of the Company’s business; review existing systems to identify risks and, where applicable, recommend the implementation of appropriate systems to manage such risks and systems designed to ensure timely disclosure of material transactions through the issuance of news releases and financial statements; and monitor senior management. The Board reviews financial performance quarterly. The Board also meets at least once annually to plan strategy for the future growth of the Company.  Frequency of meetings, as well as the nature of agenda items, change depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces.

The Board is specifically responsible for:

a)	Reviewing and approving any proposed changes to the Company’s Notice of Articles or Articles.

b)
Reviewing and authorizing/directing appropriate action with respect to any takeover bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

c)	Approving payment of distributions to Shareholders.

d)	Approving any offerings, issuances or repurchases of share capital or other securities.

e)	Approving the establishment of credit facilities and any other long-term commitments.

f)	Satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

g)	Selecting and appointing, evaluating and (if necessary) terminating the CEO.

h)	Succession planning and other human resource issues.

i)	Developing the Company’s approach to corporate governance, including specific corporate governance principles and guidelines specifically applicable to the Company.

j)
Adopting a strategic planning process, approving long-range strategic plans, taking into account, among other things, the opportunities and risks of the business, and monitoring performance against plans.

k)
Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, taking into account, among other things, the opportunities and risks of the business and monitoring performance for each of the foregoing items.

l)
Identifying and reviewing principal risks of the Company’s business; determining, with input from management and standing committees, what risks are acceptable; and, where appropriate, ensuring that systems and procedures are put in place to monitor and manage risk.

m)	Reviewing policies and processes, as recommended by the Company’s Audit Committee, to ensure that the Company’s internal control and management information systems are operating properly.

n)	Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

o)	Approving the Company’s code of business ethics, which includes a communications policy for the Company, and monitoring its application.

p)	Assessing the contribution of the Board, committees including each director annually, and planning for succession of the Board.

q)	Arranging formal orientation programs for new directors, where appropriate.

Other Mandates

Individual Director Mandate – The Board has adopted a set of guidelines for individual directors which set forth the expectations and responsibilities of each director. The guidelines prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations, regularly attend and prepare for Board and committee meetings and comply with the policies and guidelines established for the Company.

Chair of the Board – The Board adopted a written mandate on May 13, 2014, whereby the Board has developed specific responsibilities for the chair of the Board. The fundamental responsibility of the chair of the Board is to ensure that the responsibilities of the Board are well understood by both the Board and management, the boundaries between the Board and management are clearly understood and respected, and the Board carries out its responsibilities effectively. The Board requires the chair of the Board, among other things to ensure: (i) that the Board is properly organized, functions effectively, independent of management and meets its obligations and responsibilities, including those relating to corporate governance matters; (ii) liaise with the CEO to promote open and effective relations between management and the Board; and (iii) work with the Corporate Governance and Nomination committee in (a) assessing the effectiveness of the Board, its committees and the contribution of its members, (b) developing strategic criteria for director recruitment and succession planning, (c) and preparing an annual slate of directors to be nominated for election to the Board at the annual meeting of shareholders.

Chair of the Audit Committee – The Board adopted a written mandate on May 13, 2014, whereby the Board has developed specific responsibilities for the audit committee chair (“audit chair”) of the Company.  The fundamental responsibility of the audit chair is to ensure that the audit committee executes its mandate to the satisfaction of the Board.  The Board requires the audit chair, among other things to ensure: (i) maintain a direct and personal line of communication with the external auditors in a manner to ensure their full independence with management and cooperate with the external auditors to find the best process to address any concern that they may have regarding the affairs of the Company; (ii) Maintain a confidential open line of communication for the directors, officers and employees for reporting any violations of laws, governmental regulations or the Company’s Code of Business Conduct and Ethics and to investigate any reported violations to determine the appropriate response including corrective action and preventive measures; and (iii) direct the committee’s meetings in a manner that facilitates the exchange of constructive and objective points of view and opinions, that encourages all audit committee members to participate and that is conducive to good decision-making ensuring that there are private sessions that allow the audit committee to meet with the external auditors separately from management and vice-versa.

Chair of Board Committees – The Board adopted a written mandate on May 13, 2014, whereby the Board has developed specific responsibilities for the chair of any board committee (“committee chair”) other than the audit committee chair who has a specific mandate as outlined above.  The fundamental responsibility of the committee chair is to ensure that the committee executes its mandate to the satisfaction of the Board.  The Board requires the committee chair, among other things to ensure: (i) prepare the committee meetings’ agendas to ensure that all tasks of the committee are covered in a timely fashion and that each topic is documented in a manner that allows the making of informed recommendations to the Board; (ii) direct the committee’s meetings in a manner that facilitates the exchange of constructive and objective points of view and opinions, that encourages all committee members to participate and that is conducive to good decision-making; and (iii) maintain a close liaison with the chairman of the Board and cooperate with him on any issue facing the committee or any special request he might have.

Chief Executive Officer – The Board adopted a written mandate on May 13, 2014, whereby the Board has developed specific responsibilities for the CEO. The CEO’s primary role is to manage the Company in an effective, efficient and forward-looking way and to fulfill the priorities, goals and objectives determined by the Board in the context of the Company’s strategic plans, budgets and responsibilities and in compliance with the Company’s corporate governance guidelines and Code of Business Ethics, with a view to preserving and increasing Corporate and Stakeholder value. The CEO is responsible to the Board and acts as the liaison between management and the Board. The Board requires the CEO, among other things to: (i) manage the operations of the Company; (ii) oversee the senior management of the Company; and (iii) promote high ethical standards throughout the organization and good corporate governance.

Orientation and Continuing Education

New directors are provided with comprehensive materials with respect to the Company, as well as being given full access to the Company’s datasite, oriented on relevant corporate issues including short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. Directors also get regular geologic reviews of the Company’s projects and visits to the Company’s material properties are scheduled when feasible. When a new director comes aboard, they will have the opportunity to become familiar with the Company by meeting with the other directors, officers and employees of the Company.  As each director has a different skillset and professional background, orientation and training activities will be tailored to the particular needs of each director.  The Governance and Nomination Committee reviews, approves and reports to the Board on the orientation process for new directors.

Based on its annual survey of skills of the incumbent directors and its annual assessment of additional capacities needed on the Board, the Corporate Governance and Nomination Committee believes that the Board is appropriate for the Company’s needs.  While a formal continuing education process is not currently required directors are encouraged to obtain director accreditation and to attend relevant courses at the expense of the Company.  By using a board of directors composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently.  The Governance and Nomination Committee will review, approve and report to the Board on plans for the ongoing development of existing board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current. The Governance and Nomination Committee is currently in the process of scheduling the ICSA Director Accreditation Program for the Board to attend later this year with a view to having the majority of the Board accredited.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Company which sets out the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing.  Compliance with the Code is mandatory for every director, officer and employee of the Company and any of its subsidiaries.  Each director, officer and employee verifies that he or she has reviewed and understands the Code and will abide by its terms. A copy of the Code is available on the Company’s website at www.magsilver.com or may be obtained under the Company’s profile on SEDAR at www.sedar.com.

The Company’s Board and Audit Committee monitor compliance with the Code. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code.  In addition to responding to any complaints or violations reported directly to board members, the Audit Committee Chairman makes periodic inquiries of Company management as to issues related to compliance with Code requirements.  In addition, in the course of regular business and operations updates provided by Company management to the Board, there are opportunities to discuss any compliance issues.

As required under the Business Corporations Act (British Columbia) and the Company’s Articles:

•
A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•
A director who holds a disclosable interest (as that term is used in the Business Corporations Act (British Columbia)) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

In order to ensure a culture of ethical business conduct, the Board seeks directors who have solid track records in areas ranging from law and finance to exploration and mining.  Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters.  Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any board discussion with respect to that contract or transaction.  In addition, the Code requires all directors to obtain specific permission of the Governance and Nomination Committee prior to any involvement in activities that create or give the appearance of a conflict of interest.

Nomination of Directors

All of the Company’s directors are involved in the search for candidates to fill Board vacancies as and when they arise.  A candidate for nomination should have direct experience in the mining business and significant public company experience and must not have a significant conflicting public company association.

The Board has established a Governance and Nomination Committee which is currently composed entirely of three independent directors Peter Barnes (Chair), Eric Carlson and Jonathan Rubenstein.  Following the Meeting, the Governance and Nomination Committee will recommend to the Board an independent director to replace Mr. Carlson on the Governance and Nomination Committee. The Governance and Nomination Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become board and board committee members, and recommending to the Board director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices.

In addition to its nomination function, the Governance and Nomination Committee is responsible for providing the Board with recommendations relating to corporate governance in general, including, without limitation: (a) all matters relating to the stewardship role of the Board in respect of the management of the Corporation; (b) board size and composition, including the candidate selection process and the orientation of new members; and (c) such procedures as may be necessary to allow the Board to function independently of management.  The Governance and Nomination Committee meets at least once per year.

The Company has strong anti-discrimination policies which are fundamental to the Company’s operations.  The Governance and Nomination committee supports diversity, including gender diversity, in the boardroom and in its succession planning efforts endeavors to actively seek out highly qualified women and individuals from minority groups to include in the pool from which board nominees are chosen.  The Company supports women holding senior executive positions, as evidenced by Ms. Harris’ seven year tenure as Corporate Secretary (an officer) of the Company.  Senior executive and board candidates are chosen based on the skillset and experience required by the Company at the time of hire and/or nomination.

Compensation

The Board has appointed a Compensation Committee composed entirely of three independent directors: Richard Colterjohn (Chair), Eric Carlson and Richard Clark.  Following the Meeting, the Governance and Nomination Committee will recommend to the Board an independent director to replace Mr. Carlson on the Compensation Committee. The Compensation Committee’s primary responsibility is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee meets at a minimum annually (or as required) to review and recommend the remuneration for the upcoming year, for Board approval.

On an on-going basis, the Board in consultation with the Compensation Committee reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development.  The Company’s Compensation Committee reviews and recommends to the Board for approval of the general compensation philosophy and guidelines for all directors and executive officers, including the CEO.  These recommendations include short and long term incentive plan designs and remuneration levels.

The Compensation Committee often engages independent executive compensation consulting firms specializing in executive and board of director compensation reviews.  In 2008, the Compensation Committee retained Roger Gurr & Associates to perform an analysis of compensation and employment agreements of executives of peer group companies.  In each of 2010, 2012, 2013 and 2014, the Compensation Committee has engaged Lane Caputo.  Lane Caputo has worked with the Compensation Committee to assemble a comparable industry peer group in each engagement, and has undertaken a comparative compensation analysis of the peer group, including director compensation, and reported back to the Compensation Committee with an Executive Compensation Report.

Audit Committee

The Audit Committee is comprised of three independent directors: Derek White (Chair), Peter Barnes and Richard Colterjohn.  Each member of the Audit Committee is considered to be independent and financially literate in accordance with NI 52-110.  The Audit Committee is responsible for assisting the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the Company’s annual and quarterly financial statements.

Audit committee information, as required under NI 52-110, is contained in the Company’s Annual Information Form dated March 27, 2014 under the heading “Audit Committee”.  Audit Committee information includes the charter, committee composition, relevant education and experience, audit committee oversight, pre-approval policies and procedures, and fees paid to the external auditor.  The Company’s Annual Information Form for the year ended December 31, 2013 is available under the Company’s profile on SEDAR at www.sedar.com.  A copy of the Company’s Annual Information Form will be provided to any shareholder of the Company without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

Other Board Committees

In addition to the Audit Committee, Compensation Committee and Governance and Nomination Committee, the Board has established a Disclosure Committee and a Finance Committee.  A Special Committee was disbanded in May 2013, as noted below.

Disclosure Committee

The Disclosure Committee  is comprised of the Chief Executive Officer, the Chief Financial Officer and one independent director together with such other persons as they may delegate from time to time: George Paspalas (Chair), Larry Taddei, Rick Clark and Peter Megaw.  The primary objective of this operational committee is to ensure the Company and all applicable persons meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all material information, ensuring that all applicable persons understand their obligations to preserve the confidentiality of undisclosed material information and ensuring that all appropriate parties who have undisclosed material information know they are prohibited from insider trading and tipping under applicable law, stock exchange rules and the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy.

The Special Committee

The Special Committee was comprised of Richard Colterjohn (Chairman), Jonathan Rubenstein, Frank Hallam and Richard Clark.  The primary objective of this committee was to review and analyze strategic business alternatives and potential transactions for the Company as well as corporate risks, and to make recommendations to the Board respecting such matters.  The Special Committee was disbanded effective May 2013 as the Board determined that consideration of these matters should be the responsibility of the full Board.

The Finance Committee

The Finance Committee is comprised of two independent directors together with such other persons as they may delegate from time to time: Peter Barnes (Chair), Richard Colterjohn and Frank Hallam. The is a non-standing Board appointed committee with the primary objective of providing the Board with recommendations relating to future financing structures which should be considered by the Company.

Assessments

The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness and contribution of the Board and its members and its committees and their charters.  The Governance and Nomination Committee is also responsible for reviewing on an annual basis: (i) the performance of individual directors, the Board as a whole, and committees of the Board; (ii) the performance evaluation of the chair of each board committee; (iii) the performance evaluation of the CEO, including performance against corporate objectives; and (iv) the range of capabilities represented on the Board as well as those needed for proper board function.  As part of the review process, the Governance and Nomination Committee periodically meets with individual board members to discuss with each director the effectiveness of the Board, its committees and its members.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

Other than routine indebtedness, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Peter Megaw, Director

Dr. Peter Megaw, of Arizona, USA, became a member of the Board on February 6, 2006. Dr. Megaw is also a principal of Minera Bugambilias, S.A. de C.V. (“Bugambilias”) and Minera Coralillo, S.A. de C.V. (“Coralillo”). The Company acquired the mineral claims of the Batopilas property in 2005 from Bugambilias and Bugambilias has retained a NSR royalty interest in that property. The Company acquired the mineral claims of the Guigui property in 2002 from Coralillo and Coralillo has retained a NSR royalty interest in that property. Dr. Megaw is also a principal of IMDEX/Cascabel.  The Company is also obligated to pay a 2.5% NSR royalty on the Cinco de Mayo Property to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property from Cascabel.  Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates. During the year ended December 31, 2013, the Company accrued or paid Cascabel and IMDEX the following amounts under the Field Services Agreement between the parties:

	Cascabel & IMDEX	IMDEX related to Dr. Megaw	Year Ended 2013

General consulting, travel and administration fees	$170,201	$145,461	$315,662
Exploration management, field costs and cost reimbursements (at cost + 10%) - MAG properties (1)	2,024,027	136,023	2,160,050
	$2,194,228	$281,484	$2,475,712
Note: (1) Does not include drilling and assays, which are contracted out independently from Cascabel & IMDEX.

The Field Services Agreement sets out the professional services to be performed by Cascabel and IMDEX, and the remuneration for such services.  Services include but are not limited to consultation and advice on the Company’s exploration program and furnishing all labor, supervision, materials, tools, equipment and additional personnel when deemed necessary.  The services provided do not include drilling and assay work, and a significant portion of the expenditures incurred by Cascabel and IMDEX are on behalf of the Company are charged on a “cost + 10%” basis, in line with industry standards. The Field Services Agreement is renewed annually and is reviewed regularly by independent members of the Board.  The Company has determined that the rates charged by Cascabel and IMDEX are market competitive and that the services provided under the agreement have been beneficial to the Company.

Within the Field Services Agreement between the MAG and Cascabel/IMDEX, a ‘Right of First Refusal’ has been granted to MAG for any silver properties Cascabel/IMDEX may come across.  As part of this agreement, Cascabel/IMDEX have agreed to grant MAG the right of first refusal to examine all silver properties currently in their control, or brought to their attention by others.  MAG, and solely at MAG’S discretion, may lease, option, purchase, joint venture or otherwise acquire an interest in such silver properties as may be known or offered by Cascabel/IMDEX to MAG.  In recognition of the work carried out by Cascabel/IMDEX to introduce such properties to MAG, a reasonably negotiated Finders Fee may be payable by MAG on any new property of merit.

Dr. Megaw is not standing for re-election to the Board – see “Election of Directors” above.

Dan MacInnis, Director

Upon the retirement of Dan MacInnis as President & Chief Executive Officer, on October 15, 2013, the Company entered into a consulting contract with a private company controlled by Mr. MacInnis, to which it paid consulting fees of $114,215 in the year ended December 31, 2013.  The consulting contract expires on December 31, 2014, and provides Mr. MacInnis with certain benefits in the event of early termination or change of control - see “Termination and Change of Control Benefits” above.

Mr. MacInnis remains as a member of the Board and is standing for re-election to the Board – see “Election of Directors” above.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all Shareholders in the capital of the Company.

ADDITIONAL INFORMATION

A copy of this Information Circular has been sent to each director of the Company, each Shareholder entitled to receive notice of, and to vote at, the Meeting and to the auditors of the Company.

Additional information relating to the Company and its business activities is available under the Company’s profile on the SEDAR website at www.sedar.com.

The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year.  The Company’s audited financial statements for the period ended December 31, 2013 and related management discussion and analysis may be viewed on the SEDAR website noted above. To request copies of the Company’s audited financial statements and related management discussion and analysis, please contact the Company at Suite 770 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone (604) 630-1399, facsimile (604) 681-0894, e-mail info@magsilver.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto, to the Company’s auditors and to the appropriate regulatory agencies has been authorized by the Board.

DATED as of the 20th day of May, 2014.

BY ORDER OF THE BOARD OF DIRECTORS OF

MAG Silver Corp.
/s/ “George Paspalas”
George Paspalas
President and Chief Executive Officer

APPENDIX A

MAG SILVER CORP.

SECOND AMENDED AND RESTATED STOCK OPTION PLAN (2014)

Effective May 13, 2014

ARTICLE 1.
PURPOSE OF THE PLAN

The purpose of the Plan is to provide key Employees and Directors of the Company and its Subsidiaries and Consultants with compensation opportunities that will reward the creation of shareholder value over the long-term and enhance the Company's ability to attract, retain and motivate key personnel and reward significant performance achievements.

ARTICLE 2.
INTERPRETATION

2.1	Definitions

Where used herein, the following terms shall have the following meanings, respectively:

"Associate" means, where used to indicate a relationship with any person:

(a)	any relative, including the spouse of that person or a relative of that person's spouse, where the relative has the same home as the person;

(b)	any partner, other than a limited partner, of that person;

(c)	any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity; and

(d)
any corporation of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company.

"Blackout Period" means a period during which an Option Holder is to refrain from trading in the Company's securities pursuant to a restriction imposed by the Company on all or any of its Employees, insiders or persons in a "special relationship" (as defined in the Securities Act) with the Company;

"Board" means the board of directors of the Company;

"Business Day" means any day, other than a Saturday or Sunday, on which the principal organized trading facility on which the Shares are listed, which as of the date hereof is the TSX, is open for trading;

"Change of Control" shall have the meaning attributed thereto in Section 9.2;

"Code" means the Internal Revenue Code of 1986, as amended;

"Committee" shall have the meaning attributed thereto in Section 3.1;

"Company" means MAG Silver Corp. and includes any successor corporation thereof;

"Consultant" means an individual who:

(a)
is engaged to provide, on an ongoing bona fide basis, consulting, technical, management, investor relations or other services to the Company or any Subsidiary other than services provided in relation to a "distribution" (as that term is described in the Securities Act);

(b)	provides the services under a written contract between the Company or any Subsidiary and the individual or a Consultant Entity (as defined below);

(c)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Subsidiary; and

(d)	has a working relationship to provide services to the Company or any Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company,

and includes a corporation of which the individual is an employee or shareholder or a partnership of which the individual is an employee or partner (a "Consultant Entity").

“Director” means any director of the Company or any Subsidiary;

"Disability" means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than twelve months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability;

"Effective Date" means May 13, 2014 or such later date that this Plan has received the requisite approval of shareholders at a duly called meeting of the shareholders of the Company;

"Eligible Person" means any Director, Employee or Consultant;

"Employee" means:

(i)
an individual who works full-time or part-time for the Company or any Subsidiary and such other individuals as may, from time to time, be permitted by Regulatory Rules to be granted Options as employees or as an equivalent thereto; or

(ii)
an individual who works for the Company or any Subsidiary either full- time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, but for whom income tax deductions are not made at source, and includes a corporation wholly-owned by such individual;

"Exercise Period" means the period of time during which an Option granted under this Plan may be exercised;

"Grant Date" means, for any Option, the date specified by the Committee at the time it grants the Option (which cannot be earlier than the date on which the Option was granted) or, if no such date is specified, the date on which the Option was granted;

"insider" means:

(a)	an "insider" as that term is defined in TSX policies relating to share compensation arrangements; and

(b)	an Associate of any person who is an insider by virtue of paragraph (a) above;

"ISO" or an Incentive Stock Option means an Option granted to a U.S. Option Holder in accordance with the terms of Section 422 of the U.S. Internal Revenue Code of 1986, as amended;

"Market Price" in respect of Shares means:

(a)	if the Shares are listed on one organized trading facility, the closing trading price of the Shares on the Business Day immediately preceding the relevant date;

(b)
if the Shares are listed on more than one organized trading facility, the Market Price as determined in accordance with paragraph (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)
if the Shares did not trade on the Business Day prior to the Grant Date, the average of the bid and ask prices in respect of such Shares at the close of trading on such date on the primary organized trading facility on which the Shares are listed; and

(d)
if the Shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including recent sale and offer prices of the Shares in private transactions negotiated at arms' length, provided that the Market Price shall in no event be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question;

"NSO" or a Non-Qualified Stock Option means an Option that does not meet the requirements of Code Section 422 and is not an ISO;

"Option" means an option to purchase Shares granted under the Plan;

"Option Document" means an agreement, certificate or other type of form of document or documentation approved by the Committee which sets forth the terms and conditions of an Option; such document or documentation may be in written, electronic or other media, may be limited to a notation on the books and records of the Company and, unless the Committee requires otherwise, need not be signed by a representative of the Company or the Option Holder;

"Option Holder" means a person to whom an Option has been granted;

"Option Price" means the price per share at which Shares may be purchased under any Option, as the same may be adjusted from time to time in accordance with Section 9.1;

"Parent" means a corporation that owns 50% or more of the total combined voting power of all classes of stock of the Company;

"Plan" means this second amended and restated stock option plan, as the same may be further amended and restated, amended or varied from time to time;

"Post-Blackout Period Price" means the Market Price of the Shares on the first Business Day following the date on which the relevant Blackout Period has expired;

"Regulatory Approvals" means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Options granted from time to time hereunder;

"Regulatory Authorities" means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options granted from time to time hereunder;

"Regulatory Rules" means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Options granted from time to time hereunder including those of the applicable Regulatory Authorities;

"Securities Act" means the Securities Act (British Columbia), RSBC 1996, c.418, as from time to time amended;

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, share unit plan, deferred share unit plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise, but excludes any options, Shares, share units, deferred share units or award involving the issuance or potential issuance of Shares granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual;

"Shares" means the common shares of the Company or, in the event of an adjustment contemplated by Section 9.1, such other shares or securities to which an Option Holder may be entitled upon the exercise of an Option as a result of such adjustment;

"Subsidiary" means any body corporate which is a "subsidiary" as such term is defined in the Business Corporations Act (British Columbia), as the same may be amended from time to time;

"Termination Date" means:

(a)
in the case of any Option Holder that is an Employee whose employment or term of office with the Company or a Subsidiary terminates in the circumstances set out in Section 7.2 or 7.3, the date that is designated by the Company or the Subsidiary in an oral or written notice of termination, as the case may be, as the last day of the Option Holder's employment or term of office with the Company or Subsidiary or, in the case of voluntary resignation, the effective date of resignation; provided that "Termination Date" specifically does not mean the date of expiry of any period in respect  of which the Company or the Subsidiary, as the case may be, may elect or be required by law to provide pay in lieu of notice to the Option Holder; and

(b)
in the case of a Consultant whose consulting agreement or arrangement with the Company or a Subsidiary, as the case may be, terminates in the circumstances set out in Section 7.4 or 7.5, the date that is designated by the Company or the Subsidiary as the date on which the Option Holder's consulting agreement or arrangement is terminated; provided that "Termination Date" specifically does not mean the date of expiry of any period of notice of termination that the Company or the Subsidiary may be required to provide to the Option Holder under the terms of the consulting agreement or for which the Company or the Subsidiary has elected to provide compensation in lieu of notice;

"TSX" means The Toronto Stock Exchange; and

"TSX Company Manual" means the Company Manual of the TSX, as amended from time to time, including such staff notices of the TSX from time to time which may supplement the same.

2.2	Construction

In this Plan, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Plan into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan;

(b)	the terms, "this Plan", "herein", "hereby", "hereof" and "hereunder" and similar expressions refer to this Plan and not to any particular article, section or other portion hereof;

(c)	references to Articles and Sections are to the specified articles and sections of this Plan;

(d)	words importing the singular include the plural and vice versa and words importing any gender shall include the masculine, feminine and neutral genders;

(e)
the words "includes" and "including", when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f)
where the Board has revoked any of the powers conferred on the Committee under this Plan as permitted by Section 3.2, any reference to the Committee shall, where necessary, be deemed to refer to the Board and/or such committee of the Board to which all or any of the powers of the Board have been delegated;

(g)
whenever the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Committee or, if such discretion has been revoked by the Board pursuant to Section 3.2, the Board or such other committee as determined by the Board; and

(h)	unless otherwise specified, all references to money amounts are to Canadian currency.

ARTICLE 3.
ADMINISTRATION OF THE PLAN
3.1	Administration

Subject to Section 3.2, this Plan will be administered by the compensation committee of the Board (the "Committee") and the Committee has sole and complete authority, in its discretion, to:

(a)	determine the persons (from among the Eligible Persons) to whom Options may be granted;

(b)	grant Options in such amounts and, subject to the provisions of this Plan, on such terms and conditions as it determines including:

(i)	the time or times at which Options may be granted;

(ii)	the Option Price;

(iii)	the time or times when each Option becomes exercisable and the duration of the Exercise Period;

(iv)	any additional performance-related or other requirements for the exercise of Options;

(v)	whether restrictions or limitations are to be imposed on the Shares and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or waiver of termination regarding any Option, based on such factors as the Committee may determine;

(c)	to determine the nature and extent of any adjustment(s) to be made to Options pursuant to Section 9.1;

(d)	interpret this Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan; and

(e)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

The Committee's determinations and actions within its authority under this Plan are conclusive and binding on the Company and all other persons.  The day-to-day administration of this Plan may be delegated to such officers, Employees and agents of the Company or its Subsidiaries as the Committee determines.  The Committee may also appoint or engage a trustee, custodian or administrator to administer or implement this Plan.

3.2	Authority of the Board

The Board may revoke the Committee's authority hereunder at any time in the Board's sole and absolute discretion and, in such event, the Board may exercise the powers, and/or delegate to such other committee of the Board as the Board considers appropriate, all or any of the powers, conferred on the Committee under this Plan.  In such event, the Board and/or the committee to which the Board has delegated such powers, will exercise the powers conferred on the Committee under this Plan.  Any decision made or action taken by the Board and/or any committee to which the Board has delegated its powers hereunder arising out of or in connection with the administration or interpretation of this Plan in this context will be final and conclusive.

ARTICLE 4.
SHARES SUBJECT TO THE PLAN

4.1	Total Number of Shares

Subject to adjustment as provided for in Section 9.1 hereof, the maximum number of Shares that may be issued or issuable under the Plan shall be a number equal to 8% of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that the number of Shares issued or issuable under all Share Compensation Arrangements shall not exceed 8% of the number of issued and outstanding Shares on a non-diluted basis.

4.2	Fractional Shares

No fractional shares shall be issued upon the exercise of any Option and, if as a result of any adjustment, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

ARTICLE 5.
ELIGIBILITY, GRANT AND TERMS OF OPTIONS

5.1	Eligible Persons

Subject to the provisions of the Plan, Options may only be granted to Eligible Persons.

5.2	General

Subject to the other provisions of this Article 5, the Committee shall determine the number of Shares subject to each Option, the Option Price, the expiry date, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option; provided, however, that if no specific determination is made by the Committee with respect to the expiry date, the period during which an Option shall be exercisable shall be five years from the date the Option is granted to the Option Holder.  Without limiting the generality of the foregoing, Options may be granted by the Committee from time to time in accordance with this Article 5 during a Blackout Period, provided that in no event shall such Options be exercisable until after the Option Price applicable to such Options is fixed by the Committee in accordance with Section 5.3.

5.3	Option Price

The Option Price shall in no circumstances be lower than the Market Price of the Shares at the Grant Date. No grant of Options shall be made during a Blackout Period, except where the Blackout Period has continued for at least three months prior to the Grant Date and the Committee has determined that such grant of Options is necessary to achieve the purposes of this Plan.  If the Committee grants Options during a Black-Out Period, the Option Price fixed by the Committee on Shares which are the subject of such Options shall be equal to the greater of (i) the Market Price of the Shares at the date of the grant of the Options, and (ii) the Post-Blackout Period Price following the end of such Blackout Period.

5.4	Term of Option

Subject only to Section 5.5, in no event may the term of an Option exceed five years from the Grant Date.

5.5	Extension of Term for Options Expiring During Blackout Periods

Notwithstanding anything else contained herein, if the term of an Option held by an Option Holder expires during or within 10 Business Days of the expiration of a Blackout Period applicable to such Option Holder, then the term of such Option or the unexercised portion thereof, as applicable, shall be extended to the close of business on the tenth Business Day following the expiration of the Blackout Period.

5.6	Exercise Period

Options will vest and be exercisable in the manner determined by the Committee and specified in the applicable Option Document.  Subject to Section 9.2, once an Option becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Committee in connection with the grant of such Option or at the time of an accelerated vesting.  Each Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable.  Notwithstanding anything else contained herein, Options may not be exercised during a Blackout Period unless the Committee determines otherwise.

The Committee may elect, at any time, to accelerate the vesting schedule of one or more Options and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Option Holder under Section 10.2 of this Plan.

5.7	No Repricing

Subject to Section 9.1, in no event may outstanding Options granted under this Plan be repriced.

5.8	Additional Limits

(a)
Notwithstanding any other provision of this Plan or any agreement relating to Options, no Options shall be granted under this Plan if, together with any other Share Compensation Arrangement established or maintained by the Company, such grant of Options could result, at any time, in the aggregate number of Shares (i) issued to insiders, within any one-year period and (ii) issuable to insiders, at any time, exceeding 10% of the issued and outstanding Shares on a non-diluted basis.  Any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of this Plan, be included (and not excluded) in determining whether any grant of Options might exceed the limitations set out in this Section 5.8(a).

(b)	The equity award value (based on grant date fair value) of any grant of Options to non-Employee Directors under the Plan shall not exceed $100,000 to each non-Employee Director per year.

5.9	Option Documents

All grants of Options will be evidenced by Option Documents.   Such Option Documents will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Committee may direct.  By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms of this Plan.  In the event of conflict between the terms of an Option Document and the terms of this Plan, the terms of this Plan shall prevail and the Option Document shall be deemed to have been amended accordingly.

5.10	ISOs

ISOs shall be granted only to an individual who is an Employee of the Company or a Subsidiary or related company and shall be subject to the following special limitations required by Section 422 of the Code, and any contrary provisions of this Plan shall be disregarded:

(a)
Maximum Number of Shares for ISOs.  Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for ISOs is 700,000, subject to adjustment pursuant to Section 9.1 of this Plan and subject to the provisions of Sections 422 and 424 of the Code.

(b)	Grant of ISOs. All ISOs granted under the terms of this Plan shall be granted by March 30, 2017.

(c)
Limitation on Amount of Grants.  As to all ISOs granted under the terms of this Plan, to the extent that the aggregate fair market value of the Shares (determined at the time the ISO is granted) with respect to which ISOs are exercisable for the first time by the Option Holder during any calendar year (under this Plan and all other ISO plans of the Company, a related corporation or a predecessor corporation) exceeds US$100,000, such options shall be treated as NSOs.  The previous sentence shall not apply if the Internal Revenue Service issues a public rule, issues a private ruling to the Company, any Option Holder or any legatee, personal representative or distributee of an Option Holder or issues regulations changing or eliminating such annual limit.  No such limitation shall apply to NSOs.

(d)
Grants to Ten Percent Shareholders.  ISOs may be granted to a person owning more than 10% of the total combined voting power of all classes of shares of the Company and any Parent or Subsidiary only if (i) the exercise price is at least 110% of the fair market value (determined in accordance with section 422 of the Code) of the stock at the time of grant, and (ii) the option is not exercisable after the expiration of five years from the date of grant.

(e)
Notice of Disposition.  The Committee may require an Option Holder to give the Company prompt notice of any disposition of Shares acquired by exercise of an ISO prior to the expiration of two years after the date of the grant of the option and one year from the date of exercise.  In such case, the Option Holder will be treated for U.S. income tax purposes as having received ordinary income at the time of such disposition in an amount generally measured by the difference between the price paid for the Shares and the lesser of the fair market value of the Shares at the date of the exercise or the amount realized on disposition of the shares.

(f)
Shareholder Approval.  No Options granted under this Plan will be considered ISOs unless this Plan has been approved by the shareholders of the Company within twelve months before or after the date such Plan has been adopted by the Committee.

5.11           One-Time Grants

Notwithstanding any other provision hereunder, at the discretion of the Board, non- Employee directors may receive a grant of Options under the Plan upon such non-Employee Director’s first election or appointment to the Board provided that the equity award value (based on grant date fair value) in connection with such grant of Options may not, when combined with any Shares issuable to such non-Employee Director under any other Share Compensation Arrangement, have an aggregate equity award value in excess of $150,000.

ARTICLE 6.
TRANSFERABILITY

6.1	Transferability

An Option is personal to the Option Holder and is non-assignable and non- transferable.  No Option granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option Holder, whether voluntarily or by operation of law, otherwise than by testate succession, will or the laws of descent and distribution, and any attempt to do so will cause such Option to terminate and be null and void.  During the lifetime of the Option Holder, an Option shall be exercisable only by the Option Holder and, upon the death of an Option Holder, the person to whom the rights shall have passed by testate succession or by the laws of descent and distribution may exercise any Option in accordance with the provisions of Section 7.2(b) or 7.4(b), as applicable.

ARTICLE 7.
TERMINATION OF EMPLOYMENT OR SERVICES; DEATH AND DISABILITY

7.1	General

An Option, and all rights to purchase Shares pursuant thereto, granted to an Eligible Person shall expire and terminate immediately upon the Option Holder ceasing to be an Eligible Person, other than in the circumstances referred to in Sections 7.2, 7.3 and 7.4.

7.2	Termination of Employment or Term of Office

If, before the expiry of an Option in accordance with its terms, the employment or term of office of an Option Holder that is an Employee terminates for any reason whatsoever other than termination by the Company or the Subsidiary for cause (for this purpose, as determined by the Committee in its discretion), but including (i) the termination by the Company or Subsidiary without cause; or (ii) the voluntary resignation by the Option Holder; or (iii) the termination of employment or term of office by reason of the death or Disability of the Option Holder, the Options held by such former Employee that are exercisable at the Termination Date continue to be exercisable by the Option Holder as follows:

(a)
if the Option Holder is alive, at any time during the 90-day period immediately following the Termination Date, but in no event beyond the expiration date of such Options and only to the extent that such Options were vested and exercisable as of the Termination Date; or

(b)
if the Option Holder is deceased, by the legal representative(s) of the estate of the Option Holder at any time during the twelve-month period immediately following the date of death, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of death; or

(c)
if the Option Holder's employment or term of office ceases as a result of the Disability of such Option Holder, by the Option Holder or his or her legal representative(s) at any time during the twelve-month period immediately following the Termination Date, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of determination of Disability.

Notwithstanding the foregoing, the Committee shall have the discretion to extend any of the periods set forth at (a) through (c) above; provided, however, that in the case of an ISO, any such extension shall be subject to the limitations of Section 422 of the Code.  Unless otherwise determined by the Committee in its discretion, any Options held by the Option Holder that are not exercisable at the Termination Date immediately expire and are cancelled on the Termination Date.

7.3	Termination of Employment or Term of Office for Cause

Where, in the case of an Option Holder that is an Employee, an Option Holder's employment or term of office is terminated by the Company or any Subsidiary for cause (for this purpose, as determined by the Committee in its discretion), then any Options held by the Option Holder, whether or not exercisable at the Termination Date, shall immediately expire and be cancelled on such Termination Date, unless otherwise determined by the Committee in its discretion.

7.4	Termination of Consulting Services

If, before the expiry of any Option in accordance with the terms hereof, a Consultant's agreement or arrangement terminates by reason of: (i) termination by the Company or any of its Subsidiaries for any reason whatsoever other than for breach or default of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant's consulting agreement or arrangement); or (ii) voluntary termination by the Consultant in accordance with the terms of the consulting agreement or arrangement; or (iii) the death or permanent disability of the Consultant, the Options held by the Consultant that are exercisable at the Termination Date continue to be exercisable by the Consultant as follows:

(a)
if the Consultant is alive, by the Consultant at any time during the 90-day period immediately following the Termination Date, but in no event beyond the expiration date of such Option and only to the extent such Options were vested and exercisable as of the Termination Date; or

(b)
if the Consultant is deceased, by the legal representative(s) of the estate of the Consultant Option Holder at any time during the twelve-month period immediately following the date of death, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of death; or

(c)
if the Consultant's agreement terminates or arrangement ceases as a result of the Disability of such Consultant, by the Consultant or his or her legal representative(s) at any time during the twelve-month period immediately following the Termination Date, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of determination of Disability.

Notwithstanding the foregoing, the Committee shall have the discretion to extend any of the periods set forth at (a) through (c) above.  Unless otherwise determined by the Committee in its discretion, any Options held by the Consultant that are not exercisable at the Termination Date immediately expire and are cancelled on the Termination Date.

7.5	Termination of Consulting for Cause

Where, in the case of a Consultant Option Holder, the Option Holder's consulting agreement or arrangement is terminated by the Company or any of its Subsidiaries for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant Option Holder's consulting agreement or arrangement and as determined by the Committee in its discretion), then any Options held by the Consultant Option Holder, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such Termination Date, unless otherwise determined by the Committee in its discretion.

7.6	Change of Employment or Services

Options shall not be affected by any change of employment or consulting arrangement within or among the Company or any one or more Subsidiaries or by an Option Holder ceasing to be an Employee or Consultant for so long as the Option Holder continues to be any of an Employee or Consultant; provided, however, that subject to Section 422 of the Code, such change may affect ISOs granted hereunder.

7.7	Deemed Non-Interruption of Engagement

Employment  or  engagement  by  the  Company shall  be  deemed  to  continue  intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Option Holder's right to re- employment or re-engagement by the Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Option Holder's re-employment or re- engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

ARTICLE 8.
EXERCISE OF OPTIONS

8.1	Exercise of Options

Subject to the provisions of the Plan and the provisions of the applicable Option Document, an Option that has vested and become exercisable in accordance with its terms may be exercised from time to time by delivery to the Company or its agent, as the Company may direct, of a written notice of exercise addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price for the Shares then being purchased. Payment shall be made by certified cheque or by such other means as is acceptable to the Chief Executive Officer or the Chief Financial Officer of the Company.  Upon actual receipt by the Company of such notice and of a certified cheque for, or other acceptable payment of, the aggregate Option Price, the number of Shares in respect of which the Option is exercised will within a reasonable period of time be duly issued as fully paid and non-assessable and the Option Holder exercising the Option, or such nominee as the Option Holder shall direct, shall be registered on the books of the Company as the holder of the number of Shares so issued.

8.2	Cashless Exercise

In lieu of paying the aggregate Option Price to purchase Shares as set forth in Section 8.1, the Committee may, in its sole and absolute discretion, permit an Option Holder to elect to receive, without payment of cash or other consideration except as required by Section 8.5, upon surrender of the applicable portion of a then vested and exercisable Option to the Company, that number of Shares, disregarding fractions, equal to the number obtained by dividing (a) the difference between the Market Price of one Share determined as of the date of delivery of the notice of exercise referred to in Section 8.1 and the Option Price, multiplied by the number of Shares in respect of which the Option would otherwise be exercised with payment of the aggregate Option Price, by (b) the Market Price of one Share determined as of the date of delivery of the notice of exercise referred to in Section 8.1 (a “Cashless Exercise”).

8.3	Regulatory Approval

Notwithstanding any of the provisions contained in the Plan or in any Option Document, the Company's obligation to issue Shares to an Option Holder or the legal representatives of its estate, as applicable, pursuant to the exercise of an Option shall be subject to:

(a)
completion of such registration or other qualifications of such Shares or obtaining approval of such Regulatory Authority as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on any stock exchange on which the Shares may then be listed; and

(c)
the receipt from the Option Holder or the legal representatives of its estate, as applicable, of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of any Regulatory Rule.

In connection with the foregoing, the Company shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Shares in compliance with any Regulatory Rules and for the listing of such Shares on any stock exchange on which the Shares are then listed.

8.4	Unvested Options

Except as expressly provided herein, no unvested Options may be exercised.

8.5	Taxes

Upon the exercise of an Option, the Option Holder shall make arrangements satisfactory to the Company regarding payment of any federal, state, provincial, local or other taxes of any kind required by law to be paid in connection with the exercise of the Option.  In addition, as a condition of and prior to participation in the Plan, each Option Holder authorizes the Company to withhold from any amount otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.  The Company shall also have the right in its sole discretion to satisfy any such liability for withholding or other required deduction amounts by requiring the Option Holder to complete a sale to a third party in respect of such number of Shares, which have been issued and would otherwise be delivered to the Option Holder under the Plan, and any amount payable from such sale will first be paid to the Company to satisfy any liability for withholding.  The Company may require an Option Holder, as a condition of participation in the Plan, to pay or reimburse the Company for any cost incurred by the Company as a result of the participation by the Option Holder in the Plan.

ARTICLE 9.
ADJUSTMENTS

9.1	Adjustments

Subject to any necessary Regulatory Approvals, appropriate adjustments in the number of Shares subject to this Plan, and as regards Options granted or to be granted, in the number of Shares which are subject to Options and in the Option Price, shall be made by the Committee in its discretion to give effect to adjustments in the number of Shares resulting from any subdivision, consolidation, reorganization or reclassification of the Shares, the payment of any stock dividend by the Company (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Company.  The Committee's determination of such adjustments shall be final, binding and conclusive for all purposes.

9.2	Change of Control

Notwithstanding anything else contained in this Plan, if the Company proposes to amalgamate, merge or consolidate with any other corporation (otherwise than pursuant to an internal corporate reorganization that would not affect control of the Company) or to liquidate, dissolve or wind-up, or in connection with any proposed sale or conveyance of all or substantially all of the property or assets of the Company or any proposed offer to acquire all of the outstanding Shares or any other proposed transaction involving the Company (in each case, a "Change  of  Control"), the Committee may, in its discretion, permit and authorize the accelerated vesting and early exercise of all or any portion of the then outstanding Options in connection with the completion of such Change of Control.  Whether or not the Committee determines to accelerate the vesting of any Options, the Company shall give written notice of any proposed Change of Control to each Option Holder.  Upon the giving of any such notice, Option Holders shall be entitled to exercise, at any time within the 14-day period following the giving of such notice and conditionally upon completion of the Change of Control, all or a portion of those Options granted to such Option Holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in connection with the completion of such Change of Control (subject to the extension of such 14-day period as the Committee may determine in its sole discretion, not to exceed the expiration of the Option).  Unless the Committee determines otherwise (in its discretion), upon the expiration of the notice period referred to above, all rights of the Option Holders to exercise any outstanding Options, whether vested or unvested, shall terminate and all such Options shall immediately expire and cease to have any further force or effect, subject to the completion of the relevant Change of Control.

ARTICLE 10.
APPROVALS AND AMENDMENT

10.1	Shareholder Approval of Plan

This Plan is subject to the approval of a majority of the votes cast at a meeting of the shareholders of the Company.  Any Options granted under this Plan prior to such time will not be exercisable or binding on the Company unless and until such shareholder approval is obtained.  If this Plan is not approved by the majority of the votes cast at a meeting of the shareholders of the Company, the Amended and Restated Stock Option Plan (2011) as amended and approved by shareholders of the Company on September 15, 2011 shall continue in full force and effect, unamended.

10.2	Amendment of Option or Plan

Subject to any required Regulatory Approvals and Section 10.3, the Committee may from time to time amend any existing Option or the Plan or the terms and conditions of any Option thereafter to be granted provided that where such amendment relates to an existing Option and it would, in the discretion of the Committee:

(a)	materially decrease the rights or benefits accruing to an Option Holder; or

(b)	materially increase the obligations of an Option Holder,

then, unless otherwise excepted out by a provision of this Plan, the Committee must also obtain the written consent of the Option Holder in question to such amendment.  For greater certainty, the rights and obligations under any Options that were granted prior to the Effective Date or any unexercised portion thereof shall not be adversely affected by the Plan or any amendment thereto.

10.3	Amendments by Committee and Amendments Requiring Shareholder Approval

(a)          Subject to Section 10.2, the Committee may amend, suspend, discontinue or terminate the Plan and any outstanding Option granted hereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Company, for any purpose whatsoever, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Company.  Examples of the types of amendments that are not material that the Committee is entitled to make without shareholder approval include, without limitation, the following:

(i)	ensuring continuing compliance with any Regulatory Rule;

(ii)
amendments of a "housekeeping" nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof;

(iii)	a change to provisions on transferability of Options for normal estate settlement purposes;

(iv)
a change in the process by which an Option Holder who wishes to exercise his or her Option can do so, including the required form of payment for the Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(v)
changing the vesting and exercise provisions of the Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Committee's discretion;

(vi)	changing the termination provisions of the Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option;

(vii)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Shares from the Plan reserve; and

(viii)
adding a conditional exercise feature which would give the Option Holders the ability to conditionally exercise in certain circumstances determined by the Committee, at its discretion, at any time up to a date determined by the Committee, at its discretion, all or a portion of those Options granted to such Option Holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in such circumstances.

(b)           Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements shall become effective until such approval is obtained.  Without limitation to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for the following matters, to the extent required by Regulatory Rules:

(i)	any amendment to the provisions of this Section 10.3 which is not an amendment within the nature of Section 10.3(a)(i) or Section 10.3(a)(ii);

(ii)	any increase in the maximum percentage of Shares issuable by the Company under the Plan (other than pursuant to Section 9.1);

(iii)	any reduction in the Option Price (other than pursuant to Section 9.1) or extension of the term of an Option beyond the original Exercise Period;

(iv)	any amendments to Section 5.7 to permit the repricing of Options;

(v)	the cancellation and reissue of any Option;

(vi)	any amendment to remove or exceed the limitations prescribed by Section 5.8 of the Plan; and

(vii)	any amendment to the provisions of the Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes,

provided that, in the case of an amendment referred to in Sections 10.3(b)(iii) and 10.3(b)(v), insiders of the Company who benefit from such amendment are not eligible to vote their Shares in respect of the approval.

(c)          For the purposes of this Section 10.3, an amendment does not include an accelerated expiry of an Option by reason of the fact that an Option Holder ceases to be an Employee or Consultant.

ARTICLE 11.

MISCELLANEOUS PROVISIONS

11.1	No Shareholder Rights

An Option Holder shall not have, and nothing in this Plan or any Option shall confer on any Option Holder, any of the rights and privileges of a shareholder, a potential shareholder, or a stakeholder of the Company, whether under common law, equitable principles, statutory provisions or otherwise, unless and until such Option has been exercised in accordance with the terms of this Plan (including tendering payment in full of the aggregate Option Price for the Shares in respect of which the Option is being exercised) and the Company has issued such Shares to the Option Holder.

11.2	No Additional Rights Offered

Participation in this Plan is entirely voluntary and not obligatory and nothing in this Plan or any Option shall confer on any Option Holder that is an Employee any right to continue in the employ of the Company or any of its Subsidiaries or affect in any way the right of the Company or any such Subsidiary to terminate his or her employment at any time; nor shall anything in this Plan or any Option Document be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any of its Subsidiaries to extend the employment of any Option Holder beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or any of its Subsidiaries or any present or future retirement policy of the Company or any of its Subsidiaries, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Company or any of its Subsidiaries.

Nothing in this Plan or any Option shall confer on any Consultant any right to continue to provide services to the Company or any of its Subsidiaries or affect in any way the right of the Company or any of its Subsidiaries to terminate at any time any agreement or contract with such Consultant; nor shall anything in this Plan or any Option be deemed to be or construed as an agreement, or an expression of intent, on the part of the Company or the Subsidiary to extend the time for the provision of services beyond the time specified in the contract with the Company or such Subsidiary.

11.3	Governing Law

This Plan and all Option Documents entered into pursuant to this Plan shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

APPENDIX B

MAG SILVER CORP.

SHARE UNIT PLAN

Effective May 13, 2014

ARTICLE 1.
PREAMBLE AND DEFINITIONS

1.1	Title

The Plan described in this document shall be called the "MAG Silver Corp. Share Unit Plan".

1.2	Purpose of the Plan

The purposes of the Plan are:

(a)	to promote a further alignment of interests between employees and the shareholders of the Company;

(b)	to associate a portion of employees' compensation with the returns achieved by shareholders of the Company; and

(c)	to attract and retain employees with the knowledge, experience and expertise required by the Company.

1.3	Definitions

"Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules.

"Beneficiary" means, subject to Applicable Law, an individual who has been designated by a Participant, in such form and manner as the Committee may determine, to receive benefits payable under the Plan upon the death of the Participant, or, where no such designation is validly in effect at the time of death, the Participant's legal representative.

"Black-Out Period" means a period during which a Participant is to refrain from trading in the Company's securities pursuant to a restriction imposed by the Company on all or any of its executives, employees, insiders or persons in a "special relationship" (as defined) with the Company.

"Board" means the Board of Directors of the Company.

"Business Day" means any day, other than a Saturday, Sunday or statutory holiday, on which the Stock Exchange is open for trading.

"Cause" in respect of a Participant who is an employee means "just cause" "or "cause" for Termination by the Company or a MAG Entity as determined under Applicable Law and, in respect of a Participant who is a consultant, means a material breach by the Participant of his or her consulting agreement with the Company or a MAG Entity, in either case, as determined by the Committee in good faith.

"Change of Control" means (i) an amalgamation, merger or consolidation of the Company with any other corporation (otherwise than pursuant to an internal corporate reorganization that would not affect control of the Company); (ii) the liquidation, dissolution or wind-up of the Company; (iii) the sale or conveyance of all or substantially all of the property or assets of the Company; (iv) the acquisition of shares, or the right to acquire shares, of the Company as a result of which any person or group would beneficially own shares entitling such person or group to cast more than 50% of the votes attaching to all shares in the capital of the Company, by way of an offer, an arrangement or otherwise; or (v) any other transaction the Board deems to be a Change of Control for the purposes of the Plan.

"Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

"Committee" means Compensation Committee of the Board, or such other the committee of the Board as is designated by the Board to administer the Plan from time to time.

"Company" means MAG Silver Corp., and any successor company whether by amalgamation, merger or otherwise.

"Director" means a member of the Board.

"Disability" means either:

(a)
a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than twelve months, and which causes an individual to be unable to engage in substantial gainful activity, or any other condition of impairment that Committee, acting reasonably, determines constitutes disability; or

(b)	where a Participant has a written employment agreement with the Company or a MAG Entity, "Disability" as defined in such employment agreement if applicable.

"Disability Date" means, in relation to a Participant, that date determined by the Committee to be the date on which the Participant experienced a Disability.

"Eligible Person" means an individual Employed by the Company or any MAG Entity who, by the nature of his/her position or job is, in the opinion of the Committee, in a position to contribute to the success of the Company.

"Employed" means, with respect to a Participant, that:

(a)
he/she is rendering services to the Company or a MAG Entity, including services as a consultant (within the meaning of NI 45-106, Prospectus and Registration Exemptions, issued by the Canadian Securities Administrators) , but excluding services as a Director; or

(b)
he/she is not actively rendering services to the Company or a MAG Entity due to an approved leave of absence, maternity or parental leave or leave on account of Disability (provided, in the case of a US Taxpayer, that the Participant has not incurred a "Separation From Service", within the meaning of Section 409A of the Code), and "Employment" has the corresponding meaning.

"Expiry Date" means, with respect to a Grant, the date identified as the "expiry date" in the Grant Agreement relating to such Grant, provided that where no expiry date is specified in a Grant Agreement for a Grant, the "Expiry Date" of such Grant shall be the fifth anniversary of the Grant Date.

"Grant" means a grant of Share Units made pursuant to Section 3.1.

"Grant Agreement" means an agreement between the Company and a Participant under which a Grant is made, as contemplated by Section 3.1, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan.

"Grant Date" means the effective date of a Grant, as specified by the Committee.

"Insider" means an "insider" as defined in the policies of the Toronto Stock Exchange relating to security-based compensation arrangements.

"MAG Entity" means any of the Company's subsidiaries, partnerships, trusts or other controlled entities and "MAG Entities" means all such entities collectively.

"Participant" has the meaning set forth in Section 3.2.

"Performance Period" means, with respect to PSUs, the period specified by the Committee for achievement of any applicable Performance Conditions as a condition to Vesting.

"Performance Conditions" means such financial, personal, operational or transaction-based performance criteria as may be determined by the Committee in respect of a Grant to any Participant or Participants and set out in a Grant Agreement. Performance Conditions may apply to the Company, a MAG Entity, the Company and MAG Entities as a whole, a business unit of the Company or group comprised of the Company and some MAG Entities or a group of MAG Entities, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years' results or to a designated comparator group, or otherwise, and may result in the percentage of Vested PSUs in a Grant exceeding 100% of the PSUs initially determined in respect of such Grant pursuant to Section 3.1(d).

"Plan" means this MAG Silver Corp. Share Unit Plan, including any schedules or appendices hereto, as may be amended from time to time.

"PSU" means a right, granted to a Participant in accordance with Article 3, to receive a Share, that generally becomes Vested, if at all, subject to the attainment of certain Performance Conditions and satisfaction of such other conditions to Vesting, if any, as may be determined by the Committee.

"RSU" means a right granted to a Participant in accordance with Article 3, to receive a Share, that generally becomes Vested, if at all, following a period of continuous Employment of the Participant with the Company or a MAG Entity.

"Share" means a common share of the Company and such other share as may be substituted for it as a result of amendments to the notice of articles of the Company, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share.

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, share unit plan, deferred share unit plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise, but excludes any options, Shares, share units, deferred share units or award involving the issuance or potential issuance of Shares granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual.

"Share Unit" means either an RSU or a PSU, as the context requires.

"Share Unit Account" has the meaning set out in Section 5.1.

"Stock Exchange" means the Toronto Stock Exchange and such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market.

"Stock Exchange Rules" means the applicable rules of any stock exchange upon which shares of the Company are listed.

"Termination" means (i) the termination of a Participant's active Employment with the Company or a MAG Entity (other than in connection with the Participant's transfer to Employment with the Company or another MAG Entity), which shall occur on the earlier of the date on which the Participant ceases to render services to the Company or MAG Entity, as applicable, and the date on which the Company or a MAG Entity, as applicable, delivers notice of the termination of the Participant's employment to him/her, whether such termination is lawful or otherwise, without giving effect to any period of notice or compensation in lieu of notice, but, for greater certainty, a Participant's absence from active work during a period of vacation, temporary illness, authorized leave of absence, maternity or parental leave or leave on account of Disability shall not, in and of itself, be considered to be a "Termination", and (ii) in the case of a Participant who does not return to active Employment with the Company or a MAG Entity immediately following a period of absence due to vacation, temporary illness, authorized leave of absence, maternity or parental leave or leave on account of Disability, such cessation shall be deemed to occur on the last day of such period of absence (provided, in each case in the case of a US Taxpayer, that the Termination constitutes a "Separation From Service", within the meaning of Section 409A of the Code), and "Terminated" and "Terminates" shall be construed accordingly.

"Time Vesting" means any conditions relating to continued service with the Company or a MAG Entity for a period of time in respect of the Vesting of Share Units determined by the Committee.

"Trading Day" means any date on which any Stock Exchange is open for the trading of Shares and on which Shares are actually traded.

"US Taxpayer" means an individual who is a citizen or permanent resident of the United States for purposes of the Code or an individual for whom the compensation subject to deferral under this Plan would otherwise be subject to income tax under the Code.

"Vested" means the applicable Time Vesting, Performance Conditions and/or any other conditions for settlement (subject to any conditions on such settlement imposed in respect of US Taxpayers under Exhibit "A" hereto) in relation to a whole number, or a percentage (which may be more or less than 100%) of the number, of PSUs or RSUs determined by the Committee in connection with a Grant of PSUs or Grant of RSUs, as the case may be, (i) have been met; (ii) have been waived or deemed to be met pursuant to Section 6.6; (iii) or are otherwise waived pursuant to Section 3.3, and "Vesting" and "Vest" shall be construed accordingly.

"Vesting Date" means the date on which the applicable Time-Vesting, Performance Conditions and/or any other conditions for a Share Unit becoming Vested are met, deemed to have been met or waived as contemplated in the definition of "Vesting".

"Vesting Period" means, with respect to a Grant, the period specified by the Committee, commencing on the Grant Date and ending on the last Vesting Date for Share Units subject to such Grant which, unless otherwise determined by the Committee, shall not be later than December 15 of the third year following the year in which the Participant performed the services to which the Grant relates.

ARTICLE 2.
CONSTRUCTION AND INTERPRETATION

2.1	Gender, Singular, Plural

In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require.

2.2	Governing Law

The Plan shall be governed and interpreted in accordance with the laws of the Province of British Columbia and federal laws of Canada applicable in that province. Any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of British Columbia.

2.3	Severability

If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.4	Headings, Sections.

Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained.  A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

ARTICLE 3.
SHARE UNIT GRANTS AND VESTING PERIODS

3.1	Grant of Share Units

Unless otherwise determined by the Board, the Plan shall be administered by the Committee. The Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan, including, without limitation, the authority:

(a)	to make Grants;

(b)
to determine the Grant Date for Grants, provided that the Committee shall ensure that no Grant Date falls within a Blackout Period or on the first Trading Day following the date on which the relevant Blackout Period has expired;

(c)	to determine the Eligible Persons to whom, and the time or times at which Grants shall be made and shall become issuable;

(d)	subject to Section 4.1, to determine the number of Share Units to be covered by each Grant;

(e)	to approve or authorize the applicable form and terms of the related Grant Agreements and any other forms to be used in connection with the Plan;

(f)
to determine the terms and conditions of Grants granted to any Participant, including, without limitation, (A) the type of Share Unit, (B) the number of RSUs or PSUs subject to a Grant, (C) the Vesting Period(s) applicable to a Grant, (D) the conditions) to the Vesting of any Share Units granted hereunder, including terms relating to Performance Conditions, Time Vesting and/or other Vesting conditions, any multiplier that may apply to Share Units subject to a Grant in connection with the achievement of Vesting conditions, the Performance Period for PSUs and the conditions, if any, upon which Vesting of any Share Unit will be waived or accelerated without any further action by the Committee (including, without limitation, the effect of a Change of Control and a Participant's Termination in connection therewith), (E) the circumstances upon which a Share Unit shall be forfeited, cancelled or expire, (F) the consequences of a Termination with respect to a Share Unit, (G) the manner and time of exercise or settlement of Vested Share Units, and (H) whether, and the terms upon which, any Shares delivered upon exercise or settlement of a Share Unit must continue to be held by a Participant for any specified period;

(g)	to determine whether and the extent to which any Performance Conditions or other criteria applicable to the Vesting of a Share Unit have been satisfied or shall be waived or modified;

(h)
subject to Section 9.5, to amend the terms of any outstanding Share Units under the Plan or Grant Agreement provided, however, that no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a Participant with respect to any then outstanding Share Unit without his/her consent in writing and provided further, however, that, notwithstanding the foregoing clause of this Section 3.1(h), the Committee may amend the terms of a Share Unit or Grant Agreement without the consent of the Participant for purposes of complying with Applicable Law whether or not such amendment could adversely affect the rights of the Participant;

(i)	to determine whether, and the extent to which, adjustments shall be made pursuant to Section 5.3 and the terms of any such adjustments;

(j)	to interpret the Plan and Grant Agreements;

(k)	to prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and Grant Agreements;

(l)	to determine the terms and provisions of Grant Agreements (which need not be identical) entered into in connection with Grants; and

(m)	to make all other determinations deemed necessary or advisable for the administration of the Plan.

3.2	Eligibility and Award Determination

(a)
In determining the Eligible Persons to whom Grants are to be made ("Participants") and the number of Share Units to be covered by each Grant (subject to adjustment in accordance with Time Vesting or Performance Conditions), the Committee shall take into account the terms of any written employment agreement between an Eligible Person and the Company or any MAG Entity and may take into account such other factors as it shall determine in its sole and absolute discretion.

(b)
For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee's decision to approve a Grant in any period shall not require the Committee to approve a Grant to any Participant in any other period; nor shall the Committee's decision with respect to the size or terms and conditions of a Grant in any period require it to approve a Grant of the same or similar size or with the same or similar terms and conditions to any Participant in any other period.  The Committee shall not be precluded from approving a Grant to any Participant solely because such Participant may have previously received a Grant under this Plan or any other similar compensation arrangement of the Company or a MAG Entity.  No Eligible Person has any claim or right to receive a Grant except as may be provided in a written employment agreement between an Eligible Person and the Company or a MAG Entity.

(c)
Each Grant Agreement shall set forth, at a minimum, the type of Share Units and Grant Date of the Grant evidenced thereby, the number of RSUs or PSUs subject to such Grant, the applicable Vesting conditions, the applicable Vesting Period(s) and the treatment of the Grant upon Termination and may specify such other terms and conditions consistent with the terms of the Plan as the Committee shall determine or as shall be required under any other provision of the Plan.  The Committee may include in a Grant Agreement terms or conditions pertaining to confidentiality of information relating to the Company's operations or businesses which must be complied with by a Participant including as a condition of the grant or Vesting of Share Units.

3.3	Discretion of the Committee

Notwithstanding any other provision hereof or of any applicable instrument of grant, the Committee may accelerate or waive any condition to the Vesting of any Grant, all Grants, any class of Grants or Grants held by any group of Participants.

3.4	Effects of Committee's Decision

Any interpretation, rule, regulation, determination or other act of the Committee hereunder shall be made in its sole discretion and shall be conclusively binding upon all persons.

3.5	Limitation of Liability

No member of the Committee, the Board or any officer or employee of the Company or a MAG Entity shall be liable for any action or determination made in good faith pursuant to the Plan or any Grant Agreement under the Plan. To the fullest extent permitted by law, the Company and the MAG Entities shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Committee or the Board or is or was an officer or employee of the Company or a MAG Entity.

3.6	Delegation and Administration

The Committee may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to any one or more directors, officers or employees of the Company as it may determine from time to time, on terms and conditions as it may determine, except the Committee shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law.  The Committee may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it, except that the Committee shall not, and shall not be permitted to, appoint or engage such a trustee, custodian or administrator to the extent such appointment or engagement is not consistent with Applicable Law.

ARTICLE 4.
SHARES SUBJECT TO THE PLAN

4.1	Maximum Number of Shares and Limitations

Subject to Section 4.2 and to adjustment pursuant to Section 5.3, the maximum number of Shares that may be issued pursuant to the Plan shall be a number equal to 0.75% of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that the number of Shares issued or issuable under all Share Compensation Arrangements shall not exceed 8% of the number of issued and outstanding Shares on a non-diluted basis. All Shares subject to Share Units that terminate or are cancelled without being settled shall be available for any subsequent Grant. Under the Plan and any other Share Compensation Arrangement of the Company (i) the aggregate number of Shares issued to Insiders, within any one year period; and (ii) the aggregate number of Shares issuable to Insiders at any time, shall not exceed 10% of the issued and outstanding Shares; provided that any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of this Plan, be included (and not excluded) in determining whether any Shares issued under this Plan might exceed the limitations set out in paragraphs (i) and (ii).

4.2	Issuance of Shares Subject to Applicable Law

Notwithstanding anything herein to the contrary, the Company's obligation to issue and deliver Shares in respect of any Share Unit is subject to the satisfaction of all requirements under Applicable Law in respect thereof and obtaining all regulatory approvals as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof and the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction or to comply with Applicable Law.  In this connection, the Company shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Shares in compliance with Applicable Law.

ARTICLE 5.
ACCOUNTS, DIVIDEND EQUIVALENTS AND REORGANIZATION

5.1	Share Unit Account

An account, called a "Share Unit Account", shall be maintained by the Company, for each Participant and will be credited with such notional grants of Share Units as are received by a Participant from time to time pursuant to Sections 3.1 and 3.2 and any dividend equivalent Share Units pursuant to Section 5.2.  Share Units that fail to vest to a Participant and are forfeited pursuant to Article 6, or that are paid out to the Participant or his/her Beneficiary, shall be cancelled and shall cease to be recorded in the Participant's Share Unit Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be.  For greater certainty, where a Participant is granted both RSUs and PSUs, such RSUs and PSUs shall be recorded separately in the Participant's Share Unit Account.

5.2	Dividend Equivalent Share Units

Except as otherwise provided in the Grant Agreement relating to a grant of RSUs or PSUs, if and when cash dividends (other than extraordinary or special dividends) are paid with respect to Shares to shareholders of record as of a record date occurring during the period from the Grant Date under the Grant Agreement to the date of settlement of the RSUs or PSUs granted thereunder, a number of dividend equivalent RSUs or PSUs, as the case may be, shall be granted to the Participant who is a party to such Grant Agreement.  The number of such additional RSUs or PSUs will be calculated by dividing the aggregate dividends or distributions that would have been paid to such Participant if the RSUs or PSUs in the Participant's Share Unit Account had been Shares by the fair market value of a Share on the date on which the dividends or distributions were paid on the Shares. The additional RSUs or PSUs granted to a Participant will be subject to the same terms and conditions, including Vesting and settlement terms, as the corresponding RSUs or PSUs, as the case may be.

5.3	Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, capital reorganization, consolidation, spin-off, dividends (other than cash dividends in the ordinary course) or other distribution of the Company's assets to shareholders, or any other similar changes affecting the Shares, a proportionate adjustment to reflect such change or changes shall be made with respect to the number of Share Units outstanding under the Plan and the number of Shares subject to the Plan, or securities into which the Shares are changed or are convertible or exchangeable may be substituted for Shares under this Plan, on a basis proportionate to the number of Share Units in the Participant's Share Unit Account or some other appropriate basis, all as determined by the Committee in its sole discretion.

ARTICLE 6.
VESTING AND SETTLEMENT OF SHARE UNITS

6.1	Vesting Based on Continued Employment

Subject to this Article 6, Share Units subject to a Grant and dividend equivalent Share Units credited to the Participant's Share Unit Account in respect of such Share Units, adjusted in accordance with the applicable multiplier, if any, as set out in the Grant Agreement, shall Vest in such proportion(s) and on such Vesting Date(s) as may be specified in the Grant Agreement governing such Grant provided that the Participant is Employed on the relevant Vesting Date.  For greater certainty, a Participant shall not be considered to be Employed on a Vesting Date if, prior to such Vesting Date, such Participant received a payment in lieu of notice of Termination of employment, whether under a contract of employment or a consulting contract, as damages or otherwise.

6.2	Exercise/Settlement

(a)
A Participant who remains Employed may exercise all or a portion of his or her Vested RSUs and/or PSUs prior to their Expiry Date by delivery to the Company or its agent, as the Company may direct, of a written notice of exercise addressed to the Secretary of the Company specifying the number of RSUs and/or PSUs being exercised. Where a Participant has failed to file a notice of exercise with respect to  any of the Participant's Vested Share Units prior to the Expiry Date of such Vested Share Units, the Participant shall be deemed to have filed such a notice to exercise such Vested Share Units on their Expiry Date.

(b)
Where a Participant who ceases to be Employed in circumstances in which Section 6.6 applies, (i) if the Participant's Employment is Terminated by the Company or a MAG Entity without Cause or the Participant voluntarily terminates his or her Employment, the Participant, shall be entitled to exercise Share Units that are Vested on such Participant's date of Termination for a period ending on the earlier of (A) the Expiry Date of such Vested Share Units and (B) ninety (90) days following such date of Termination; (ii) if the Participant dies while Employed, the Participant's Beneficiary shall be entitled to exercise Share Units that are Vested on such Participant's date of Termination for a period ending on the earlier of (A) the Expiry Date of such Vested Share Units and (B) twelve (12) months following the Participant's date of death; and (iii) if the Participant experiences a Disability while Employed, the Participant's Beneficiary shall be entitled to exercise Share Units that are Vested on such Participant's Disability Date for a period ending on the earlier of (A) the Expiry Date of such Vested Share Units and (B) twelve (12) months following such Disability Date.

(c)
Subject to Section 4.2 and to the payment or other satisfaction of all related withholding obligations in accordance with Section 9.2, the Company shall  issue one Share for each Share Unit that is exercised, or deemed to be exercised, as the case may be, as soon as reasonably practicable, and, in any case, within sixty (60) days, after receipt by the Company of the Participant's exercise notice, or the Expiry Date of the Participant's Share Units, as applicable.

6.3	Postponed Settlement

If a Participant's Share Units would, in the absence of this Section 6.3 be exercised within a Blackout Period applicable to such Participant, such settlement shall be postponed until the first Trading Day following the date on which the relevant Blackout Period has expired.

6.4	Failure to Vest

For greater certainty, a Participant shall have no right to receive Shares or a cash payment as compensation, damages or otherwise, with respect to any RSUs or PSUs that do not become Vested.

6.5	Termination of Employment for Cause

Subject to the terms of a Participant's written employment agreement with the Company or a MAG Entity and unless otherwise determined by the Committee, in the event a Participant's Employment is Terminated for Cause by the Company or a MAG Entity, as applicable, all Share Units of such Participant, whether or not Vested, shall immediately cease to be exercisable and shall be forfeited.

6.6	Termination of Employment without Cause, Death or Disability

Subject to the terms of a Participant's written employment agreement with the Company or a MAG Entity and the relevant Grant Agreement, in the event a Participant's Employment is terminated by the Company, or a MAG Entity, as applicable, without Cause, the Participant voluntarily terminates his or her Employment, the Participant dies or experiences a Disability all Share Units of such Participant that are not then Vested shall be forfeited unless otherwise determined by the Committee.

6.7	Change of Control

In the event of a Change of Control, subject to the terms of a Participant's written employment agreement with the Company or a MAG Entity and the Grant Agreement in respect of the Grant, the Committee may determine, in its sole discretion:

(a)
that all RSUs and/or PSUs that have not previously Vested shall Vest on the effective date of the Change in Control, provided that, in the case of a Grant of PSUs, the total number of PSUs that Vest shall be the number of PSUs covered by such Grant pursuant to Section 3.2(b) without giving effect to any potential increase or decrease in such number as a result of graduated Performance Conditions permitting Vesting of more or less than 100% of such PSUs.  Share Units that Vest in accordance with this Section 6.7(a) shall be settled through the issuance of Shares immediately prior to the effective time of the Change of Control equal to the number of Vested Share Units, as determined by the Committee in its sole discretion;

(b)
that for any RSU or PSU there shall be substituted an entitlement to such other securities into which Shares are changed, or are convertible or exchangeable, or a cash payment based on the value of such other securities, on a basis proportionate to the number of Shares to which the Participant would otherwise be entitled or some other appropriate basis.

ARTICLE 7.
CURRENCY

7.1	Currency

Except where the context otherwise requires, all references in the Plan to currency refer to lawful Canadian currency. Any amounts required to be determined under this Plan that are denominated in a currency other than Canadian dollars shall be converted to Canadian dollars at the applicable Bank of Canada noon rate of exchange on the date as of which the amount is required to be determined.

ARTICLE 8.
SHAREHOLDER RIGHTS

8.1	No Rights to Shares

Share Units are not Shares and a Grant of Share Units will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

ARTICLE 9.
MISCELLANEOUS

9.1	Compliance with Laws and Policies

The Company's obligation to make any payments or deliver (or cause to be delivered) any Shares hereunder is subject to compliance with Applicable Law.  Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Company applicable to the Participant in connection with the Plan including, without limitation, furnishing to the Company all information and undertakings as may be required to permit compliance with Applicable Law.

9.2	Withholdings

So as to ensure that the Company or a MAG Entity, as applicable, will be able to comply with the applicable obligations under any federal, provincial, state or local law relating to the withholding of tax or other required deductions, the Company or the  MAG Entity shall withhold or cause to be withheld from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary to permit the Company or the MAG Entity, as applicable, to so comply.   The Company and any MAG Entity may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Company may determine in its sole discretion, by (a) selling on such Participant's behalf, or requiring such Participant to sell, any Shares, and retaining any amount payable which would otherwise be provided or paid to such Participant in connection with any such sale, or (b) requiring, as a condition to the delivery of Shares in settlement of any Participant's Share Units, that such Participant make such arrangements as the Company may require so that the Company and the MAG Entities can satisfy such withholding obligations, including requiring such Participant to remit an amount to the Company or a MAG Entity in advance, or reimburse the Company or any MAG Entity for, any such withholding obligations.

9.3	No Right to Continued Employment

Nothing in the Plan or in any Grant Agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ or service of the Company or any MAG Entity, to be entitled to any remuneration or benefits not set forth in the Plan or a Grant Agreement or to interfere with or limit in any way the right of the Company or any MAG Entity to terminate Participant's employment or service arrangement with the Company or any MAG Entity.

9.4	No Additional Rights

Neither the designation of a person as a Participant nor the grant of any Share Units to any Participant entitles any person to the grant, or any additional grant, as the case may be, of any Share Units under the Plan.

9.5	Amendment, Termination

The Plan and any Grant made pursuant to the Plan may be amended, modified or terminated by the Board without approval of shareholders, provided that no amendment to the Plan or Grants made pursuant to the Plan may be made without the consent of a Participant if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant under the Plan, except that Participant consent shall not be required where the amendment is required for purposes of compliance with Applicable Law.  For greater certainty, the following amendments may not be made without shareholder approval:

(a)	an increase in the number of Shares reserved for issuance pursuant to the Plan and as set out in Section 4.1;

(b)	changes to the amendment provisions granting additional powers to the Board to amend the Plan or entitlements thereunder;

(c)	changes to the Insider participation limits set forth in Section 4.1;

(d)	any extension of the Expiry Date of any Share Units;

(e)	any change to the categories of individuals eligible for grants of Share Units where such change may broaden or increase the participation of Insiders under the Plan; or

(f)	an amendment that would permit Share Units to be transferrable or assignable other than for normal estate settlement purposes.

For greater certainty and without limiting the foregoing, shareholder approval shall not be required for the following amendments and the Board may make the following changes without shareholder approval, subject to any regulatory approvals including, where required, the approval of any Stock Exchange:

(a)	amendments of a "housekeeping" nature;

(b)	a change to the vesting provisions of any Grants;

(c)	a change to the termination provisions of any Grant that does not entail an extension beyond the original term of the Grant; or

(d)	amendments to the provisions relating to a Change of Control.

9.6	Administration Costs

The Company will be responsible for all costs relating to the administration of the Plan.

9.7	Designation of Beneficiary

Subject to the requirements of Applicable Law, a Participant may designate a Beneficiary, in writing, to receive any benefits that are payable under the Plan upon the death of such Participant.  The Participant may, subject to Applicable Law, change such designation from time to time.  Such designation or change shall be in such form as may be prescribed by the Committee from time to time.  A Beneficiary designation under this Section 9.7 and any subsequent changes thereto shall be filed with the General Counsel of the Company.

ARTICLE 10.
ASSIGNMENT

Subject to Section 9.7, the assignment or transfer of the Share Units, or any other benefits under this Plan, shall not be permitted other than by operation of law.

ARTICLE 11.
EFFECTIVE DATE

The Company is establishing the Plan effective on May 13, 2014.

Exhibit "A"
to
MAG Silver Corp. Share Unit Plan

Special Provisions Applicable to Participants Subject to Section 409A of the United States Internal Revenue Code ("Section 409A")

This Exhibit sets forth special provisions of the MAG Silver Corp. Share Unit Plan (the "Plan") that apply to Participants who are US Taxpayers.  This Exhibit shall apply to such Participants notwithstanding any other provisions of the Plan.  Terms defined elsewhere in the Plan and used herein shall have the meanings set forth in the Plan, as may be amended from time to time.

Definitions

For purposes of this Exhibit:

"Separation From Service" shall mean that employment or service with the Company and any entity that is to be treated as a single employer with the Company for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is reasonably anticipated that no further services will be performed.

"Specified Employee" means a US Taxpayer who meets the definition of "specified employee," as defined in Section 409A(a)(2)(B)(i) of the Code.

Compliance with Section 409A

In General.  Notwithstanding any provision of the Plan to the contrary, it is intended that any distributions under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan and/or the applicable Grant Agreement shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.  Each issuance of Shares  made in respect of Share Units shall be deemed to be a separate distribution for purposes of Section 409A.  Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Company (including any taxes and penalties under Section 409A), and neither the Company nor any MAG Entity shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any Beneficiary) harmless from any or all of such taxes or penalties.

Distributions to Specified Employees.  Solely to the extent required by Section 409A, any issuance of Shares in respect of Share Units which is subject to Section 409A and which is to be made by reason of a Separation from Service to any Participant who is determined to be a Specified Employee shall not be made before the date which is six months after such Specified Employee's Separation from Service (or, if earlier, the date of death of such Specified Employee).  Following any applicable six month delay of payment, all such delayed payments shall be made to the Specified Employee in a single distribution on the earliest possible distribution date.

Amendment of Exhibit.
Subject to Applicable Law, the Board shall retain the power and authority to amend or modify this Exhibit to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A.  Such amendments may be made without the approval of any US Taxpayer.

APPENDIX C

MAG SILVER CORP.

DIRECTORS' DEFERRED SHARE UNIT PLAN

Effective May 13, 2014

ARTICLE 1.
INTERPRETATION

1.1           Purpose

The purposes of the Plan are:

(a)	to promote a greater alignment of long-term interests between Eligible Directors of the Company and the shareholders of the Company; and

(b)
to provide a compensation system for Eligible Directors that, together with the other Director compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying Board membership and the performance of the duties required of the various committees of the Board.

1.2           Definitions

As used in the Plan, the following terms have the following meanings:

"Account" means the account maintained by the Company in its books for each Eligible Director to record the DSUs credited to such Eligible Director under the Plan;

"Annual Cash Remuneration" means all amounts ordinarily payable in cash to an Eligible Director by the Company in respect of the services provided by the Eligible Director to the Company in connection with such Eligible Director's service on the Board in a fiscal year, including without limitation (i) the Cash Retainer, (ii) the fee for serving as a member of a Board committee; (iii) the fee for chairing a Board committee; and (iv) meeting and per diem fees, which amounts shall, unless otherwise determined by the Board, be payable Quarterly in arrears.

"Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

"Beneficiary" means an individual who, on the date of an Eligible Director's death, is the person who has been designated in accordance with Section 4.8 and the laws applying to the Plan, or where no such individual has been validly designated by the Eligible Director, or where the individual does not survive the Eligible Director, the Eligible Director's legal representative;

"Board" means the Board of Directors of the Company;

"Code" means the U.S. Internal Revenue Code of 1986, as amended and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

"Company" means MAG Silver Corp. and includes any successor corporation thereof, and any reference in the Plan to action by the Company means action by or under the authority of the Board;

"Conversion Date" means the date used to determine the Fair Market Value of a Deferred Share Unit for purposes of determining the number of Deferred Share Units to be credited to an Eligible Director under Section 2.3 and, in any event, shall not be earlier than the first business day of the year in respect of which the Deferred Share Units are being provided;

"Deferred Share Unit" or "DSU" means a unit credited by the Company to an Eligible Director by way of a bookkeeping entry in the books of the Company, as determined by the Board, pursuant to the Plan, the value of which at any particular date shall be the Fair Market Value at that date;

"Director" means a member of the Board;

"DSU Award Agreement" means the agreement setting out the terms of any DSU award in the form of Schedule B hereto, or such other form as may be prescribed by the Board from time to time;

"Effective Date" has the meaning ascribed thereto in Section 1.3;

"Elected Percentage" has the meaning ascribed thereto in Schedule A;

"Election Notice" means the written election under Section 2.2 to receive Deferred Share Units, in the form of Schedule A hereto, or such other form as may be prescribed by the Board from time to time;

"Eligible Director" means any Director who is not an employee (determined without regard to the Income Tax Act (Canada), and including any non-executive Chair of the Board and any individual providing services to the Company as a consultant or independent contractor;

"Entitlement Date" has the meaning ascribed thereto in Section 3.1;

"Fair Market Value" means, with respect to any particular date, (i) if the Shares are listed on the Stock Exchange, the closing trading price of the Shares on the Trading Day immediately preceding the particular date; (ii) if the Shares are listed on more than one Stock Exchange, the Fair Market Value as determined in accordance with paragraph (i) above for the primary Stock Exchange on which the Shares are listed, as determined by the Board; and (iii) if the Shares are not listed for trading on a Stock Exchange, a price which is determined by the Board to be the fair value of the Shares, taking into consideration all factors that the Board deems appropriate, including recent sale and offer prices of the Shares in private transactions negotiated at arms' length;

"Insider" means an “insider” as defined in the policies of the Toronto Stock Exchange relating to security-based compensation arrangements;

"Plan" means this MAG Silver Corp. Directors' Deferred Share Unit Plan, as amended from time to time;

"Quarter" means a fiscal quarter of the Company, which, until changed by the Company, shall be the three month period ending March 31, June 30, September 30 and December 31 in any year and "Quarterly" means each "Quarter";

"Share" means a common share of the Company and such other share as may be substituted for it as a result of amendments to the notice of articles of the Company, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share;

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan, share unit plan, deferred share unit plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise, but excludes any options, Shares, share units, deferred share units or award involving the issuance or potential issuance of Shares granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual;

"Stock Exchange" means The Toronto Stock Exchange and such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market;

"Stock Exchange Rules" means the applicable rules of any stock exchange upon which shares of the Company are listed;

"Termination Date" means the date of an Eligible Director's death, or retirement from, or loss of office or employment with the Company or a corporation related to the Company, within the meaning of paragraph 6801(d) of the regulations under the Income Tax Act (Canada), including (i) the voluntary resignation or retirement of an Eligible Director from the Board; or (ii) the removal of an Eligible Director from the Board whether by shareholder resolution or failure to achieve re-election; provided that, solely with respect to an Eligible Director who is a US Taxpayer, such retirement or loss of office is also a “separation from service” within the meaning of Section 409A of the Code such that it is reasonably anticipated that no further services will be performed;

"Trading Day" means any date on which the Stock Exchange is open for the trading of Shares and on which Shares are actually traded; and

"US Taxpayer" means an individual who is a citizen or permanent resident of the United States for purposes of the Code or an individual for whom the compensation subject to deferral under this Plan would otherwise be subject to income tax under the Code.

1.3           Effective Date

The Plan shall be effective as of May 13, 2014 (the "Effective Date").

1.4           Eligibility

If an Eligible Director should become an officer (other than non-executive Chairman) or employee of the Company while remaining as a Director, his eligibility for the Plan shall be suspended effective the date of the commencement of his employment and shall resume upon termination of such employment, provided he continues as a Director of the Company.  During the period of such ineligibility, such individual shall not be entitled to receive or be credited with any Deferred Share Units under the Plan, other than dividend equivalent allocations under Section 2.5.

1.5           Construction

In this Plan, all references to the masculine include the feminine; references to the singular shall include the plural and vice versa, as the context shall require.  If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.  Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions contained herein.  References to "Section" or "Sections" mean a section or sections contained in the Plan, unless expressly stated otherwise.  All amounts referred to in this Plan are stated in Canadian dollars unless otherwise indicated.

1.6           Administration

The Board may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to a committee of the Board or any one or more directors, officers or employees of the Company as it may determine from time to time, on terms and conditions as it may determine, except the Board shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law.  The Board may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it, except that the Board shall not, and shall not be permitted to, appoint or engage such a trustee, custodian or administrator to the extent such appointment or engagement is not consistent with Applicable Law.

Subject to the foregoing, the Board shall, in its sole and absolute discretion:  (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Plan.  The Board may correct any defect or rectify any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or desirable.  Any decision of the Board or any delegate of the Board with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Director and any other person claiming an entitlement or benefit through the Eligible Director.  All expenses of administration of the Plan shall be borne by the Company as determined by the Board.

1.7           Governing Law

The Plan shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province. Any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of British Columbia.

ARTICLE 2.
ELECTION UNDER THE PLAN

2.1           Payment of Annual Cash Remuneration

Subject to Section 2.2 and such rules, regulations, approvals and conditions as the Board may impose, an Eligible Director may elect to receive his or her Annual Cash Remuneration in the form of Deferred Share Units, cash or any combination thereof.

2.2           Election Process

(a)
A person who is an Eligible Director on the effective date of the Plan may elect a form or forms of payment of Annual Cash Remuneration payable for services provided after such effective date of the Plan by completing and delivering to the Secretary of the Company an initial Election Notice by no later than 30 days after the effective date of the Plan, which shall apply to the Eligible Director's Annual Cash Remuneration payable for services provided after the effective date of such election, subject to the provisions of Section 2.2(c).

(b)
An individual who becomes an Eligible Director during a year may elect the form or forms of payment of Annual Cash Remuneration earned in Quarters that commence after the date the election is made by completing and delivering to the Secretary of the Company an Election Notice within 30 days after the individual becomes an Eligible Director.

(c)
An Eligible Director who has previously made an election under this Section 2.2, or who has never made any election under the Plan may elect the form or forms of payment of Annual Cash Remuneration for a subsequent fiscal year by completing and delivering to the Secretary of the Company a new Election Notice on or before September 30 immediately preceding the first day of such subsequent fiscal year.

(d)
An Eligible Director who has previously made an election under this Section 2.2, or who has never made an election under the Plan may elect the form or forms of payment of Annual Cash Remuneration for a subsequent period by completing and delivering to the secretary of the Company a new Election Notice prior to January 1 of the calendar year that includes the first day of the relevant period.

(e)
The Board may prescribe election forms for use by Eligible Directors who are residents of a jurisdiction other than Canada that differ from the election forms it prescribes for use by Canadian resident Eligible Directors where the Board determines it is necessary or desirable to do so to obtain comparable treatment for the Plan, the Eligible Directors or the Company under the laws or regulatory policies of such other jurisdiction as is provided under the laws and regulatory policies of Canada and its Provinces, provided that no election form prescribed for use by a non-resident of Canada shall contain terms that would cause the Plan to cease to meet the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) and any successor to such provisions.

(f)
For greater certainty, if the Company establishes a policy for members of the Board with respect to the acquisition and / or holding of Shares and / or DSUs, each Director shall ensure that any election he or she makes under this Section 2.2 complies with such policy.

2.3           Deferred Share Units

(a)
Deferred Share Units elected by an Eligible Director pursuant to Section 2.2 shall be credited to the Eligible Director's Account as of the applicable Conversion Date.  The number of Deferred Share Units (including fractional Deferred Share Units) to be credited to an Eligible Director's Account as of a particular Conversion Date pursuant to this Section 2.3(a) shall be determined by dividing the portion of that Eligible Director's Annual Cash Remuneration for the applicable period to be satisfied by Deferred Share Units by the Fair Market Value on the particular Conversion Date, which, unless otherwise determined by the Board, shall be the last day of the Quarter in which such portion of the Eligible Director's Annual Cash Remuneration was earned.

(b)	In addition to Deferred Share Units granted pursuant to Section 2.3(a):

(i)
subject to Section 2.4(c) and 2.4(d), the Board may award such number of Deferred Share Units to an Eligible Director as the Board deems advisable to provide the Eligible Director with appropriate equity-based compensation for the services he or she renders to the Company.  Subject to Applicable Law, the Board shall determine the date on which such Deferred Share Units may be granted and the date as of which such Deferred Share Units shall be credited to an Eligible Director's Deferred Share Unit Account, together with any terms or conditions with respect to the vesting of such Deferred Share Units.  The Company and an Eligible Director who receives an award of Deferred Share Units pursuant to this Section 2.3(b) shall enter into a DSU Award Agreement to evidence the award and the terms, including terms with respect to vesting, applicable thereto;

(ii)
notwithstanding any other provision hereunder, at the discretion of the Board, Eligible Directors may receive a grant of Deferred Share Units under the Plan upon such Eligible Director's first election or appointment to the Board, provided that, where such Deferred Share Units may be settled in Shares, the equity award value, based on grant date fair value, of such grant of Deferred Share Units, in combination with the equity award value, based on grant date fair value, of any grant made to such Eligible Director in respect of his or her first election or appointment to the Board under any other Share Compensation Arrangement shall not exceed $150,000.

(c)
Deferred Share Units credited to an Eligible Director's Account under Section 2.3(a), together with any additional Deferred Share Units granted in respect thereof under Section 2.5, will be fully vested upon being credited to an Eligible Director's Account and the Eligible Director's entitlement to payment of such Deferred Share Units at his Termination Date shall not thereafter be subject to satisfaction of any requirements as to any minimum period of membership on the Board.

(d)
Deferred Share Units credited to an Eligible Director's Account under Section 2.3(b), together with any additional Deferred Share Units granted in respect thereof under Section 2.5, will vest in accordance with such terms and conditions as may be determined by the Board and set out in the DSU Award Agreement.

(e)
The Board may specify in a DSU Award Agreement entered into pursuant to Section 2.3(b) whether the Deferred Share Units subject to such agreement will be settled in cash or Shares, or both cash and Shares, provided that where a DSU Award Agreement does not provide for the settlement of the Deferred Share Units subject to such agreement in Shares, such Deferred Share Units may only be settled in cash.

2.4           Maximum Number of Shares and Limits

(a)
Subject to Section 2.4(a) and to adjustment pursuant to Section 2.7, the maximum number of Shares that may be issued pursuant to the Plan shall be a number equal to 0.75% of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that the number of Shares issued or issuable under all Share Compensation Arrangements shall not exceed 8% of the number of issued and outstanding Shares on a non-diluted basis.

(b)	All Shares subject to Deferred Share Units that terminate or are cancelled without being settled shall be available for any subsequent Grant.

(c)
The aggregate equity award value, based on grant date fair value, of any grants of Deferred Share Units under Section 2.3(b)(i) that are eligible to be settled in Shares, in combination with the aggregate equity award value, based on grant date fair value, of any grants under any other Share Compensation Arrangement, that may be made to an Eligible Director for a year shall not exceed $150,000.

(d)	Under this Plan and any other Share Compensation Arrangements of the Company:

(i)	the number of Shares issuable to Insiders, and

(ii)	the number of Shares issued to Insiders, within a one year period shall not exceed 10% of the issued and outstanding Shares. Any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of this Plan, be included (and not excluded) in determining whether the number of Shares issued or issuable might exceed the limitations set out in this Section 2.4(d).

(e)
Notwithstanding anything herein to the contrary, the Company's obligation to issue and deliver Shares in respect of any DSU is subject to the satisfaction of all requirements under Applicable Law in respect thereof and obtaining all regulatory approvals as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof and the receipt from the Eligible Director of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction or to comply with Applicable Law.  In this connection, the Company shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Shares in compliance with Applicable Law.  In a case of the issuance of Shares in respect of any Deferred Share Units granted to an Eligible Director resident in the United States of America, such issuance shall be contingent upon receipt of completed representations as set forth in Schedule D hereto.

2.5           Dividends

On any payment date for dividends paid on Shares, an Eligible Director shall be credited with dividend equivalents in respect of Deferred Share Units credited to the Eligible Director's Account as of the record date for payment of dividends.  Such dividend equivalents shall be converted into additional Deferred Share Units (including fractional Deferred Share Units) based on the Fair Market Value as of the date on which the dividends on the Shares are paid.

2.6           Eligible Director's Account

An Eligible Director's Account shall record at all times the number of Deferred Share Units standing to the credit of the Eligible Director.  Upon payment in satisfaction of Deferred Share Units credited to an Eligible Director in the manner described herein, such Deferred Share Units shall be cancelled.  A written confirmation of the balance in each Eligible Director's Account shall be provided by the Company to the Eligible Director at least annually.

2.7           Adjustments and Reorganizations

Notwithstanding any other provision of the Plan, in the event of any change in the Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of Shares or any other form of corporate reorganization whatsoever, an equitable adjustment permitted under Applicable Law shall be made to any Deferred Share Units then outstanding.  Such adjustment shall be made by the Board, subject to Applicable Law, shall be conclusive and binding for all purposes of the Plan.

ARTICLE 3.
REDEMPTIONS

3.1           Redemption of Deferred Share Units – Non-US Taxpayers

Subject to Sections 3.4 and 3.5, an Eligible Director who is not a US Taxpayer may elect up to two separate dates as of which either a portion (specified in whole percentages or number of Deferred Share Units on any one date) or all of the Deferred Share Units credited to the Eligible Director's Account shall be redeemed (each such date being an "Entitlement Date") by filing one or two irrevocable written redemption elections with the Secretary of the Company prior to the Entitlement Date specified in the redemption election.  No Entitlement Date elected by an Eligible Director pursuant to this Section 3.1 shall be before the date that is three months after the Eligible Director's Termination Date, or later than December 15 of the calendar year following the year in which the Eligible Director's Termination Date occurs.  Where an Eligible Director to whom this Section 3.1 applies does not elect a particular date or dates within the permissible period set out above as his Entitlement Date or Entitlement Dates, as the case may be, there shall be a single Entitlement Date for such Eligible Director which, subject to Section 3.4, shall be December 15 of the year following the year in which the Eligible Director's Termination Date occurs.

3.2           Redemption of Deferred Share Units – US Taxpayer

Notwithstanding anything contrary in the Plan, subject to Section 3.6, the Entitlement Date of a US Taxpayer shall be the first Trading Day that is more than six months after his Termination Date and all Deferred Share Units credited to such US Taxpayer's Account on such date shall be redeemed and settled in accordance with Section 3.3 within 90 days following such Entitlement Date.

3.3           Settlement of Deferred Share Units

Subject to Section 4.13, an Eligible Director, or the Beneficiary of an Eligible Director, as the case may be, whose Deferred Share Units are redeemed hereunder as of an Entitlement Date shall be entitled to receive from the Company, as a single distribution and not in installments, a cash payment, Shares or any combination of cash and Shares, as determined by the Board, subject to the DSU Award Agreement applicable to such Deferred Share Units, if any.  Settlement in Shares shall be made by way of the issuance by the Company of one Share for each Deferred Share Unit being settled in Shares as of the relevant Entitlement Date.  Settlement of Deferred Share Units in cash shall be made by way of the lump sum payment of an amount equal to the Fair Market Value on the relevant Entitlement Date multiplied by the number of Deferred Share Units being settled in cash as of such Entitlement Date.  No fractional Shares will be issued and any fractional Deferred Share Units shall be settled in cash based on the Fair Market Value on the relevant Entitlement Date.

3.4           Extended Entitlement Date

In the event that the Board is unable, by an Eligible Director's Entitlement Date, to compute the final value of the Deferred Share Units recorded in such Eligible Director's Account by reason of the fact that any data required in order to compute the market value of a Share has not been made available to the Board and such delay is not caused by the Eligible Director, then the Entitlement Date shall be the next following Trading Day on which such data is made available to the Board.

3.5           Limitation on Extension of Entitlement Date

Notwithstanding any other provision of the Plan, all Shares issuable and any payments hereunder to, or in respect of, an Eligible Director who is not a US Taxpayer shall be issued or paid, as applicable, on or before December 31 of the calendar year commencing immediately after the Eligible Director's Termination Date.  For greater certainty, except as provided in Section 3.4, Shares issuable and payments hereunder to or in respect of a US Taxpayer shall be issued or paid, as applicable, within the time determined in accordance with Section 3.2 or Section 3.3, as applicable.

3.6           Death of Eligible Director

In the event of an Eligible Director's death, Shares shall become issuable and/or amounts payable in respect of any and all Deferred Share Units then credited to the Eligible Director's Account in accordance with Sections 3.3, 3.4 and 3.5 as soon as reasonably practicable after the Eligible Director's date of death and such date of death shall be deemed to be the sole Entitlement Date with respect to the Eligible Director; provided that, solely with respect to a deceased US Taxpayer, in no event  shall such Shares be issued or any payment made later than December 31 of the calendar year in which the death occurs, or if later, the 15th day of the third month following the Eligible Director's date of death.

ARTICLE 4.
GENERAL

4.1           Unfunded Plan

Unless otherwise determined by the Board, the Plan shall be unfunded.  To the extent any individual holds any rights by virtue of an election under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured general creditor of the Company.

4.2           Successors and Assigns

The Plan shall be binding on all successors and permitted assigns of the Company and an Eligible Director, including without limitation, the estate of such Eligible Director and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Company's or the Eligible Director's creditors.

4.3           Plan Amendment

The Board may without shareholder approval amend, suspend or cancel the Plan or Deferred Share Units granted hereunder as it deems necessary or appropriate, provided that:

(a)	any approvals required under applicable law or the Stock Exchange Rules are obtained;

(b)
shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Shares issuable from treasury under the Plan; (ii) a change in the definition of Fair Market Value which would result in an increase in the value of Deferred Share Units redeemed under the Plan; (iii) a change in the term of any Deferred Share Units; (iv) an amendment to the amending provisions of the Plan so as to increase the Board's ability to amend the Plan without shareholder approval; (v) a reduction in the Fair Market Value in respect of any Deferred Share Units benefitting a participant; (vi) any change to the categories of individuals eligible to be selected for grants of Deferred Share Units where such change may broaden or increase the participation of Insiders under the Plan; (vii) any amendment to remove or exceed the Insider participation limits set out in Section 2.4(d); (viii) an amendment that would permit Deferred Share Units to be transferrable or assignable other than for normal estate settlement purposes; and

(c)
no such amendment shall, without the consent of the Eligible Director or unless required by law, adversely affect the rights of an Eligible Director with respect to any amount in respect of which an Eligible Director has then elected to receive Deferred Share Units or Deferred Share Units which the Eligible Director has then been granted under the Plan.

4.4           Notwithstanding Section 4.3, any amendment of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the Code, as may apply to Eligible Participants who are U.S. Taxpayers.  For avoidance of doubt, and notwithstanding Section 4.3, if any provision of the Plan contravenes any regulations or U.S. Treasury guidance promulgated under Section 409A of the Code or would cause the Deferred Share Units to be subject to the interest and penalties under Section 409A of the Code, such provision of the Plan shall, to the extent that it applies to U.S. Taxpayers, be modified, without the consent of any Eligible Participant, to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code.

4.5           Plan Termination

The Board may terminate the Plan at any time but no such termination shall, without the consent of the Eligible Participant or unless required by law, adversely affect the rights of an Eligible Participant with respect to any amount in respect of which an Eligible Participant has then elected to receive Deferred Share Units or Deferred Share Units which the Eligible Participant has then been granted under the Plan.  Notwithstanding the foregoing, any termination of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the Code as may apply to Eligible Participants who are U.S. Taxpayers.

4.6           Applicable Trading Policies and Reporting Requirements

The Board and each Eligible Director will ensure that all actions taken and decisions made by the Board or an Eligible Director, as the case may be, pursuant to the Plan, comply with applicable securities laws and regulations and policies of the Company relating to insider trading and "black out" periods.  All Deferred Share Units shall be considered a "security" of the Company solely for reporting purposes under the insider trading policy of the Company.

4.7           Currency

All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

4.8           Designation of Beneficiary

Subject to the requirements of Applicable Law, an Eligible Director may designate in writing a person who is a dependant or relation of the Eligible Director as a beneficiary to receive any benefits that are payable under the Plan upon the death of such Eligible Director.  The Eligible Director may, subject to Applicable Law, change such designation from time to time.  Such designation or change shall be in the form of Schedule C.  The initial designation of each Eligible Director shall be executed and filed with the Secretary of the Company within sixty (60) days following the Effective Date of the Plan.  Changes to such designation may be filed from time to time thereafter.

4.9           Rights of Eligible Directors

Except as specifically set out in the Plan, no Eligible Director, or any other person shall have any claim or right to any benefit in respect of Deferred Share Units granted or amounts payable pursuant to the Plan.

Rights of Eligible Directors respecting Deferred Share Units and other benefits under the Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.

The Plan shall not be construed as granting an Eligible Director a right to be retained as a member of the Board or a claim or right to any future grants of Deferred Share Units, future amounts payable or other benefits under the Plan.

Under no circumstances shall Deferred Share Units be considered Shares nor shall they entitle any Eligible Director or other person to exercise voting rights or any other rights attaching to the ownership of Shares.

4.10           Compliance with Law

Any obligation of the Company pursuant to the terms of the Plan is subject to compliance with Applicable Law.  The Eligible Directors shall comply with Applicable Law and furnish the Company with any and all information and undertakings as may be required to ensure compliance therewith.

4.11           Administration Costs

The Company will be responsible for all costs relating to the administration of the Plan.

4.12           Limited Liability

No member of the Board, any committee of the Board or any officer or employee of the Company or any subsidiary, partnership or trust of the Company or other controlled entity (each a "MAG Entity") shall be liable for any action or determination made in good faith pursuant to the Plan, any Election Notice or DSU Award Agreement under the Plan. To the fullest extent permitted by law, the Company and its Affiliates shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Board or a committee of the Board or is or was an officer or employee of the Company or a MAG Entity.

4.13           Withholding

The Company may withhold from any amount payable to an Eligible Director, either under the Plan or otherwise, such amount as may be necessary to enable the Company to comply with the applicable requirements of any federal or provincial tax law or authority relating to the withholding of tax or any other required deductions with respect to Deferred Share Units.  The Company may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Company may determine in its discretion, by (a) selling on behalf of any Eligible Director, or causing any Eligible Director to sell, any Shares issued hereunder, or retaining any amount payable, which would otherwise be provided or paid to the Eligible Director hereunder or (b) requiring an Eligible Director, as a condition to the redemption of any Deferred Share Units, to make such arrangements as the Company may require so that the Company can satisfy such withholding obligations, including, without limitation, requiring the Eligible Director to remit to the Company in advance, or reimburse the Company for, any such withholding obligations.

Schedule A
MAG Silver Corp. Directors' Deferred Share Unit Plan (the "Plan")

ELECTION NOTICE

I.	Election:

Subject to Part II of this Notice, for the period         to        , I hereby elect to receive the following percentage (the "Elected Percentage") of my Annual Cash Remuneration by way of Deferred Share Units ("DSUs"):

	Percentage in DSUs	Percentage in Cash
Annual Cash Remuneration	___%	___%

II.	Acknowledgement

I confirm and acknowledge that:

1.	I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

2.	I will not be able to cause the Company or any Affiliate thereof to redeem DSUs granted under the Plan until the date specified in the Plan following my Termination Date.

3.
When DSUs credited to my Account pursuant to this election are redeemed in accordance with the terms of the Plan after my Termination Date, income tax and other withholdings as required will arise at that time.  Upon redemption of the DSUs, the Company will make all appropriate withholdings as required by law at that time.

4.	The value of DSUs is based on the value of the Shares and therefore is not guaranteed.

5.	No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded and unsecured liability recorded on the books of the Company.

6.	This election is irrevocable.

7.
The foregoing is only a brief outline of certain key provisions of the Plan.  In the event of any discrepancy between the terms of the Plan and the terms of this Election Notice, the terms of the Plan shall prevail.  All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise defined above.

______________________________                                          ______________________
Date                                                                                                          (Name of Eligible Director)

______________________
(Signature of Eligible Director)

Schedule B
MAG Silver Corp. Directors' Deferred Share Unit Plan (the "Plan")

DSU AWARD AGREEMENT

I.	Notice of Crediting of DSUs

This Agreement confirms the crediting by MAG Silver Corp. (the "Company") to the Account of the director named below (the "Eligible Director") pursuant to Section [2.3(b)(i) / 2.3(b)(ii)]  of the Plan of          [number] Deferred Share Units ("DSUs") effective •, 20      (the "Effective Date") on the terms set out in the Plan.

II.
[Vesting – insert vesting conditions if any or] All DSUs referred to in Part I above, together with any additional DSUs credited to the Eligible Director's Account pursuant to Section 2.5 of the Plan in respect of such DSUs shall at all times following their grant be fully vested in the Eligible Director, and shall not be subject to forfeiture.

III.	Confirmation

For greater certainty, the above-noted DSUs have been credited to the Eligible Director's Account on the understanding that that:

1.	The Eligible Director will not be able to cause the Company or any Affiliate thereof to redeem DSUs granted under the Plan until the date specified in the Plan following his/her Termination Date.

2.
When DSUs credited to the Eligible Director's Account pursuant to this Agreement are redeemed in accordance with the terms of the Plan after his/her Termination Date, income tax and other withholdings as required will arise at that time.  Upon redemption of the DSUs, the Company will make all appropriate withholdings as required by law at that time.

3.	The value of DSUs is based on the value of the Shares of the Company and therefore is not guaranteed.

4.	No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded liability recorded on the books of the Company.

5.
In the event of any discrepancy between the terms of the Plan and the terms of this Agreement, the terms of the Plan shall prevail.  All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise specified above.

Schedule C
MAG Silver Corp. Directors' Deferred Share Unit Plan (the "Plan")

BENEFICIARY DESIGNATION

To:           MAG Silver Corp.

I,                                                                , being an Eligible Director under the MAG Silver Corp. Directors' Deferred Share Unit Plan (the "Plan") hereby designate the following person as my Beneficiary for purposes of the Plan:

Name of Beneficiary:                         _______________________________

Address of Beneficiary:                    _______________________________

———————————————————————————————

This designation revokes any previous beneficiary designation made by me under the Plan.  Under the terms of the Plan, I reserve the right to revoke this designation and to designate another person as my Beneficiary.

Date:           _______________________

Name:         _______________________  (please print)

Signature:  _______________________

Schedule D
MAG Silver Corp. Directors' Deferred Share Unit Plan (the "Plan")

CERTIFICATE OF U.S. RESIDENT DIRECTOR

This Certificate is delivered pursuant to Section 2.4(d) of the Directors' Deferred Share Unit Plan (the "Plan") of MAG Silver Corp. (the "Company"), and evidences that the undersigned  ________________________________, being the holder (the "DSU Holder") of the right, by way of “deferred share units” (the "DSUs"), to acquire certain common shares (the "Shares") of the capital stock of the Company upon such term, conditions and price as set forth in the Plan, hereby represents, warrants, acknowledges and affirms as follows:

(1)  the undersigned is a resident of the United States of America; and

(2)  the undersigned, in his/her capacity as a Director of the Company, has had full access to the books and records of the Company; has had the opportunity to access and review the Company's public Internet filings on the System for Electronic Document Analysis and Retrieval at www.sedar.com, the Electronic Data Gathering and Retrieval System at www.sec.gov, and to consult with his/her legal and tax advisors with regard thereto; has been offered the opportunity to ask questions and receive answers from management concerning the Company and its Securities; and that any request for such information has been complied with to the undersigned's satisfaction; and

(3)  the undersigned understands and agrees that all certificate(s) representing the Shares will be endorsed with, and be subject to the terms and conditions of, the following U.S. restrictive legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF MAG SILVER CORP. ("THE COMPANY") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE LAWS; (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (D) WITHIN THE UNITED STATES IN ACCORDANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (E) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION TO SUCH EFFECT, FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER UNDER (D) OR (E) ABOVE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

SUBJECT TO APPLICABLE CANADIAN LAW, AND PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, AND PROVIDED FURTHER THAT THE FOLLOWING PROCEDURE COMPLIES WITH U.S. SECURITIES LAWS AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO U.S. RESTRICTIVE LEGENDS MAY BE OBTAINED FROM THE COMPANY'S REGISTRAR AND TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT."

Provided that, if at the time the Company is a “Foreign Issuer” as defined in Regulation S under the U.S. Securities Act, the Shares bearing such legend are being sold outside the United States in compliance with Rule 904 of such Regulation S and in compliance with applicable local laws and regulations, the Company shall use its reasonable best efforts to cause the legend to be timely removed upon delivery of the certificate and a duly executed declaration to the Company's registrar and transfer agent in the form attached hereto as “Exhibit 1” to this Schedule D (or as the Company may reasonably prescribe from time to time); provided, further, that if any such Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to the Company's registrar and transfer agent of an opinion of U.S. counsel of recognized standing in form and substance satisfactory to the Company, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act and applicable state securities laws.

Please issue a certificate for the Shares being acquired pursuant to my DSUs as follows:

NAME:                  _______________________________________________________________
(Please Print)

ADDRESS:            _______________________________________________________________

                                                _______________________________________________________________

Signature of DSU Holder:

_________________________________________              Date signed: __________________________
Signature

Printed Name and Address:

_________________________________________

_________________________________________

_________________________________________

_________________________________________

EXHIBIT 1 TO SCHEDULE D

DECLARATIONS FOR REMOVAL OF U.S. RESTRICTIVE LEGEND

To:	Computershare Investor Services Inc., as registrar and transfer agent for the shares of MAG Silver Corp. (the "Company")

The undersigned (A) acknowledges that the sale of _______________________ shares of the Company, represented by certificate number _______________________, to which this declaration relates, has been made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act"), and (B) certifies that (1) the undersigned is not an "affiliate" (as defined in Rule 405 under the 1933 Act) of the Company, or is an “affiliate” solely by virtue of being an officer and/or director thereof; (2) the offer of such securities was not made to a "US Person" or to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction was prearranged with a buyer in the United States; (3) in the case of the undersigned being an officer and/or director of the Company, no selling concession, fee or other remuneration will be paid in connection with such offer and sale other than the usual and customary broker's commission; and (4) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

By:_______________________________________________    Date: ____________________________
      Signature

Name (please print) _________________________________________

Affirmation by Seller's Broker-Dealer

We have read the foregoing representations of our customer with regard to the sale of shares described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of The Toronto Stock Exchange and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

______________________________________________________
Name of Firm

By:  __________________________________________________
       Authorized officer

Date: _________________________________________________

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